UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s Corporate Governance Report for the year 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)
Date: August 30, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President

Exhibit 99.1

Corporate Governance Report

2023

May 31, 2024

POSCO HOLDINGS INC.

Pursuant to Article 24-2 of the KOSPI Market Disclosure Regulations and Article 7-2 of the Detailed Rules of the Regulations, POSCO HOLDINGS INC. submits this Corporate Governance Report and confirms that this Report contains no false information and does not omit any critical information.

[000002] I. Company Overview

1. Name of Company: POSCO HOLDINGS INC.

2. Disclosure Period and Reporting Date

Disclosure period start date: January 1, 2023

Disclosure period end date: December 31, 2023

Reporting date: May 31, 2024

2-1. Date of the Current Fiscal Year ~ Two Years Prior to the Current Fiscal Year

	2023	2022	2021
Accounting period start date	January 1, 2023	January 1, 2022	January 1, 2021
Accounting period end date	December 31, 2023	December 31, 2022	December 31, 2021

3. People in Charge of the Corporate Governance Report

-	Main In-charge: Kim, Seung-Jun, Head of Finance·IR Team

 +82-2-3457-0114   Email: ir@posco-inc.com

-	Co In-charge: Jang, Soo-Young, Senior Manager of Finance·IR Team

 +82-2-3457-0747   Email: syjang0228@posco-inc.com

4. Company Overview

Largest Shareholder	National Pension Service	Shareholding of the Largest Shareholder 1)	6.38%
		Shareholding of Minority Shareholders 2)	75.83%
Business Type	Non-Financial	Major Products	Holding Company
Enterprise Group under the Monopoly Regulation and Fair Trade Act	Yes	Act on the Management of Public Institutions	Not Applicable
Name of Enterprise Group	POSCO
Summary of Financial Status (In millions of KRW)

	2023	2022	2021
Consolidated Revenue	77,127,197	84,750,204	76,332,345
Consolidated Operating Profit	3,531,423	4,850,053	9,238,089
Consolidated Profit from Continuing Operations	1,845,850	3,560,484	7,195,890
Consolidated Total Assets	100,945,394	98,406,781	91,471,614
Separate Total Assets	51,646,198	51,149,119	64,242,759

[000003] Compliance with Key Indicators of Corporate Governance

Compliance rate: 100

5. Compliance with Key Indicators of Corporate Governance

Key Indicator	Compliance (during the disclosure period)	Compliance (in the preceding disclosure period)	Note
Issue a general shareholder meeting convocation notice 4 weeks prior to such meetings	O	Not applicable	POSCO HOLDINGS issued a convocation notice approximately four weeks prior to the current year’s General Meeting of Shareholders (GMoS).
Implement electronic voting	O	Not applicable	POSCO HOLDINGS has implemented electronic voting each year since the GMoS held in March 2019 to make it more convenient for shareholders to exercise their voting rights.
Hold a general shareholder meeting on a date outside the peak period	O	Not applicable	POSCO HOLDINGS held the current year’s GMoS on March 21, 2024 which fell outside the peak period when such meetings are concentrated.
Promote predictability in relation to cash dividend payments	O	Not applicable

POSCO HOLDINGS implemented an advanced dividend procedure of determining dividend amounts before the dividend record date in making year-end dividend payments during the disclosure period, ensuring predictability for its dividend payments.

Notify shareholders of dividend policies and dividend payment plans at least once a year	O	Not applicable

Apart from disclosures, POSCO HOLDINGS communicates detailed dividend information, mid-term shareholder return policies, and treasury stock information on its website. We also opened a separate website for dividend services to provide an at-a-glance view of our dividend information.

Establish and operate CEO succession policies	O	Not applicable

In appointing POSCO HOLDINGS’ Representative Director & CEO, the CEO Candidate Recommendation Committee which is exclusively composed of outside directors assesses candidates for their qualifications before their nomination to the GMoS. To further boost the impartiality and transparency of the succession process, the draft proposal to establish POSCO-style Governance was approved in December 2023. Since 2017, we have managed a pool of key talents selected by level among executives and manager-position employees to systematically nurture CEO candidates. These candidates are supported in performing core responsibilities and in receiving training to enhance their professional management competencies as well as mentoring by external specialists. The annual leadership session attended by all outside directors and the CEO also serves to share outcomes in fostering CEO candidates.

Establish and operate internal control policies for risk management among others	O	Not applicable

POSCO HOLDINGS classifies risk into business risks (management strategy, finance, Group business) and non-business risks (ESG) in operating its risk management system. To advance compliance management, we incorporated compliance control standards into our company regulations and appoint the Compliance Officer to monitor the legality of our business operations. We proactively adopted the internal accounting control system in the year when it was first introduced in Korea, and have our consolidated internal accounting control system audited by external auditors. We established disclosure management guidelines to make timely disclosures, and abide by internal control procedures for regular reporting to ensure that regular reports are approved by the head or personnel of the responsible department.

Appoint the chair of the board of directors among outside directors	O	Not applicable	POSCO HOLDINGS has separated the Board Chair and the Representative Director & CEO roles since 2006, and appoints the Board Chair among outside directors through the resolution adopted by the Board.
Adopt cumulative voting	O	Not applicable	POSCO HOLDINGS’ Articles of Incorporation do not exclude cumulative voting in relation to shareholders’ exercising their voting rights.
Establish policies to prevent individuals responsible for undermining corporate value or infringing on the rights and interests of shareholders from being appointed as executives	O	Not applicable

Executive candidates are verified for their expertise, leadership, and past performance on an ongoing basis by the responsible department, and the Code of Ethics stipulates POSCO HOLDINGS’ fiduciary duty towards shareholders and investors. In particular, we apply the zero tolerance principle to bribery, embezzlement, information manipulation, and violation of sexual ethics, and established policies to prevent individuals responsible for undermining corporate value or infringing on shareholder rights and interests from being appointed as executives.

Ensure gender diversity by avoiding a board composed solely of members of a single gender	O	Not applicable	At the time of submitting this report, members of POSCO HOLDINGS’ Board of Directors are not of a single gender.
Establish an independent internal audit organization (supporting internal audit operations)	O	Not applicable

POSCO HOLDINGS’ Corporate Compliance and Ethics Team plays a supporting role for Audit Committee in performing its audit work. Activities ranging from operating the Audit Committee and supporting its work to assessing the internal accounting control system are all undertaken independently of top management and controlling shareholders, and the results are directly reported to the Audit Committee on a regular basis.

Include accounting or financial specialists in the internal audit organization	O	Not applicable

POSCO HOLDINGS’ Audit Committee is solely composed of three or more outside directors pursuant to the Articles of Incorporation and the Operational Regulations of the Audit Committee. One or more members of the Audit Committee are appointed for their accounting or financial expertise as stipulated in the Commercial Act.

Ensure the internal audit organization holds meetings with the external auditor at least once every quarter without the attendance of management	O	Not applicable

The external auditor reports quarterly/semi-annual financial statement review results and yearly audit results to the Audit Committee at least once every quarter without the attendance of top management, and the consultations made with the external auditor are incorporated into internal audit work when deemed necessary.

Establish procedures to grant the internal audit organization access to critical management information	O	Not applicable

The Audit Committee operates in accordance with the Articles of Incorporation and the Operational Regulations of the Audit Committee independently of top management and controlling shareholders. Pursuant to the Operational Regulations, the Audit Committee may audit the work of directors as part of its corporate accounting and work audit operations, request directors to report on POSCO HOLDINGS’ operations, or investigate the Company’s business operations and financial status. The Committee may also seek advice from external experts at the Company’s expense if necessary, and utilize the supporting organization of the internal audit organization to perform necessary procedures including accessing and reviewing important work documents.

[000004] II. Current Status of Corporate Governance

[[100000] 1. General Policies of Corporate Governance

A.	Provide a comprehensive and detailed description of the company’s corporate governance policies in terms of their implementation directions and key considerations.

POSCO HOLDINGS is committed to establishing advanced corporate governance to enhance shareholder value over the long haul and promote the balanced representation of stakeholder rights and interests. Our management leverages their expert knowledge and reasonable decision-making to ensure responsible business conduct, and the Board of Directors, composed of the majority of independent outside directors, oversees and advises management to establish Global Professional Management anchored on checks and balances. These principles of corporate governance are specified in the Corporate Governance Charter that we announced internally and externally, and guide our day-to-day operations.

Detailed fundamental principles of corporate governance are integrated in POSCO HOLDINGS’ Articles of Incorporation, Operational Regulations of the Board of Directors, Corporate Governance Charter, and other governance-related internal regulations, and are made available on our website (http://www.posco-inc.com).

POSCO HOLDINGS took the lead in appointing outside directors in Korea early in 1997 and has since been improving its governance system to bolster the independence and functioning of the Board of Directors. Following the transition into a holding company system through the spin-off in March 2022, we have assumed a stronger role as POSCO Group’s control tower in developing future business portfolios and managing Group business operations.

To promote diversity all while supporting management with reasonable decision-making from the balanced perspective, our Board of Directors consists of members who bring their extensive experience and expertise in the areas of environment, public services, industry, and academia (law and accounting). The Board is also composed of the majority of outside directors to effectively oversee and hold management in check. Furthermore, the Board itself and its special committees are chaired by outside directors to put outside directors at the center of Board operations.

B.	Describe distinctive characteristics of the company’s corporate governance.

POSCO HOLDINGS’ Board of Directors, as the Company’s permanent, highest decision-making body, has the authority to appoint Representative Directors. Since 2006, we have separated the roles of the Chair of the Board of Directors and the Representative Director & CEO, and the Chair of the Board is appointed among outside directors through the resolution of Board of Directors.

Outside directors are appointed for their expertise on diverse areas and abundant experience either through the Director Candidate Recommendation Committee or shareholder proposals, and elected at the GMoS. As of May 31, 2024, POSCO HOLDINGS’ Board of Directors consisted of 10 members in total, including six outside directors and four inside directors.

Pursuant to the Articles of Incorporation and the Operational Regulations of the Board of Directors that were amended at the ordinary GMoS and by the Board of Directors in March 2024, there are currently six special committees operating under the Board of Directors – the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, the Audit Committee, and the CEO Candidate Pool Management Committee. All these committees are composed of the majority of outside directors, and the Director Candidate Recommendation Committee, Evaluation and Compensation Committee, the Audit Committee, and the CEO Candidate Pool Management Committee are exclusively made up of outside directors to ensure their independent decision-making. While the Director Candidate Recommendation Committee and the Audit Committee are mandatory in accordance with the Commercial Act, the remaining four committees were established by the Board of Directors through its discretionary decision to enhance its expertise, independence, and efficiency. The Finance Committee and the Audit Committee include specialists qualified for their accounting/finance, industry, and public sector experiences, and the ESG Committee specifically includes environmental experts.

POSCO HOLDINGS’ Board of Directors convened a total of 10 times in 2023, with 100% attendance of directors. Special committees under the Board met 28 times in total, with all of their members attending. Apart from this, all outside directors put in the necessary time and effort to fulfill their duties, actively participating in the key activities of the Board, including Board strategy sessions, ESG sessions, leadership sessions, strategy/performance review sessions, outside director meetings, and visits to major operational sites. The Company does its utmost to support outside directors to fulfill their given authorities and roles.

[200000] 2. Shareholders

[201000] (Core Principle 1) Shareholders should receive sufficient and timely information required to exercise their rights, and should be able to exercise their rights according to appropriate procedures.

[201100] (Sub-principle 1-1) The company should provide shareholders with sufficient information on the date, venue, and agendas of the general meeting of shareholders well in advance.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS provides sufficient information on the date, venue, and agendas of the GMoS well in advance through the GMoS notice, its website, and Korean/English disclosures.

A.	Describe overall information provided in relation to the general meetings of shareholders, including their date, venue and agendas, that were held between January 1, 2023 and May 31, 2024.

POSCO HOLDINGS convened two GMoS in total from January 1, 2023 to May 31, 2024. We make information related to the GMoS, including its date, venue, and agendas, available through Korea Exchange (KRX) public disclosures in Korean and English, the Data Analysis, Retrieval, and Transfer (DART) system of the Korean Financial Supervisory Service, the US Securities and Exchange Commission (SEC) website, notices posted on the Company website, mailing of the GMoS notice, and sending of the Depository Notice and the Proxy Card to overseas DR holders. The following table outlines the GMoS held between January 1, 2023 to May 31, 2024.

(Table 1-1-1) Overview of GMoS Held from January 1, 2023 to May 31, 2024

		Ordinary GMoS 2024 (The 56th GMoS)	Ordinary GMoS 2023 (The 55th GMoS)
	Resolution of Convocation	January 31, 2024	January 27, 2023
	Notice of Convocation	February 21, 2024	February 20, 2023
	Date of GMoS	March 21, 2024	March 17, 2023
	Days between Notice of Convocation and Date of GMoS	29 days	25 days
	Location/ Region	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul
	Notice to Shareholders	Mail notice, POSCO website, DART and KRX website	Mail notice, POSCO website, DART and KRX website
	Notice for Foreign Shareholders	U.S. SEC website, Depositary Notice and Proxy Card for DR holders, and KRX English public disclosure	U.S. SEC website, Depositary Notice and Proxy Card for DR holders, and KRX English public disclosure
Details	Attendance of BoD Members	10 out of 10 directors attended	12 out of 12 directors attended
	Attendance of Auditors or Audit Committee Members	3 out of 3 members attended	3 out of 3 members attended
	Shareholders’ Remarks	-	1) 1 individual shareholder remarked 2) Inquiry : Plans for POSCO Group’s LiB Business

B.	If the company was not able to provide sufficient information on the general meeting of shareholders well in advance based on the above descriptions, explain the reasons and future plans.

(1) Deficiencies and their reasons: N/A

(2) Future plans and additional explanations:

POSCO HOLDINGS convened a total of two ordinary GMoS between January 1, 2023 and May 31, 2024, and disclosed their date and venue six weeks in advance through the resolution adopted by the Board of Directors. The agendas of these GMoS were finalized in the subsequent Board meeting, and were communicated through the Korea Exchange (KRX), the DART system of the Korean Financial Supervisory Service, the US Securities and Exchange Commission (SEC) website, and our company website. To enhance the provision of information for foreign shareholders, we have also made KRX disclosures in English since the ordinary GMoS held in March 2021.

While we abolished voting by mail at the ordinary GMoS held in 2023 by amending the Articles of Incorporation as a way to advance ESG management through reduced paper mail, we sent a shareholder notice by mail on GMoS of 2024 detailing the date, agendas, methods of exercising voting rights, and the online broadcast schedule, taking into account of shareholders’ convenience, who have previously received such information by mail.

The convocation notice of the ordinary GMoS held in March 2023 was issued three weeks before the meeting (25 days), which fell short of the 4-week prior notice standard. For the ordinary GMoS in March 2024, the convocation notice was provided four weeks before the meeting in full compliance with the Code of Best Practices for Corporate Governance. Going forward, we will ensure our shareholders receive sufficient information four weeks in advance prior to the GMoS.

[201200] (Sub-principle 1-2) Shareholders should be assisted as much as possible in attending the general meeting of shareholders and expressing their opinions.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS implements electronic voting each year to make it easier for shareholders to exercise their voting rights, and supports proxy solicitation as a way for shareholders to raise their voice at the GMoS.

A.	Provide an overall description on shareholders’ direct or indirect exercise of voting rights.

(1) Updates on the company’s efforts to convene the general meeting of shareholders outside the peak period, implement voting by mail, and recommend proxy solicitation for the past 3 fiscal years

(i) Convening the general meeting of shareholders outside the peak period POSCO HOLDINGS convened three ordinary GMoS from January 1, 2022 to May 31, 2024, which were all held outside the peak period to participate in the Voluntary Compliance Program for GMoS Date Separation. For overall details on the exercise of voting rights at the GMoS held between January 1, 2022 and May 31, 2024, please refer to the following table.

(ii) Implementing voting by mail/electronic voting and recommending proxy solicitation Until the GMoS of 2023, POSCO HOLDINGS mailed all shareholders written ballots and return envelopes so that they could exercise their voting rights by mail if they could not physically attend the GMoS. While voting by mail was abolished at the ordinary GMoS of 2023 through the amendment of the Articles of Incorporation for the purpose of enhancing ESG management through reduced paper mail, we sent a shareholder notice for the ordinary GMoS of 2024 to inform that they could vote electronically or through proxy, considering that they had conveniently received such information by mail. To make it easier for shareholders to exercise their voting rights, we have implemented electronic voting since the ordinary GMoS held in March 2019 each year, and make the proxy form available on our company website to facilitate proxy solicitation for shareholders. We have broadcast the GMoS online each year since the ordinary GMoS in March 2021, and receive shareholder inquiries in advance to ensure shareholder participation as much as possible.

(Table 1-2-1) Accessibility to the Exercise of Voting Rights at Ordinary GMoS

	GMoS 2024	GMoS 2023	GMoS 2022
Peak Period for GMoS	March 22, 2024 March 27, 2024 March 29, 2024	March 24, 2023 March 30, 2023 March 31, 2023	March 25, 2022 March 30, 2022 March 31, 2022
Date of GMoS	March 21, 2024	March 17, 2023	March 18, 2022
Holding of Meetings Outside the Peak Period	Yes	Yes	Yes
Conduct of Voting by Mail	No	Yes	Yes
Conduct of Electronic Voting	Yes	Yes	Yes
Conduct of Proxy Solicitation	Yes	Yes	Yes

(2) Agendas and Approval Rates by Agenda Item

POSCO HOLDINGS convened a total of two ordinary GMoS from January 1, 2023 to May 31, 2024, and specifics of approval rates by agenda item are as follows.

(Table 1-2-2) Resolutions Adopted by the GMoS

Agenda	Type of Resolution	Agenda	Result	Number of Total Issued Shares with Voting Rights (①)	Exercised Shares from ① (A) 1)	Votes ‘For’(B)		Votes ‘Against or Abstained’ (C)
							Ratio (%)		Ratio (%)
The 56th GMoS (2024)
1	Ordinary	Approval of the 56th (January 1, 2023 ~ December 31, 2023) Financial Statements	Approved	75,876,207	30,420,066	27,945,653	91.9	2,474,413	8.1
2	Extra ordinary	Partial Amendments of the Articles of Incorporation	Approved	75,876,207	32,834,116	32,175,277	98.0	658,839	2.0
3-1	Ordinary	Election of Chang, In-Hwa (CEO candidate) as an Inside Director	Approved	75,876,207	32,834,115	30,570,559	93.1	2,263,556	6.9
3-2	Ordinary	Election of Jeong, Ki-Seop as an Inside Director	Approved	75,876,207	32,834,115	30,772,048	93.7	2,062,067	6.3
3-3	Ordinary	Election of Kim, Jun-Hyung as an Inside Director	Approved	75,876,207	32,834,116	31,790,002	96.8	1,044,114	3.2
3-4	Ordinary	Election of Kim, Ki-Soo as an Inside Director	Approved	75,876,207	32,834,116	31,703,845	96.6	1,130,271	3.4
4-1	Ordinary	Election of Yoo, Young-Sook as an Outside Director	Approved	75,876,207	32,834,115	29,341,036	89.4	3,493,079	10.6
4-2	Ordinary	Election of Kwon, Tae-Kyun as an Outside Director	Approved	75,876,207	32,834,114	28,795,256	87.7	4,038,858	12.3
5	Ordinary	Election of Park, Sung-Wook as an Outside Director to Serve on the Audit Committee	Approved	75,876,207	29,097,977	26,919,186	92.5	2,178,791	7.5

6	Ordinary	Approval of Directors’ Remuneration Limit (FY2024)	Approved	75,876,207	30,420,069	23,855,505	78.4	6,564,564	21.6
The 55th GMoS (2023)
1	Ordinary	Approval of the 55th (January 1, 2022 ~ December 31, 2022) Financial Statements	Approved	75,849,177	54,021,693	46,974,931	87.0	7,046,762	13.0
2-1	Extra ordinary	Partial Amendments of the Articles of Incorporation : Change of the Location of the Head Office	Approved	75,849,177	54,021,693	51,508,281	95.3	2,513,412	4.7
2-2	Extra ordinary	Partial Amendments of the Articles of Incorporation : Abolition of Voting by Mail	Approved	75,849,177	54,021,693	39,204,818	72.6	14,816,875	27.4
2-3	Extra ordinary	Partial Amendments of the Articles of Incorporation : Change of the Record Date for Year-End Dividends	Approved	75,849,177	54,021,693	52,625,369	97.4	1,396,324	2.6
3-1	Ordinary	Election of Jeong, Ki-Seop as an Inside Director	Approved	75,849,177	54,021,693	43,618,751	80.7	10,402,942	19.3
3-2	Ordinary	Election of Yoo, Byeong-Og as an Inside Director	Approved	75,849,177	54,021,693	42,906,536	79.4	11,115,157	20.6
3-3	Ordinary	Election of Kim, Ji-Yong as an Inside Director	Approved	75,849,177	54,021,693	43,449,303	80.4	10,572,390	19.6

4	Ordinary	Election of Kim, Hag-Dong as a Non-standing Director	Approved	75,849,177	54,021,693	38,381,607	71.0	15,640,086	29.0
5	Ordinary	Election of Kim, Joon-Gi as an Outside Director	Approved	75,849,177	54,021,693	52,455,580	97.1	1,566,113	2.9
6	Ordinary	Approval of Directors’ Remuneration Limit (FY2023)	Approved	75,849,177	54,021,693	51,540,266	95.4	2,481,427	4.6

B.	Describe the company’s efforts to communicate with shareholders and relevant details to address agendas that were disproportionately opposed or rejected.

C.

If the company was not able to take sufficient action to ensure shareholders participate in its decision-making process as much as possible through the general meeting of shareholders or other methods based on the above descriptions, explain the reasons and future plans.

(1) Deficiencies and their reasons: N/A

(2) Future plans and additional explanations:

As described in the above section A. detailing shareholders’ exercise of voting rights, POSCO HOLDINGS implements electronic voting and recommends proxy solicitation to ensure maximum shareholder participation in the GMoS. It is noteworthy that we have actively promoted electronic voting and other virtual methods of exercising voting rights on our website since 2020 to cater to shareholders who find it difficult to physically attend the GMoS due to the COVID-19 pandemic. We also mailed the convocation notice and information on GMoS specifying an email address and phone number through which shareholders could raise their inquiries concerning their attendance and exercise of voting rights at the GMoS while actively addressing shareholder inquiries.

[201300] (Sub-principle 1-3) The company should make it easy for shareholders to propose agendas for the general meeting of shareholders and ensure shareholders could make inquiries and request explanations as they wish concerning the agendas proposed by shareholders at the general meeting of shareholders.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

While POSCO HOLDINGS does not separately provide information on shareholder proposal procedures and standards as they are specified in the Commercial Act, the Company has received shareholder nominations for outside director candidates since 2018 to reflect shareholder feedback in appointing outside directors.

A.	Provide descriptions concerning shareholder proposal rights including the following.

(1)	Providing detailed information on shareholder proposal procedures through the company’s website or other methods

Implementation: No

POSCO HOLDINGS does not separately provide information on shareholder proposal procedures on its website or through other methods as they are already stipulated in the Commercial Act.

(2)	Establishing and implementing regulations concerning procedures and standards handling agendas proposed by shareholders

Implementation: No

Upon receiving shareholder proposals, POSCO HOLDINGS verifies these proposals for their compliance with the necessary requirements and proposes them as GMoS agendas through the resolution adopted by the Board of Directors. While such procedures do exist, there are no separate regulations governing shareholder proposals. Apart from shareholder proposals, we have received shareholder nominations to directly engage shareholders in identifying outside director candidates since 2018 with an aim to enhance communication with shareholders and create a diverse pool of outside director candidates.

An official letter under the name of the Chair of the Director Candidate Recommendation Committee is sent to shareholders who have the right to make shareholder proposals pursuant to the Commercial Act approximately three to four months before the ordinary GMoS, requesting them to nominate one outside director candidate per shareholder. Such nominations can be submitted in writing either via email or by mail. These candidates nominated by shareholders are reviewed for their qualifications by the Outside Director Recommendation Advisor Panel just as other candidates.

At the ordinary GMoS held in March 2019, one candidate (law major, professor, female) was nominated through this shareholder proposal process, and deliberations were made by the Outside Director Recommendation Advisor Panel along with other candidates. The candidate was not recommended to the Director Candidate Recommendation Committee as she did not meet the required qualifications for the vacant position based on deliberation outcomes, and this was communicated to the institutional shareholder which made the nomination. For the ordinary GMoS in March 2024, shareholder nominations were received between November 9 and November 30 of 2023.

(3)	Details and implementation status of shareholder proposals for the period from January 1, 2023 to May 31, 2024

Submission of shareholder proposals: No

There were zero shareholder proposals submitted between January 1, 2023 and May 31, 2024.

(Table 1-3-1) Overview of Shareholder Proposals

	Date of Proposal	Proposed by	Category	Detail	Handling and Implementation Status	Approval	Votes for	Votes against
N/A

(4)	Details and handling status of the open letters submitted to the company between January 1, 2023 and May 31, 2024

Submission of open letters: No

There were zero open letters submitted from January 1, 2023 to May 31, 2024.

(Table 1-3-2) Overview of Open Letters

	Date of Sending	Submitted by	Detail	Date of Reply	Acceptance	Details of Reply
N/A

B.	If there are any deficiencies concerning policies that facilitate the exercise of shareholder proposal rights based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[201400] (Sub-principle 1-4) The company should prepare mid to long-term shareholder return policies and future plans including dividends, and ensure predictability in relation to dividends for shareholders.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS has mid/long-term shareholder return policies, and implements an advanced dividend procedure by determining dividend amounts first before setting the dividend record date to ensure predictability concerning dividend payments for shareholders.

A.	Describe as below whether the company establishes policies associated with shareholder return and sufficiently communicates such policies to shareholders.

(1)	Establishing shareholder return policies including dividends

Implementation: Yes

To improve transparency and predictability in relation to dividends, POSCO HOLDINGS established and announced its mid-term dividend policy in January 2020 for the first time, setting a goal of reaching 30% in dividend payout ratio for the three years between 2020 and 2022. With this mid-term dividend policy ending, we announced another 3-year mid-term shareholder return policy (2023~2025) in April 2023. This guides our efforts to allocate 50~60% of our annual free cash flows (separate basis) to make basic dividend payments of KRW 10,000/share starting from 2023, and additionally return the remaining dividendable profit to shareholders, taking a balanced approach by seeking growth to enhance shareholder value while ensuring shareholder return through stable dividend payments.

We introduced quarterly dividends by amending the Articles of Incorporation in 2016 to provide quarterly cash dividends through the resolution adopted by the Board of Directors. Such quarterly dividends have continued since Q2 2016 as of May 31, 2024.

In April 2020, the Board of Directors decided to sign a 1-year share repurchase trust contract to ensure stable management of stock prices and improve shareholder value. During the contract period (Apr. 13, 2020 ~ Apr. 12, 2021), we repurchased shares worth nearly KRW 1 trillion (4.49 million shares, 5.1%) and retired 3% of the total shares issued in August 2022 to improve shareholder return and shareholder value.

(2)	Methods of communicating the company’s shareholder return policies to shareholders and provision of such policies in English

Annual notice: Yes

Provision of English materials: Yes

In establishing new shareholder return policies, deciding on quarterly/year-end dividends, or repurchasing/canceling treasury shares, POSCO HOLDINGS immediately makes disclosures and provides shareholders with detailed information through IR events and website postings. Our IR website enables shareholders to conveniently access our shareholder return policies and relevant information, including our dividend policies as well as treasury shares and dividend payout data. When we announced our 3-year, mid-term shareholder return policy (2023~2025) in April 2023, we promptly made Korean/English disclosures through the Korea Exchange (KRX) and the US Securities and Exchange Commission (SEC) while offering shareholders detailed information through the Q1 IR event and our website. Our shareholder return policies are specified in the regular reports (quarterly/semi-annual/business reports) submitted to the Financial Supervisory Service each quarter.

(3)	If the company made cash dividends between January 1, 2023 and May 31, 2024, informing shareholders of dividend-related predictability by making dividend decisions before the dividend record date

Reflection in the Articles of Incorporation: Yes

Implementation: Yes

To implement an advanced dividend procedure by determining dividend amounts first before setting the dividend record date, POSCO HOLDINGS amended its Articles of Incorporation at the ordinary GMoS held in March 2023 so that the Board of Directors could set the year-end dividend record date to be different from the year-end closing date. Following this amendment, the Board of Directors determined and disclosed the year-end dividend amount for 2023 on January 31, and the dividend record date was set on February 29, initiating a dividend procedure that supports shareholders to make informed investment decisions with the knowledge of their expected dividend amount.

(Table 1-4-1) Dividend Record Dates and Dividend Declaration Dates

Dividend	Closing Month	Year-end Dividend	Record Date	Declaration Date	Predictability Related to Cash Dividends

Year-end dividend (2022)	December	O	Dec 31, 2022	Mar. 17, 2023	X

Q1 Dividend (2023)	March	X	Mar 31, 2023	May 12, 2023

Q2 Dividend (2023)	June	X	Jun 30, 2023	Aug. 8, 2023

Q3 Dividend (2023)	September	X	Sep 30, 2023	Nov. 3, 2023

Year-end dividend (2023)	December	O	Feb 29, 2024	Jan. 31, 2024	O

Q1 Dividend (2024)	March	X	Mar 31, 2024	May 14, 2024

B.	If the company was not able to establish shareholder return policies and provide sufficient information based on the above descriptions, explain the reasons and future plans.

(1) Deficiencies and their reasons: N/A

(2) Future plans and additional explanations: N/A

[201500] (Sub-principle 1-5) - The shareholder rights to receive an appropriate level of dividends pursuant to shareholder return policies and future plans should be respected.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

In accordance with the mid-term shareholder return policy announced in 2023, POSCO HOLDINGS is taking a balanced approach to seeking growth to improve shareholder value while ensuring shareholder return through stable dividend payments.

A.	Describe the recent efforts the company has made in relation to shareholder return.

(1)	Dividends

During the mid-term dividend policy period from 2020 to 2022, POSCO HOLDINGS paid KRW 2,816.1 billion in cash dividends (24.8% in consolidated payout ratio) and retired treasury shares worth KRW 567.5 billion (3% of the total shares issued, based on book value) in 2022, setting a record in its history by providing KRW 3,383.6 billion in shareholder return. When cash dividends and treasury share cancellations are combined, the total shareholder return rate amounts to 29.8%.

We established a new 3-year shareholder return policy (2023~2025) to take a balanced approach to seeking growth for greater shareholder value while ensuring stable dividend payments for shareholder return. Shareholder return will be based on free cash flows that take into account investment expenses to support our growth into a leader in eco-friendly, future materials through the seamless implementation of our growth strategy. This will be paired with the base dividends introduced to minimize the risk of fluctuation in shareholder return that may arise due to uncertainty in free cash flows. We also proactively adopted an advanced dividend procedure of determining dividend amounts first before setting the dividend record date through the amendment of the Articles of Incorporation, which testifies to our commitment to maintaining transparent communication with shareholders concerning shareholder return to uphold shareholder rights.

POSCO HOLDINGS prioritizes the maximization of shareholder value as its key corporate value, and all members of its leadership recognize this as the overarching goal. With this in mind, we are carefully considering our participation in the corporate value-up program led by the Korean government. Our aim is to establish goals and action plans in the near future to enhance our corporate value, and actively explore ways to make use of treasury shares, including the cancellation of treasury shares, to closely communicate with markets regarding our additional shareholder return initiatives.

In line with our new mid-term shareholder return policy (2023~2025), cash dividends worth KRW 758.8 billion (44.7% in consolidated payout ratio, KRW 10,000 per share) were made in 2023.

The table below illustrates specifics of the cash dividends made by year.

(Table 1-5-1) Shareholder Return Provided for the Past 3 Fiscal Years

	Year	Closing Month	Profit Available for Dividend	Total Cash Dividend Amount	Cash Dividend per Share	Dividend Yield
Common Share	2023	Dec.	45,177,683,527,788	758,762,070,000	10,000	2.4
	2022	Dec.	44,817,366,914,948	910,190,124,000	12,000	4.1
	2021	Dec.	46,519,112,564,370	1,285,634,724,000	17,000	6.0

(Table 1-5-1-2) Cash Dividend Payout Ratios for the Past 3 Fiscal Years

	2023	2022	2021
Consolidated basis	45	29	19
Separate basis	95		25

(2)	Efforts the company made in relation to shareholder return apart from dividends.

To enhance shareholder value, POSCO HOLDINGS retired treasury shares in August 2022 (3% of the shares issued, KRW 567.5 billion in book value) for shareholder return.

B.

If there were any deficiencies in relation to the company’s efforts to respect shareholder rights to receive an appropriate level of shareholder return based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[202000] (Core Principle 2) Shareholders should be granted fair voting rights according to the type and number of shares they hold, and efforts should be made to establish a system that provides shareholders with equal access to corporate information.

[202100] (Sub-principle 2-1) – The company should make sure that the voting rights of shareholders are not breached and that shareholders are provided with corporate information in a timely, sufficient, and equitable manner.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS provides institutional investors, minority shareholders, and foreign shareholders with equal access to corporate information both in Korean and English to prevent any infringement of shareholder voting rights.

A.	Provide an overall description on stock issuance as of May 31, 2024.

(1)	Overview of stock issuance

Pursuant to the Articles of Incorporation, POSCO HOLDINGS is authorized to issue 200,000,000 shares in total. As of May 31, 2024, 96,480,625 common shares were issued and 11,909,395 shares of them were cancelled, which brings the total number of shares issued to 84,571,230 common shares.

(Table 2-1-1-1) Total Number of Shares Authorized for Issuance

Common Shares	Class Shares	Total
200,000,000	0	200,000,000

(Table 2-1-1-2) Detailed Status of Stock Issuance

	Issued Shares	Issuance Ratio (%)	Remark
Common Shares	84,571,230	42.3	—

(2)	Details and reasons for granting voting shares by type of class shares, and class meetings of shareholders held

POSCO HOLDINGS has not issued any class shares to date.

B.	If equal voting rights are not granted according to the type and number of shares held based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons

(2)	Future plans and additional explanations

C.	Provide an overall description on stakeholder communication for the period from January 1, 2023 to May 31, 2024.

(1)	Key IR events, conference calls, and discussions with institutional investors and other shareholders

Every January, April, July, and October, POSCO HOLDINGS holds annual and quarterly earnings releases in the form of conference calls led by the CSO. This is followed by regular NDRs (Non-Deal Roadshow) hosted for institutional investors in Korea, Asia, the Americas, and Europe. We also frequently participate in the conferences held by securities firms in Korea and abroad to directly address investors’ areas of interest and heed their requests about the Company.

Furthermore, we provide key stakeholders with top management access to enhance market trust in our core business strategies, and our CSO and executives responsible for IR operations directly attend NDRs held overseas to share with investors the Company’s performance and mid/long-term strategic directions and to provide higher-level feedback concerning shareholders’ areas of interest.

POSCO HOLDINGS makes IR Team’s email address available on its corporate website, and enables shareholders to send their feedback or questions to the IR Team through the Contact Us section of the website. Once shareholder inquiries are submitted via email, our IR personnel check them and reply accordingly. Shareholders may also reach the IR Team through the dedicated phone line by way of the main company phone number disclosed on our website, and answers are provided to shareholder inquiries over the phone.

We established a system for investors and other stakeholders wishing to directly visit the Company to request IR meetings on our official website to accommodate such meetings on a as-needed basis, and engage in a wide array of IR activities to reflect investors’ understanding and areas of interest.

As the COVID-19 pandemic subsided, we reach out to investors in Korea and abroad through in-person meetings as well as conference calls, and strive to broaden the pool of investors. In light of the emerging issues of ESG and rechargeable battery materials, we proactively participate in ESG NDRs, Value Day events, and conferences for investor communications.

To enhance our investor communication channels, we have live-streamed earnings releases from Q1 2022 on our website to provide minority shareholders with real-time access to such corporate information. In March 2023, we opened the POSCO HOLDINGS IR YouTube channel to cater to retail investor needs and strengthen communication with these investors. Featuring video content including tech talk and market talk led by rechargeable battery specialists, this channel serves to offer an overview of our rechargeable battery materials business and market interests as well as virtual tour content elaborating on the key new businesses POSCO HOLDINGS is pursuing in Korea and overseas. As of May 2024, 124 videos were uploaded with 22,000 subscribers and 29 million total video views.

As to inquiries raised through our company website (http://www.posco-inc.com), our IR personnel directly address them, and we actively respond to inquiries made over the phone to reinforce communication with minority shareholders.

Major IR Events, Conference Calls, and Discussions with Shareholders (2023)

Date	Participants	Format	Occasion	Remarks
January 27, 2023	Domestic/Foreign institutional investors, Analysts	Conference call	Earnings release (Provisional business outcomes of FY2022 and Q&A session)
January 30 - February 2, 2023	Domestic institutional investors	NDR	NDR followed by the earnings release
March 22-23, 2023	Foreign institutional investors	Conference	Credit Suisse Conference (Earnings, markets, business issues, etc.)
April 27, 2023	Domestic/Foreign institutional investors, Analysts	Conference call	Earnings release (Provisional business outcomes of Q1 of FY2023 and Q&A session)
April 28 - May 4, 2023	Domestic institutional investors	NDR	NDR followed by the earnings release
May 16, 2023	Domestic and foreign institutional investors	Conference	BofA Conference (Earnings, markets, business issues, etc.)
May 25-26, 2023	Domestic and foreign institutional investors	Conference	Samsung Securities Conference (Earnings, markets, business issues, etc.)
May 30 - June 2, 2023	Foreign institutional investors	NDR	NDR (Europe) (Earnings, markets, business issues, etc.)
June 5 - June 8, 2023	Foreign institutional investors	Conference	Daiwa Conference (Earnings, markets, business issues, etc.)
June 13, 2023	Domestic and foreign institutional investors	Conference	NH Investment & Securities C Forum (Earnings, markets, business issues, etc.)
June 26 - 27, 2023	Foreign institutional investors	NDR	CEO NDR (United States) (Earnings, markets, business issues, etc.)

July 11, 2023	Domestic/Foreign institutional investors, Analysts	IR	2023 LiB Material Business Value Day (POSCO Group’s LiB Material Business, etc.)
July 12 - 14, 2023	Foreign institutional investors	NDR	2023 LiB Material Business Value Day (POSCO Group’s LiB Material Business, etc.)
July 24, 2023	Domestic/Foreign institutional investors, Analysts	Conference call	Earnings release (Provisional business outcomes of Q2 of FY2023 and Q&A session)
July 25 - 28, 2023	Domestic institutional investors	NDR	NDR followed by the earnings release
August 22 - 23, 2023	Domestic and foreign institutional investors	Conference	Korea Investment Securities KIS Conference (Earnings, markets, business issues, etc.)
September 4 - 8, 2023.	Foreign institutional investors	NDR	ESG NDR (Hong Kong, Singapore) (Key management updates related to ESG issues)
September 12 - 14, 2023	Foreign institutional investors	Conference	CLSA Conference (Earnings, markets, business issues, etc.)
September 18 - 19, 2023	Foreign institutional investors	NDR	NDR (Hong Kong, Singapore) (Earnings, markets, business issues, etc.)
September 21 - 22, 2023	Foreign institutional investors	NDR	NDR (Taiwan) (Earnings, markets, business issues, etc.)
October 3, 2023	Foreign institutional investors	Conference	CA100+ (Key management updates related to ESG issues)
October 8 - 13, 2023	Foreign institutional investors	NDR	CEO NDR (Europe) (Earnings, markets, business issues, etc.)
October 24, 2023	Domestic/Foreign institutional investors, Analysts	Conference call	Earnings release (Provisional business outcomes of Q3 of FY2023 and Q&A session)
October 25 - 30, 2023	Domestic institutional investors	NDR	NDR followed by the earnings release

October 25 - 27, 2023	Foreign institutional investors	NDR	CEO NDR (Hong Kong) (Earnings, markets, business issues, etc.)
November 6 - 8, 2023	Foreign institutional investors	Conference	Samsung Securities Conference (Earnings, markets, business issues, etc.)
November 13 - 14, 2023	Foreign institutional investors	NDR	CEO NDR (Singapore) (Earnings, markets, business issues, etc.)
November 29 - 30, 2023	Foreign institutional investors	Conference	Nomura Conference (Earnings, markets, business issues, etc.)
January 1 - December 31, 2023	Domestic/Foreign institutional investors, Analysts	IR	Individual meetings and conference calls upon request of shareholders and investors	137 times in 2023

Major IR Events, Conference Calls, and Discussions with Shareholders

(from January 1 to April 30, 2024)

Date	Participants	Format	Occasion	Remarks
January 31, 2024	Domestic/Foreign institutional investors, Analysts	Conference call	Earnings release (Provisional business outcomes of FY2023 and Q&A session)
February 5 - 7, 2024	Domestic institutional investors	NDR	NDR followed by the earnings release
February 13 - 16, 2024	Foreign institutional investors	Conference	Korea Investment Securities KIS Conference (Earnings, markets, business issues, etc.)
March 7, 2024	Domestic/Foreign institutional investors, Analysts	Conference	Citi Conference (Earnings, markets, business issues, etc.)
April 25, 2024	Domestic/Foreign institutional investors, Analysts	Conference call	Earnings release (Provisional business outcomes of Q1 of FY2024 and Q&A session)
April 29 - May 2, 2024	Domestic institutional investors	NDR	NDR followed by the earnings release
January 1 - April 30, 2023	Domestic/Foreign institutional investors, Analysts	IR	Individual meetings and conference calls upon request of shareholders and investors	8 times

(2)	Separate communications with minority shareholders, if there’s any

Holding of separate events for minority shareholders: Yes

On May 28, 2024, POSCO HOLDINGS held an IR event led by EUGENE Investment to directly engage with minority shareholders in Pohang-si where the Company is based. This event was also joined by POSCO INTERNATIONAL and POSCO STEELEON to take stock of the rechargeable battery material business POSCO Group is pursuing as a new business while sharing steel market conditions and prospects and directly addressing the questions raised by minority shareholders.

Besides, three IR events were held during the reporting period (Mar. 2023, May 2023, May 2024) for securities firms representing minority shareholders and for wealth management of the banking sector (private banking). Our executives responsible for IR operations directly attended these events to communicate the progress made on our key businesses and future plans.

(3)	Separate communications with overseas investors, if there’s any

POSCO HOLDINGS provides key stakeholders with top management access to enhance market trust in its core business strategies. Earnings releases are followed by overseas NDR events directly joined by our CSO and executives in charge of IR operations for institutional investors in Asia, the Americas, and Europe. This serves to share our business results and mid/long-term strategic directions with investors and provide higher-level feedback on shareholders’ areas of interest. For further details, you may refer to the IR activities illustrated in the (1) Key IR events, conference calls, and discussions with institutional investors and other shareholders section of this report.

(4)	Providing detailed information on how to make inquiries by disclosing the IR department’s phone number and email address on its website and through other methods

Implementation: Yes

POSCO HOLDINGS makes IR Team’s email address available on its corporate website, and enables shareholders to send their feedback or questions to the IR Team through the Contact Us section of the website. Once shareholder inquiries are submitted via email, our IR personnel check them and reply accordingly. Shareholders may also reach the IR Team through the dedicated phone line by way of the main company phone number disclosed on our website, and answers are provided to shareholder inquiries over the phone.

The corporate information including the above-mentioned IR materials are made accessible to all shareholders in a timely and equitable manner through KIND (http://kind.krx.co.kr), the disclosure system operated by the Korea Exchange (KRX), DART (http://dart. fss.or.kr), the electronic disclosure system of the Financial Supervisory Service, the company website, and other disclosure information systems.

(5)

Operating an English-language website, designating responsible personnel, and disclosing contact information for consultations in foreign languages for the benefit of foreign shareholders, and details of English disclosures

Operation of an English website: Yes

Designation of personnel responsible for foreign shareholders: Yes

Ratio of English disclosures: 68.8

POSCO HOLDINGS operates an English website for foreign shareholders. Foreign shareholders may raise their inquiries to the IR Team via the IR Team’s email address disclosed on our English website as well as the Q&A section of the website. Once such inquiries are submitted, our IR personnel check them and respond accordingly. POSCO HOLDINGS has participated in the Korea Exchange’s initiative to facilitate English disclosures since 2020, and proactively makes disclosures in English through the KIND electronic disclosure system to enhance the provision of information for foreign investors.

As a company listed on the New York Stock Exchange (NYSE) with American Depository Receipts (ADR), POSCO HOLDINGS submits English disclosures through the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system (https://www.sec.gov/edgar) of the US Securities and Exchange Commission (SEC). The annual reports that we disclose through the US SEC (Form 20-F) contain the contact information of our IR personnel, which shareholders can refer to in raising their inquiries.

(6)	Sanctions imposed in relation to disclosure, including designation for non-compliance with disclosure obligations, from January 1, 2023 to May 31, 2024

Designated for non-compliance with disclosure obligations: No

POSCO HOLDINGS has faithfully fulfilled its disclosure obligations, and has not been designated for any non-compliance with disclosure obligations to date.

(Table 2-1-3) Designation for Non-compliance with Disclosure Obligations

	Type of Non-compliance	Date of Designation	Reasons for Designation	Penalty Points Imposed	Fines Imposed (unit: KRW)	Improvement Efforts Following Designation
N/A

D.	If the company was not able to provide shareholders with corporate information in a timely, sufficient, and equitable manner based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations:

As described in the section C. on communications with shareholders, POSCO HOLDINGS provides all shareholders with its corporate information including IR materials in a timely and equitable manner through the company website, DART ((http://dart.fss.or.kr), the electronic disclosure system of the Financial Supervisory Service, KIND (http://kind.krx.co.kr), the disclosure system operated by the Korea Exchange (KRX), and other disclosure information systems. As a company listed on the New York Stock Exchange (NYSE) with ADRs, we also file English disclosures through EDGAR, the electronic disclosure system operated by the US SEC (http://www.sec.gov/edgar). We operate an English website, and make all materials provided to investors through IR events, quarterly and semi-annual review reports, and annual audit reports available in English and upload them on our website to ensure such corporate information is equally accessible to all shareholders in Korea and abroad.

[202200] (Sub-principle 2-2) – The company should establish and operate mechanisms to protect shareholders from unfair insider trading or self-dealing by controlling shareholders or other shareholders.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS established and implements mechanisms to protect shareholders from insider trading with affiliates and other parties and/or self-dealing by management.

A.

Provide a detailed descriptions on the controls (policies) the company established in relation to insider trading with affiliates and other parties and/or self-dealing by management or controlling shareholders among others.

(1)	Overall control policies governing insider trading and self-dealing

Implementation: Yes

POSCO HOLDINGS is developing a separate set of internal control-related regulations to establish internal control mechanisms aiming to prevent insider trading that management or controlling shareholders engage in for personal gains. This starts with managing internal accounting management regulations, and transactions that are entered into with the Company’s largest shareholder (including related parties of the largest shareholder) and/or related parties and exceed the set amount limit are subject to resolutions made by the Board of Directors. Furthermore, we created the ESG Committee as an insider trading deliberation body which is equivalent to the Board of Directors pursuant to the Commercial Act. This Committee deliberates and decides on related transactions involving funds, assets, and securities worth KRW 5 billion or more and below KRW 100 billion, and related transactions valued at KRW 100 billion or more should receive preliminary deliberations by the Committee and gain approval by the Board of Directors. As to the related transactions decided or deliberated by the ESG Committee, please refer to ‘ESG Committee Meetings Held’ under the Sub-principle 8-2 section of this report.

(2)

Details and reasons for any blanket approval granted by the board of directors in relation to insider trading with affiliates and others and/or self-dealing by management or controlling shareholders among others

Pursuant to Article 542-9 of the Commercial Act, POSCO HOLDINGS ensures that the Board of Directors grants blanket approval in advance to any anticipated transactions with affiliates for the current fiscal year that amount to 5% or more of the total assets or the total sales as of the end of the preceding fiscal year. In 2023, no resolutions were made by the Board pertaining to the above-mentioned criteria.

(3)	Transactions entered into with controlling shareholders and other stakeholders

In 2023, there were no transactions involving credit grants provided to major shareholders and asset transfers or business transactions with major shareholders. The table below illustrates the key transactions entered into between POSCO HOLDINGS and related parties (affiliates).

Transactions with Controlling Shareholders and Other Stakeholders

Source: POSCO HOLDINGS’ 2023 Business Report – X. Details of transactions with major shareholders, etc.

(in millions of Won)
Company Name	Sales and Others(*1)			Purchases and Others
	Sales	Dividends(*3)	Others	Purchase of Fixed Assets	Others
Subsidiaries (*2)
POSCO	146,745	325,043	—	—	15,440
POSCO E&C (Former POSCO ENGINEERING & CONSTRUCTION CO., LTD.	9,354	11,037	440	23,007	5,875
POSCO STEELEON	1,772	—	—	—	105
POSCO DX (Former POSCO ICT)	3,040	7,455	—	4,017	9,037
eNtoB Corporation	—	—	40	158	3,326
POSCO Future M (Former POSCO CHEMICAL CO., LTD	8,902	13,878	—	—	—
POSCO Mobility Solution	1,035	—	55	—	—
POSCO INTERNATIONAL Corporation	9,278	77,616	—	—	48
POSCO Maharashtra Steel Private Limited	692	—	353	—	—
POSCO ASSAN TST STEEL INDUSTRY	17	—	430	—	—
Others	12,021	6,084	5,347	9,634	46,596
Sub Total	192,856	441,113	6,665	36,816	80,427
Associates and joint ventures (*2)
SNNC	629	—	55	—	—
Roy Hill Holdings Pty Ltd	—	293,956	—	—	—
Others	240	92,149	11,617	—	158
Sub Total	869	386,105	11,672	—	158
Total	193,725	827,218	18,337	36,816	80,585

(*1)	This consists of profits from trademark use, rental income, and dividend income of subsidiaries, associates, and joint ventures.
(*2)	As of December 31, 2023, the Company provided payment guarantees to related parties.
(*3)	This excludes KRW 346,801 million recognized as dividend income from the disposal gains on investments in subsidiaries.

The table below illustrates the details of receivables and payables between POSCO HOLDINGS and related parties (affiliates) as of December 31, 2023.

Details of Receivables and Payables between POSCO HOLDINGS and Stakeholders including Controlling Shareholders (Affiliates)

Source: POSCO HOLDINGS’ 2023 Business Report – X. Details of transactions with major shareholders, etc.

			(in millions of Won)
Company Name	Receivables			Payables
	Trade Accounts and Notes Receivable	Others	Total	Accounts Payable	Others	Total
Subsidiaries
POSCO	110,913	19,666	130,579	3,937	32,901	36,838
POSCO E&C (Former POSCO ENGINEERING & CONSTRUCTION CO., LTD.	9,262	1,714	10,976	—	170	170
POSCO STEELEON	1,063	—	1,063	—	—	—
POSCO DX (Former POSCO ICT)	1,574	—	1,574	1,434	423	1,857
eNtoB Corporation	—	—	—	1,391	3	1,394
POSCO Future M (Former POSCO CHEMICAL CO., LTD	14,299	463	14,762	—	31	31
POSCO Mobility Solution	981	—	981	—	—	—
POSCO INTERNATIONAL Corporation	6,449	25	6,474	—	163	163
PT.KRAKATAU POSCO	—	3,582	3,582	—	—	—
Others	3,345	11,152	14,497	9,022	151	9,173
Sub Total	147,886	36,602	184,488	15,784	33,842	49,626
Associates and joint ventures (*2)
SNNC	334	—	334	—	—	—
Roy Hill Holdings Pty Ltd	88,008	—	88,008	—	—	—
FQM Australia Holdings Pty Ltd (*1)	—	218,900	218,900	—	—	—
Others	195	560	755	—	—	—
Sub Total	88,537	219,460	307,997	—	—	—
Total	236,423	256,062	492,485	15,784	33,842	49,626

(*1)

Other receivables for FQM Australia Holdings Pty Ltd are full long-term loans and accrued interest. POSCO HOLDINGS lent KRW 6,448 million to the company during the current fiscal year. POSCO HOLDINGS recognized the entire amount of other receivables of KRW 218,900 million for the current fiscal year as loan-loss provisions.

B.

If there are any deficiencies or improvement plans concerning policies to protect shareholders from unfair insider trading or self-dealing based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[202300] (Sub-principle 2-3) – The company should provide sufficient explanations on any change in its ownership structure or key business operations or on its capital procurement policies which may involve conflicting interests among shareholders, and seek measures to protect shareholders including gathering opinions from minority shareholders and protecting the rights of dissenting shareholders.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS abides by the Commercial Act, the Capital Markets Act, and other pertinent laws and regulations as to matters that may result in significant changes in shareholder rights, and protects shareholder rights to the fullest possible extent in its Corporate Governance Charter.

A.

Describe the company’s shareholder protection policies, including gathering opinions from minority shareholders and protecting the rights of dissenting shareholders, on matters resulting in significant changes in its ownership structure or key operations such as mergers, business transfers and acquisitions, spin-offs, and comprehensive exchanges and transfers of shares.

Presence of such policies: Yes

POSCO HOLDINGS implements policies to protect shareholder rights to the fullest possible extent as to matters that could give rise to significant changes in shareholder rights and its existence as a company, such as mergers, amendments to the Articles of Incorporation, and capital reductions, through its Corporate Governance Charter. We implement shareholder protection policies by seeking opinions from shareholders, including minority shareholders, through our company website, our main phone number, and other varying communication channels.

B.

If there were any mergers, business transfers and acquisitions, spin-offs, or comprehensive exchanges and transfers of shares that could result in significant changes in the company’s ownership structure or key operations, or any specific plans in such regards during the disclosure period, describe the actions taken by the company to protect shareholders including gathering opinions from minority shareholders and protecting the rights of dissenting shareholders.

Presence of such plans: No

There were no mergers, business transfers and acquisitions, spin-offs, and comprehensive exchanges and transfers of shares that could result in significant changes in the Company’s ownership structure or key operations during the disclosure period.

C.	If there were any capital procurement activities involving convertibles, describe such activities including the following.

Issuance of convertibles: No

(1)	Issuance of convertible bonds and others

Through the resolution adopted by the Board of Directors in August 2021, POSCO HOLDINGS issued 5-year convertible bonds worth EUR 1,065,900,000 (approximately KRW 1.4 trillion when calculated using the Seoul Money Brokerage Services’ announced exchange rate of KRW 1,360.32/EUR) to allocate the proceeds to making investment in its rechargeable battery materials business. This included the bondholders’ put option and the issuer’s call option for early redemption.

Bondholders can exercise their put option on the third anniversary of the payment date (Sep. 1, 2024) or in the event there is any change in the control of POSCO HOLDINGS or the Company’s stock is delisted. The issuer can exercise its call option starting from the third anniversary of the payment date (Sep. 1, 2024) until 30 business days before the bond’s maturity date if the stock price (based on the closing price) is 130% or above the exchange price for 20 out of 30 consecutive trading days, or the outstanding loan balance is below 10% of the total issuance amount (clean up call), or amendments of pertinent laws result in additional tax burdens.

(2)

If there were any capital procurement activities involving conflicting interests among shareholders during the disclosure period, describe whether the company considered the interests of minority shareholders in its decision-making process

There were no capital procurement activities during the disclosure period.

(3)	Describe if there were any changes in controlling shareholders attributable to the issuance of stock-linked bonds and others or covenant breaches (acceleration) during the disclosure period

There was no issuance of stock-linked bonds during the disclosure period.

D.

If there are any deficiencies or improvement plans for gathering opinions from minority shareholders or protecting the rights of dissenting shareholders in seeking changes in the company’s ownership structure or key operations or capital procurement based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[300000] 3. Board of Directors

[303000] (Core Principle 3) The board of directors should determine the company’s business goals and strategies in the interest of the company and its shareholders, and ensure effective oversight of the company’s management.

[303100] (Sub-principle 3-1) – The board of directors should effectively perform its function in making business decisions and overseeing management.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS stipulated the roles of the Board of Directors in detail in its Articles of Incorporation and the Operational Regulations of the Board of Directors. The Company’s Board of Directors effectively assumes its function in making business decisions and overseeing management pursuant to such regulations.

A.

Provide an overall description of the systems the company operates to ensure the board of directors smoothly performs its intended function as the center of corporate operations including the following.

(1)

Description of the deliberation/decision items of the board of directors specified in the company’s articles of incorporation or board of directors regulations, and reasons for and benefits from any enhancements made by the company in addition to statutory requirements

POSCO HOLDINGS’ Board of Directors makes important decisions on the Company’s operations, establishing the Group’s business goals and key strategies in the interest of the Company and shareholders in accordance with pertinent laws and the Operational Regulations of the Board of Directors. The roles of the Board are stipulated in detail in Article 38-1 of the Articles of Incorporation and the Operational Regulations of the Board of Directors.

The Board may establish special committees pursuant to Articles 38 and 45 of the Articles of Incorporation, and determine matters concerning their authorities and operations and delegate them accordingly. Specifics regarding the operation of these special committees, except for the Audit Committee, are separately laid out in the Operational Regulations of the Board of Directors.

Apart from special committees, ‘Board of Directors strategic sessions, ESG sessions, and strategy/performance review sessions’ are held with the attendance of Board members and key non-registered executives to assist the Board in effectively performing its roles. We also regularly host ‘outside director meetings’ to proactively heed the voice of outside directors in setting agendas for Board meetings.

Deliberation agendas are thoroughly reviewed in advance before decisions are made by the Board of Directors. When deemed necessary, pre-meeting reports are provided to collect opinions from directors and fully reflect such feedback in the agendas. In tandem with this, regular visits are paid to key operational sites to enhance directors’ understanding of our business operations.

(i) Matters to be deliberated/decided by the board of directors as specified in the articles of incorporation or the board of directors regulations

The deliberation and reporting agendas for the Board of Directors are as follows as of May 31, 2024.

Deliberation and Reporting Agendas for the Board of Directors (as of May 31, 2024)

Deliberation and reporting agendas for the Board of Directors

[Deliberation Agendas for the Board of Directors]

1. Matters on the GMoS

(1)   Convocation of GMoS

(2)   Approval of statements of financial position, comprehensive income, changes in equity, cash flows and notes, statements of appropriation of retained earnings or statements of disposition of deficit and accompanying statements, and consolidated financial statements in every settlement term

(3)   Approval of annual reports

(4)   Amendment of the Articles of Incorporation

(5)   Retirement of shares

(6)   Remuneration and retirement benefits of directors

(7)   Other agendas to be proposed to the GMoS

2. Matters on Business Operations

(1)   Establishment of Group-level business goals and key management strategies (mid/long-term business guidelines/plans, annual operating goals, business rationalization plans and others)

(2)   Establishment and modification of important CI (corporate philosophy, flag, badge, etc.)

(3)   Group-level restructuring plans

(4)   Yearly business plans

(5)   Appointment of the Chair of the Board of Directors

(6)   Recommendation of inside director candidates

(7)   Appointment of the Representative Director & CEO, appointment of Representative Directors among inside directors other than the Representative Director & CEO and assignment of inside director positions

(8)   Management succession and CEO development plans

(9)   Appointment of the Acting Representative Director & CEO in the absence of the Representative Director & CEO

(10)  Management performance assessment and compensation plans

(11)  Determination of the composition and operational methods of special committees under the Board of Directors

(12)  Determination on expert assistance for directors

(13)  Matters on the composition and operation of the CEO Candidate Recommendation Committee

(14)  Establishment, amendment, and abolition of the following company regulations

A. Operational Regulations of the Board of Directors and the Audit Committee

3. Investment and Finance

(1)   New external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more, investment and capital increase include borrowings and liabilities that the Company incurs)

(2)   In-house investment plans (new establishment or expansion project of KRW 200 billion or more, investment and capital increase include borrowings and liabilities that the Company incurs)

(3)   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets ( KRW 200 billion or more, based on book value per unit of invested assets)

(4)   Deficit disposal

(5)   Decision on the appropriation of retained earnings

(6)   Decision of new shares issuance

(7)   Forfeited and odd-lot shares disposal

(8)   Retirement of treasury stock for profit

(9)   Decision to repurchase and dispose of treasury stock

(10)  Transfer of reserve fund to equity

(11)  Issuance of corporate bonds and important borrowings (long-term borrowings exceeding KRW 100 billion)

(12)  Issuance of convertible bonds

(13)  Issuance of bonds with warrant

(14)  Donation (Over KRW 1 billion)

4. Others

(1)   Filing lawsuits or arbitration, responding to court settlements or mediations worth KRW 100 billion or more, or taking equivalent legal actions

(2)   Entering into transactions with the largest shareholder of the Company (including related partis of the largest shareholder) and related parties as stipulated by the Commercial Act

A. A single transaction amounting to one-hundredth or more of the total assets or the total revenue as of the end of the latest fiscal year

B. Transactions, including transactions entered into with specific related parties for the current fiscal year, whose total value amounts to 5% or more of the total assets or the total revenue as of the end of the latest fiscal year (except for routine transactions made in the course of business conduct within the approved total limit)

(3)   Entering into transactions with related parties pursuant to the Monopoly Regulations and the Fair Trade Act

A. Provision or transaction of funds such as provisional payments or loans (KRW 100 billion or more)

B. Provision or transaction of shares, bonds, and other securities of the Company (KRW 100 billion or more)

C. Provision or transaction of assets such as real estates or intangible property rights (KRW 100 billion or more)

(4)   Appointment of transfer agents

(5)   Determination of methods for handling stock administration fees

(6)   Establishment, relocation or closure of branches

(7)   Approval of transactions entered into between directors and the Company

(8)   Appointment or dismissal of the Compliance Officer, and establishment and/or amendment of compliance standards

(9)   Other matters specified by law or the Articles of Incorporation and matters proposed by directors in relation to business execution

[Reporting Agendas for the Board of Directors]

1.  Handling results of matters delegated to special committees

2.  Important matters related to the operations of affiliates

3.  Reporting of the Compliance Officer regarding findings on adherence to compliance standards

4.  Other matters related to the execution of significant business operations

Apart from the matters mandated by pertinent laws, POSCO HOLDINGS defines the following items as deliberation agendas so that the Board of Directors could make decisions on the Company’s key management matters.

-   Retirement of shares

-   Remuneration and retirement benefits of directors

-   Establishment of Group-level business goals and key management strategies (mid/long-term business guidelines/plans, annual operating goals, business rationalization plans and others)

-   Establishment and modification of important CI (corporate philosophy, flag, badge, etc.)

-   Yearly business plans

-   Appointment of the Chair of the Board of Directors

-   Recommendation of inside director candidates

-   Appointment of the Representative Director & CEO, appointment of Representative Directors among inside directors other than the Representative Director & CEO and assignment of inside director positions

-   Management succession and CEO development plans

-   Management performance assessment and compensation plans

-   Determination of the composition and operational methods of special committees under the Board of Directors

-   Determination on expert assistance for directors

-   Matters on the composition and operation of the CEO Candidate Recommendation Committee

-   Establishment, amendment, and abolition of the following company regulations

A. Operational Regulations of the Board of Directors and the Audit Committee

-   New external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more, investment and capital increase include borrowings and liabilities that the Company incurs)

-   In-house investment plans (new establishment or expansion project of KRW 200 billion or more, investment and capital increase include borrowings and liabilities that the Company incurs)

-   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets ( KRW 200 billion or more, based on book value per unit of invested assets)

-   Donation (Over KRW 1 billion)

-   Filing lawsuits or arbitration, responding to court settlements or mediations worth KRW 100 billion or more or taking equivalent legal actions

(2)	Authorities of the board of directors that were delegated to committees under the board or to the representative director (or the chief executive officer)

Pursuant to Article 38(2) and Article 45 of the Articles of Incorporation and sub-clauses of Chapter 4 of the Operational Regulations of the Board of Directors, the Board of Directors may establish special committees within the Board to deliberate and decide on proposed agendas specified in pertinent regulations. In accordance with Article 21 of the Operational Regulations of the Board of Directors, each special committee notifies the results of its deliberations or decisions at the subsequent Board meeting. If a special committee meets separately from the Board of Directors, the committee notifies individual directors of the results. The Board of Directors has the authority to revisit the decisions made by special committees except for matters stipulated as the exclusive authority of any specific special committee under the above-mentioned provisions. As to the special committees established under the Board of Directors as well as their key roles and composition, please refer to the descriptions provided in relation to the Sub-principle 4-1. As of the May 31, 2024, the deliberation and reporting agendas for special committees are as follows.

Deliberation and Reporting Agendas for Special Committees under the Board of Directors as of May 31, 2024

Deliberation and reporting agendas for the ESG Committee

[Deliberation Agendas]

1.  Matters related to the operation of the Board of Directors and special committees

A. Agenda development and operation standard setting for the Board of Directors and special committees

B. Prior deliberations on the revision or abolition of the Operational Regulations of the Board of Directors

C. Prior deliberations on the composition and operational methods of special committees under the Board of Directors

2.  ESG-related implementation monitoring and report publication

3.  Deliberation and decision on donations over KRW 100 million and KRW 1 billion or less, and prior deliberation on donations over KRW 1 billion (except for deliberation on related transactions specified in No. 4 below)

4.  Matters concerning related transactions entered into pursuant to the Monopoly Regulation and the Fair Trade Act (provision or transaction of funds, securities, or assets with related parties as the counterparty or for related parties)

A. Review of issues concerning related transaction and improvement measures

B. Prior deliberation on related transactions (KRW 100 billion or more in value)

C. Deliberation and decision on related transactions (KRW 10 billion or more and under KRW 100 billion in value)

5.  Appointment of the Compliance Officer

[Reporting Agendas]

1.  Important matters regarding ESG of affiliates

2.  Matters on the execution of related transactions (KRW 5 billion or more and under KRW 10 billion in value)

Deliberation agendas for the Director Candidate Recommendation Committee

1.  Qualification screening of outside director candidates and recommendation to the GMoS

2.  Preliminary review and qualification screening of inside director candidates

3.  Prior deliberation on the appointment of members of special committees

4.  Prior deliberation on the appointment of Representative Directors other than the Representative Director & CEO among inside directors

5.  Operation of the Outside Director Candidate Recommendation Advisor Panel

6.  Other matters necessary for recommending outside director candidates

Deliberation agendas for the Evaluation and Compensation Committee

1.  Establishment of management succession and CEO development plans

2.  Matters on the establishment and execution of performance assessment and compensation plans for management

3.  Prior deliberation on remuneration and retirement allowances for directors

Deliberation agendas for the Finance Committee

1.  Constructive policy making concerning the Company’s internal value and financial soundness

2.  Prior deliberation when filing litigations or arbitration or responding to court settlement or mediation worth KRW 100 billion or more or when taking equivalent legal action

3.  Matters on investment

(1)   Prior deliberation on new business investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more, investment and capital increase include borrowings and liabilities that the Company incurs)

(2)   Prior deliberation on existing business investments, capital increase or investment shares disposal of invested companies (KRW 200 billion or more, investment and capital increase include borrowings and liabilities that the Company incurs)

(3)   Approval of new business investments (KRW 50 billion or more and under KRW 100 billion, investment and capital increase include borrowings and liabilities that the Company incurs.)

(4)   Approval on existing business investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more and under KRW 200 billion, investment and capital increase include borrowings and liabilities that the Company incurs.)

(5)   Prior deliberation on the acquisition and disposal of tangible and intangible fixed assets and significant investment assets (KRW 200 billion or more based on book value per unit of invested assets)

4.  Deliberation and decision on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Deliberation and decision on offering non-current assets as collateral

7.  Deliberation and decision on the takeover of debt such as collateral, guarantee, etc. from invested companies

Deliberation agendas for the Audit Committee

(1)   Setting of the course of action for the Committee

(2)   Matters delegated by the Board of Directors (Representative Directors)

(3)   Request for the convening of extraordinary GMoS

(4)   Matters on consulting by external experts

(5)   Audit of the legality of management’s business execution

(6)   Review of the soundness and validity of the Company’s financial activities and the appropriateness of financial reporting

(7)   Review of the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operational status of the internal accounting control system

(9)   Evaluation of the internal control system

(10)  Agreement on the appointment or dismissal of the representative of the internal audit department

(11)  Appointment and remuneration of external auditors and non-audit service contracts entered into with external auditors

(12)  Evaluation of external auditors’ audit activities

(13)  Reporting of the internal audit department’s annual audit plans and results

(14)  Reporting of the evaluation results of employees’ compliance with the Code of Ethics

(15)  External auditors’ reporting of important facts related to the Company’s directors involved in corruptive practices concerning the fulfillment of their duties or non-compliance with pertinent laws and the Articles of Incorporation

(16)  External auditors’ reporting of the Company’s non-compliance with accounting standards

(17)  Establishment, amendment or abolition of internal accounting control regulations

(18)  Other agendas deemed necessary by each committee member

Deliberation and reporting agendas for the CEO Candidate Pool Management Committee

[Deliberation Agendas]

1.  Prior deliberation on the basic qualifications of CEO candidates as defined by the Board of Directors

2.  Pooling results of CEO candidates

3.  CEO candidate development plans

[Reporting Agendas]

1.  Results of CEO candidate development efforts

B.

If the company’s board of directors could not effectively perform its function in making business decisions and overseeing management based on the above descriptions, explain the reasons why and future plans.

(1) Deficiencies and their reasons: N/A

(2) Future plans and additional explanations:

While there are no deficiencies, POSCO HOLDINGS developed future plans as follows.

POSCO HOLDINGS’ management leverages expertise and reasonable decision-making to conduct business responsibly on behalf of shareholders. The Board of Directors, primarily composed of independent outside directors, plays a role in overseeing and advising management in this process. While management takes the lead in developing initial plans on such key agendas as strategic directions and business plans for Group’s core businesses, feedback from outside directors is actively reflected through lively discussions made at the Board level, including strategic sessions and outside director meetings.

The Board of Directors strategic session held in April 2023 served to address topics including ‘POSCO INTERNATIONAL’s food business implementation status and strategic directions’, ‘Group’s new business implementation system and strategies’, ‘R&D advancement and core business technology development strategies under the holding system structure’. The ESG session held in June 2023 provided us with the opportunity to delve into key ESG issues at the Group level, including ‘special lecture by expert: key issues of ESG sustainability disclosure and the status of the ISSB standards’, ‘POSCO INTERNATIONAL’s 2050 net zero roadmap’, and ‘POSCO FUTURE M’s net zero strategy and implementation plan’. The strategy/performance review session held in November 2023 briefed participants on ‘Group business portfolio assessments and strategic directions’, ‘business performance and mid/long-term strategies by key business area’, and ‘2024 consolidated management (draft) plans’, which was followed by discussions.

[303200] (Sub-principle 3-2) – The board of directors should develop and implement CEO succession policies, and ensure such policies are continuously improved and updated.

- Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

To ensure independence and transparency in the CEO appointment process, the Board of Directors is responsible for basic policies and procedures for management succession, and the CEO Candidate Recommendation Committee exclusively composed of outside directors is up and running through the resolution adopted by the Board.

A.	If the company has established CEO succession policies, provide descriptions including the following.

(1)	Establishment of succession policies and their operating body

Establishment	of succession policies: Yes

Pursuant to Article 29 of the Articles of Incorporation governing the appointment of the Representative Director & CEO, the CEO Candidate Recommendation Committee solely composed of outside directors assesses the qualifications of candidates, and the Board of Directors nominates the finalist to the GMoS. The candidate is appointed as an inside director at the GMoS, and is appointed as the Representative Director & CEO by the Board of Directors, which brings the CEO succession process to a close.

In December 2023, POSCO HOLDINGS’ Board of Directors approved the draft proposal to establish POSCO-style Governance with the help of external consulting, and further improved the transparency and fairness of the CEO appointment process. This involved the abolition of priority reviews for the reappointment of the current CEO, and the CEO appointment process was initiated three months before the end of the tenure of the incumbent CEO irrespective of his/her statement of intention for reappointment.

(2)	Key details of succession policies, including candidate (pool) selection, management, and training

Selection	of candidates: Yes

To ensure independence and transparency in the CEO appointment process, the Board of Directors is responsible for the basic policies and process of management succession.

The CEO Candidate Recommendation Committee, launched through the resolution adopted by the Board and exclusively composed of outside directors, is operated to identify CEO candidates, develop specific assessment criteria for the qualifications defined by the Board, and perform multi-faceted, in-depth qualification assessments.

The Outside Director Recommendation Advisor Panel which consists of external opinion leaders was introduced to perform objective qualification assessments on the CEO candidates identified by the CEO Candidate Recommendation Committee, and the Committee incorporated the assessments made by the Panel in evaluating the qualifications of CEO candidates.

The ordinary GMoS held in 2024 served to articulate qualifications for CEO candidates and disclose them in advance to enhance the external transparency of the CEO appointment process. The newly-defined basic qualifications for CEO candidates cover 12 specific requirements in five pillars of management, industry expertise, global, leadership, and integrity/ethics.

It is noteworthy that the CEO Candidate Pool Management Committee was created in March 2024 as a standing special committee under the Board to ensure systematic discovery and development of CEO candidates as well as fairness in their management. This will allow us to continue to identify and manage internal candidates verified through our own CEO candidate development program and external candidates recommended by executive search firms, thereby improving predictability in the process. We also ensure annual pooling of CEO candidates.

We have appointed two Representative Directors, and this makes it possible to continue with internal/external business execution even in the absence of the Representative Director & CEO. To minimize any operational disruptions when the Representative Director & CEO is not able to serve, it is stipulated that the Board of Directors deliberate on the appointment of an acting Representative Director & CEO.

Basic Qualifications for CEO Candidates

Lv.1	Management	Industry Expertise	Global	Leadership	Integrity / Ethics
Lv.2	Vision and value proposition	Insight into Group’s core businesses and discovery of business opportunities	Understanding of the global landscape and culture	Talent development	Integrity
	Strategic thinking/decision-making	Understanding of new future technology	Global business strategy setting and execution	Communication skills	Business ethics/compliance
	Innovation leadership and crisis response				Harmony with social value

(3)	Training provided to CEO candidates during the disclosure period

Provision	of training for CEO candidates: Yes

To systematically develop CEO candidates, POSCO HOLDINGS has selected and managed a key talent pool since 2017 consisting of executives and manager-position employees at different levels including CEO candidates, Group top executive candidates, and executive candidates. This follows the year-round cycle of selection, nurturing, and evaluation, and the entire pool of key talent is re-assessed each year to exclude those falling behind in performance generation and competency development while identifying new outstanding talent, ensuring the systemic development of CEO candidates. Once selected, these candidates are provided with the opportunity to perform key roles to enhance their management competency and leadership skills and to receive training to improve management expertise as well as one-on-one mentoring by external specialists.

In 2023, we provided key talent with a range of nurturing programs, including CEO courses offered by major universities and institutions on such specialist areas as ESG, health & safety, and AI, external training to enhance management expertise (CTO training), and one-on-one CEO mentoring. In particular, we have implemented the “Future Entrepreneurship Talent Development” program since 2022 to nurture CEO candidates from the mid-to long-term perspective.

In 2023, partial improvements were made to the operational methods of such training with an aim to select a small number of key talent by level to help them foster management expertise and insights required for CEOs and to assist Group executive candidates in pursuing internal/external networking and enhancing their theoretical and practice-based learning.

For the CEO Entrepreneurial Top Talents Program (CETP), we expanded mentoring with specialists, including industry CEOs, consultants, and economists, to help participants enhance management expertise and business insights for management innovation, and focused on group discussions.

The Senior Executive Entrepreneurial Top Talents Program (SETP) diversified its program offerings from existing group project undertakings to theme-based discussions on management strategies, technology trends, and financial management, mentoring by specialists, handwritten assignments, and follow-up area-specific review sessions to help senior executive candidates build capabilities to lead business operations and secure new growth drivers.

The Junior Executive Entrepreneurial Top Talents Program (JETP) consists of group projects undertaken on Group’s core businesses to help enhance essential capabilities required for executives, along with enhanced courses for management competency assessment and feedback.

*	ETP : Entrepreneurial Top Talents Program (CEO, Sr.Executive, Jr.Executive)

Leadership sessions attended by all outside directors and the CEO facilitates the sharing of the results of our CEO candidate development efforts to make sure the CEO succession process is implemented in a fair and seamless way.

(4)	Any improvements/additions made on the company’s CEO succession policies from January 1, 2023 to May 31, 2024

In December 2023, POSCO HOLDINGS’ Board of Directors approved the draft proposal to establish POSCO-style Governance through external consulting, which further rendered its Representative Director & CEO appointment process transparent and fair. This involved the abolition of priority reviews for the reappointment of the current CEO, and the CEO appointment process was initiated three months before the end of the tenure of the incumbent CEO irrespective of his/her statement of intention for reappointment.

B.	If the company has not established any CEO succession policies or has any deficiencies concerning such policies based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[303300] (Sub-principle 3-3) – The board of directors should develop and implement internal control policies to appropriately manage the company’s risks, and ensure such policies are continuously improved and updated.

- Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS reports risks to the Board of Directors to ensure such risks are appropriately managed. Business risks and ESG risks are each monitored by the Chief Strategy Officer and the Corporate Compliance and Ethics Team respectively, and are reported to the Board of Directors.

A.	Describe the company’s internal control policies including the following, and describe whether such policies are continuously improved and updated.

(1)	Presence of policies to systematically recognize and manage company-wide risks for its sustainable development and their operational status

Presence	of company-wide risk management policies: Yes

[Business Risk Management]

Internal business risks are monitored by the Corporate Strategy Team (including Battery Material Business and Infrastructure Business Management), the Carbon Neutral Team, and the Finance IR Team, and are reported to the Board of Directors. The Corporate Strategy Team monitors risks in implementing strategies and making investments at the Group-wide level. Specifically, our company regulations mandate the review of ESG risks through the Internal Investment Deliberation Committee to ensure such risks are rigorously managed. The Finance IR Team handles currency rates, financing, and other financial risks. Key issues monitored by respective teams and key decisions made in relation to new business investments are initially reported through the Finance Committee and the final decisions are made by the Board of Directors.

External business risks, ranging from industry and financial market trends to shifting business conditions in global markets and competitor strategies, are monitored by the POSCO Research Institute on an ongoing basis. Monitoring results are regularly reported to relevant departments and are made available across all Group affiliates through POSCO Group’s Global Information Hub (GIH).

[ESG Risk and Other Non-business Risk Management]

The Corporate Compliance and Ethics Team establishes and operates the Group-level ESG issue response and management system to effectively respond to internal/external ESG risks associated with POSCO Group. This enables us to set standards in identifying and assessing ESG risks requiring Group-wide management, and to comprehensively manage the status of ESG risks each month at respective operating companies. Key ESG issues are reported each quarter to the Group ESG Council, a C-level consultative body composed of POSCO Group’s chief executive members, and improvement measures are discussed accordingly.

The Corporate Compliance and Ethics Team manages ethics, compliance and other non-business risks. Corporate Audit at the Corporate Compliance and Ethics Team performs quarterly reviews on the operational status of our consolidated financial statements and internal accounting control system, and directly reports to the Audit Committee to strengthen our financial risk management.

The Audit Committee is briefed on consolidated financial statement audit and review results each quarter by the external auditor, and seeks independent opinions from the external auditor through meetings not attended by top management to effectively oversee our financial risks.

(2)	Establishment of compliance management policies and their operational status

Establishment of compliance management policies: Yes

To verify our adherence to compliance control standards, we have implemented compliance control standards since May 2012 when such standards were established through the resolution adopted by the Board of Directors. These compliance control standards have been implemented as company regulations since August 2017. POSCO HOLDINGS appoints the legally qualified Compliance Officer who is tasked with overseeing the legality of the Company’s business operations in accordance with compliance control standards while engaging in wide-ranging compliance support activities, including checklist-based departmental self-inspections and proactive management of key risk areas, to faithfully support the Company’s organizations and business conduct. We disclose the appointment of the Compliance Officer and relevant operations through our business reports, and mandate the reporting of compliance activity outcomes at the Board of Directors.

Overview of the Compliance Officer

Name	Gender	Date of Birth	Position	Responsibility	Career	Date of Appointment (tenure)

Lee, Sung-Wook	Male	Oct. 1964	Senior Executive Vice President	-Head of the Corporate Compliance and Ethics Team -Compliance Officer	-Seoul National University (BA) -Chief Prosecutor, Seoul High Prosecutor’s Office -Chief Prosecutor, Incheon District Prosecutor’s Office -Lawyer, Taewon (law firm)	Apr. 19, 2024 (3 years)

Key Activities of the Compliance Officer and Review Results

Date	Key Details of Review	Review and Handling Results
Jan. 2023	-Signed the fair trade and anti-corruption pledge -Hosted a fair trade CP workshop for personnel at operating companies	Satisfactory in general. Some issues in need of improvement were addressed according to internal policies.
Feb. 2023	-Provided presentations on business group operations for personnel at operating companies
Mar. 2023	-Provided compliance training to working-level department employees -Conducted joint inspections with operating companies to prevent damage from bid rigging
Apr. 2023

-Reviewed the company regulation management processes of operating companies

-Hosted CP discussions for compliance managers at operating companies

-Organized and operated a task force team to facilitate CP at operating companies

May 2023

-Reviewed the holding company’s health and safety management system in relation to the Serious Accidents Punishment Act

-Provided presentations on fair trade compliance disclosure to personnel at operating companies and conducted joint verifications

Jun. 2023

-Revised the fair trade CP operational guidelines

-Conducted fair trade risk assessments and CP effectiveness assessments in H1

-Reviewed activity plans for compliance officers at operating companies

-Conducted joint reviews on purchasing contract guidelines as well as terms and conditions of operating companies

Jul. 2023

-Established a compliance risk review system for top management

-Took stock of the system prohibiting former executives from holding competing positions

-Provided special fair trade training to Group management and department heads

Aug. 2023	-Assessed the effectiveness of compliance control systems of POSCO HOLDINGS and its operating companies
Sep. 2023

-Provided executives with compliance training

-Provided compliance presentations to management at operating companies (Sep. ~ Dec.)

-Launched a fair trade CP campaign

-Hosted POSCO Group Compliance Academy

Oct. 2023

-Reviewed the system of POSCO HOLDINGS and operating companies to report bullying and sexual harassment in the workplace

-Published and distributed the fair trade CP handbook

-10 key operating companies achieved an excellent rating in the CP assessment performed by the Fair Trade Commission

-Operating companies conducted self-assessments on their fair trade CP operational status

Nov. 2023

-Conducted compliance (self) reviews at the department level

-Provided personnel at operating companies with training on M&A disputes and legislative trends

-Provided special training on IP management guidelines in preparation for overseas IP disputes (patent, trade secret)

-Revised the fair trade CP operational guidelines

-Revised the group business management guidelines

-Assessed the effectiveness of fair trade CP risk mitigation activities and improved assessment criteria

-Assessed the effectiveness of the CP in H2

Dec. 2023	-Launched a fair trade Compliance Program campaign

(3)	Establishment and operational status of internal accounting control management policies

Establishment of internal accounting control management policies: Yes

POSCO HOLDINGS proactively implemented the internal accounting control system early in 2001 when this system was first introduced in Korea, and has since made improvements and additions through self-assessments each fiscal year. POSCO, as a company listed on the New York Stock Exchange, is subject to the Sarbanes-Oxley Act (corporate accounting reform law enacted in July 2002 in the US to allow for stringent sanctions on accounting fraud), and has received audits performed by external auditors on its consolidated internal accounting control system since the 2006 fiscal year. To this end, the coverage of internal controls was extended from POSCO HOLDINGS to major consolidated companies to bolster accounting management at all levels of POSCO Group.

The Act on External Audit of Stock Companies includes multiple measures to enhance the effectiveness of internal accounting controls. In particular, the audit level of the internal accounting control system of listed companies was upgraded from ‘review’ to ‘audit’, which prompted us to completely re-design our internal control activities accordingly. Regulatory and institutional investments were also made in accordance with guidelines from the internal control committee, including establishing a dedicated internal control department, revising regulations and guidelines, developing and implementing relevant training plans, and tying internal control assessment results to performance and compensation.

POSCO HOLDINGS evaluates the effectiveness of its consolidated internal accounting control system each fiscal year, and reports the results to the GMoS, the Board of Directors, and the Audit Committee through its representative. Such assessments are categorized into design assessments and operational assessments: the former aims to evaluate the design of control activities preventing and detecting errors and irregularities that might affect the Company’s financial statements as well as the adequacy and completeness of such activities; the latter assesses whether control activities are undertaken just as described in the control statement and whether the evidence of executing such activities is verifiable. Any deficiencies identified in the assessment process are addressed through the consultations made among the external auditor, the department in charge, and personnel who implemented controls at issue to make necessary improvements.

(4)	Establishment and operational status of disclosure information management policies

Establishment of disclosure information management policies: Yes

POSCO HOLDINGS established and implements disclosure information management guidelines, and informs relevant departments and subsidiaries of pertinent information. We also operate a disclosure assessment process to review agendas proposed to the Board of Directors and special committees under the Board to determine their necessity for disclosure in advance. For information deemed necessary for disclosure, our disclosure personnel review the accuracy of such information and report to the responsible department. This is further reviewed by the head of the disclosure department and the disclosure officer for their approval before disclosures are made in a timely manner. As to business reports and other regular reports, their disclosure follows the set internal control procedures which include the confirmatory signature by the head of the department responsible for disclosed information and approval by the executive responsible for disclosure.

(5)	Other policies the company is specifically implementing for internal control purposes N/A

B.

If there are deficiencies for the company’s internal control policies or certain areas of such policies are implemented at a lower level in consideration of the company’s size, explain their reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[304000] (Core Principle 4) The board of directors should be structured in a way to efficiently make decisions and oversee management, and directors should be appointed through transparent procedures that broadly reflect varying feedback from shareholders.

[304100] (Sub-principle 4-1) – The board of directors should be structured in a way that enables effective and prudent discussions and decision-making on important matters affecting the sustainable development of the company, and should include a sufficient number of outside directors to function independently of management and controlling shareholders.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ Board of Directors consists of six outside directors and four inside directors chosen for their area-specific experiences and expertise to satisfy pertinent requirements laid out in the Commercial Act, and engages in expert-level deliberations and decision-making.

A.	Describe the composition of the board of directors including the following.

(1)	Organizational chart illustrating the board of directors, committees under the board, and supporting departments among others

(Table 4-1-1) Organizational Chart of the Board of Directors and Committees under the Board as of May 31, 2024

(2)	Composition of the Board of Directors by age group, by gender, and by other criteria as of May 31, 2024

As of May 31, 2024, the composition of the Board of Directors is follows.

The expiry dates illustrated in the table below are based on simple calculations made for the tenure of inside/outside directors based on their date of appointment, and the actual expiry dates will be the scheduled date of ordinary GMoS.

(Table 4-1-2) Composition of the Board of Directors

	Director	Gender (Age)	Current Position	Tenure (months)	End of Term	Expertise	Career
Chang, In-Hwa	Inside	M (68)	Group Representative Director & CEO	2	Mar 21, 2027	Steel production/technology, new business, investment, marketing

•  Mar. 2024 ~(Present) Group Representative Director & CEO, POSCO Holdings

•  Mar. 2021 ~ Mar. 2024 Senior Corporate Advisor, POSCO

•  Mar. 2018 ~ Feb. 2021 Representative Director & President, Head of Steel Business Unit, POSCO

•  Mar. 2017 ~ Feb. 2018 Board Member, Senior Executive Vice President, Head of Steel Production Division, POSCO

•  Feb. 2016 ~ Feb. 2017 Senior Executive Vice President, Head of Technology and Investment Division (Head, Technical Research Laboratories), POSCO

•  Feb. 2015 ~ Jan. 2016 Senior Executive Vice President, Head of Steel Solution Marketing Department, POSCO

•  Mar. 2014 ~ Feb. 2015 Senior Executive Vice President, Head of New Business Development Department

•  Jan. 2011 ~ Mar. 2014 Senior Vice President, Head of New Business Department / New Growth Business Department, POSCO

•  PhD in marine engineering, MIT, US (1988)

Jeong, Ki-Seop	Inside	M (62)	Representative Director & President, CSO, Member of the Finance Committee	14	Mar 21, 2025	Strategy/investment, Group business management

•  Mar. 2023 ~(Present) Representative Director & President, CSO of POSCO HOLDINGS INC.

•  Jan. 2023 ~ Mar. 2023 CSO of Chief Strategy Office, President of POSCO HOLDINGS INC.

•  Jan. 2020 ~ Jan. 2023 Representative Director & President of POSCO Energy

•  Feb. 2018 ~ Jan. 2020 Senior Executive Vice President, Head of Corporate Planning Division, POSCO Energy

•  Feb. 2017 ~ Feb. 2018 Executive Vice President, Head of Domestic Business Management Office, POSCO

•  Feb. 2016 ~ Feb. 2017 Senior Vice President, Head of Domestic Business Management Office, POSCO

•  Mar. 2015 ~ Jan. 2016 Senior Vice President, Finance Chief, POSCO

•  Mar. 2013 ~ Mar. 2015 Senior Vice President, Head of Business Strategy Department, POSCO International

•  Mar. 2012 ~ Feb. 2013 Senior Vice President, Head of Overseas Management Team, POSCO International

•  BA in business administration, Yonsei University (1985)

Kim, Jun-Hyung	Inside	M (61)	Senior Executive Vice President for rechargeable battery business, Member of the ESG Committee	2	Mar 21, 2025	Steel production, rechargeable battery materials

•  Mar. 2024 ~(Present) Chief, Green Materials & Energy Business Office, POSCO HOLDINGS INC.

•  Jan. 2023 ~ Mar. 2024 Representative Director & President of POSCO FUTURE M Co., Ltd.

•  Jan. 2021 ~ Jan. 2023 Representative Director, President of SNNC

•  Jan. 2019 ~ Jan. 2021 Head, Energy Material Department, POSCO Chemical Co., Ltd.

•  Jan. 2018 ~ Jan. 2019 Representative Director, POSCO ESM

•  Feb. 2017 ~ Jan. 2018 Board Member, Head of Production Division, Executive Vice President, POSCO ESM

•  Feb. 2016 ~ Feb. 2017 Executive Vice President, Head of New Business Department, POSCO

•  Mar. 2013 ~ Jan. 2016 Senior Vice President, Rolling Mill Sector Deputy Head, Pohang Works, POSCO

•  MA in business administration, Golden Gate University, US (1999)

Kim, Ki-Soo	Inside	M (59)	Senior Executive Vice President for technology, CTO	2	Mar. 21, 2025	Steel technology, new technology development

•  Mar. 2024 ~(Present) Head of New Experience of Technology Hub, Group CTO, Senior Executive Vice President, POSCO HOLDINGS INC.

•  Jan. 2024 ~ Feb. 2024 Senior Executive Vice President, Head, Technical Research Laboratories, POSCO

•  Jan. 2019 ~ Dec. 2023 Executive Vice President, Head of Low-Carbon Process R&D Center, POSCO

•  Sep. 2016 ~ Dec. 2018 Senior Vice President, Head of Engineering Solution Office, POSCO

•  PhD in metallurgy, University of Sheffield, UK (2001)

Yoo, Young-Sook	Outside	F (68)	Chair of the Board • Chair of the CEO Candidate Pool Management Committee • Member of the ESG Committee • Member of the Compensation Committee	38	Mar 21, 2027	Academia (Environment)

•  Jan. 2020 ~(Present) Chairperson of the Board(non-permanent), Climate Change Center

•  Mar. 2021 ~ present Outside director, Microgen

•  Apr. 1990 ~ (Present) Senior/Principal/Honorary Research Scientist, Korea Institute of Science and Technology(KIST)

•  Feb. 2014 ~ Jan. 2021 Board Member(non-permanent), Research Institute of Industrial Science & Technology

•  Feb. 2014 ~ Jan. 2020 Co-President, Climate Change Center

•  Jun. 2011~ Mar. 2013 Minister of Environment

•  PhD in biochemistry, Oregon State University, US (1986)

Kwon, Tae-Kyun	Outside	M (68)	Chair of the ESG Committee • Member of. he Compensation Committee • Member of the Finance Committee • Member the CEO Candidate Pool Management Committee	38	Mar 21, 2027	Finance(Finance, international finance and investment)

•  Jul. 2022 ~(Present) Outside director at Kumho Petrochemical

•  Dec. 2015 ~ Jun. 2021 Senior Advisor, Yulchon LLC.

•  Jun. 2010 ~ Jun. 2013 Ambassador of Korea to the United Arab Emirates

•  Jan. 2009 ~ Apr. 2010 Chief Administrator, Public Procurement Service

•  Mar. 2008 ~ Dec. 2008 Head of Trade and Investment Office, Ministry of Knowledge Economy

•  Mar. 2007 ~ Mar. 2008 Deputy Minister for Free Economic Zone Planning, MOFE

•  Oct. 2006 ~ Mar. 2007 Commissioner, Korea Financial Intelligence Unit, MOFE

•  2001~Jul. 2004 Economic Councilor, OECD Representative

•  1996 Finance and Economy Advisor, Office of the President

•  1992 Country Officer, Asian Development Bank

•  PhD in international studies, Chung-Ang University (2007)

Yoo, Jin-Nyoung	Outside	M (66)	Chair of the Director Candidate Recommendation Committee • Member of the ESG Committee • Member of the Audit Committee • Member the CEO Candidate Pool Management Committee	26	Mar 18, 2025	Industry Expertise (New technology development)

•  2019 ~(Present) CEO, Angel 6+

•  2017~2018 CTO and President, LG Chem

•  2014~2016 President & Head, Research Park, LG Chem

•  2005~2013 EVP & Head, Research Park, LG Chem

•  PhD in polymer engineering, Lehigh University, US (1990)

Sohn, Sung-Kyu	Outside	M (64)	Chair of the Audit Committee • Member of the Compensation Committee • Member of the Director Candidate Recommendation Committee • Member of the Finance Committee • Member the CEO Candidate Pool Management Committee	26	Mar 18, 2025	Finance and Accounting (Academia)

•  1993~(Present) Professor, School of Business, Yonsei University

•  Mar. 2022 ~(Present) Outside Director, Samsung Asset Management Co., Ltd.

•  2016~2017 President, Korean Accounting Association

•  2013~2015 : Distinguished Professor, Samil

•  2010~2013 : Non-standing commissioner, Securities and Futures Commission, South Korea

•  2008~2010 : Non-standing member, Korea Accounting Standards Board

•  PhD in business administration, Northwestern University, US (1992)

Kim, Joon-Gi	Outside	M (59)	Chair of the Compensation Committee, • Chair of the Finance Committee • Member the CEO Candidate Pool Management Committee	14	Mar 17, 2026	Law (International Trade), Corporate governance

•  2008~(Present) Professor of Law, Yonsei University (Yonsei Law School)

•  May 2022 ~(Present) President, Korean Council for International Arbitration (KOCIA)

•  2021~(Present) Vice Chair, ICC Korea, International Arbitration

•  2018~(Present) Committee Member, KCAB, International Arbitration Committee

•  2013~(Present) Panel of Arbitrators, World Bank’s International Centre for Settlement of Investment Disputes

•  1998~2008 Professor, Graduate School of International Studies, Yonsei University

•  2003~2007 Founding Executive Director, Hills Governance Center in Korea

•  1995 ~ 1998 Professor of Law, Hongik University

•  1992 ~ 1995 Attorney, Foley & Lardner, Washington, D.C

•  PhD in law, Georgetown University, US (1992)

Park, Sung-Wook	Outside	M (66)	• Member of the Director Candidate Recommendation Committee • Member of the Audit Committee • Member the CEO Candidate Pool Management Committee	2	Mar 21, 2027	Industry Expertise (Business management, technology development)

•  2022~(Present) Chairman, National Academy of Engineering of Korea (NAEK)

•  2015~(Present) Member, National Academy of Engineering of Korea (NAEK)

•  2019~2022 Management Advisor and Vice Chairman, SK Hynix Inc.

•  2016~2019 Chairman, Korea Semiconductor Industry Association (KSIA)

•  2013~2018 CEO, President ~ Vice Chairman, SK Hynix Inc

•  2005~2013 Senior Executive Vice President, Head of Research Institute, Hynix Semiconductor Inc.

•  2001~2005 Senior Vice President, Head of HSA, Hynix Semiconductor Inc.

•  PhD in material engineering, KAIST (1992)

(3)	Composition of committees under the board, their chair and members, and their key roles among others as of May 31, 2024

Pursuant to Article 542-8 of the Commercial Act, listed companies with KRW 2 trillion or more in assets are required to appoint three or more outside directors who represent the majority of the board of directors. Article 27 of the Articles of Incorporation of POSCO HOLDINGS stipulates that the Board should consist of no less than three and no more than 13 members as well as no more than eight outside directors and no more than five inside directors. As of May 31, 2024, our Board of Directors was composed of six outside directors and four inside directors. Not only does this demonstrate that outside directors comprise the majority of the Board to meet pertinent requirements of the Commercial Act, but also it enables the Board to effectively perform its role in overseeing the Company’s business operations and support independent decision-making.

POSCO HOLDINGS operates area-specific special committees under the Board, and each of these committees is joined by the majority of outside directors as well as inside directors chosen for their relevant experience and expertise, improving efficiency and ensuring expertise in their operations. To ensure continuity in the Board’s operation, outside directors are required to serve the following terms.

The Term of Office of Each Outside Director as of May 31, 2024

Outside Director	Tenure (Initial Date of Appointment)
Yoo, Young-Sook (Chairperson)	From Mar 21.2024 to GMoS in Mar 2027 (March 12, 2021)
Kwon, Tae-Kyun	From Mar 21.2024 to GMoS in Mar 2027 (March 12, 2021)
Yoo, Jin-Nyoung	From Mar 18.2022 to GMoS in Mar 2025 (March 18, 2022)
Sohn, Sung-Kyu	From Mar 18.2022 to GMoS in Mar 2025 (March 18, 2022)
Kim, Joon-Gi	From Mar 17.2023 to GMoS in Mar 2026 (March 17, 2023)
Park, Sung-Wook	From Mar 21.2024 to GMoS in Mar 2027 (March 21, 2024)

As of May 31, 2024, the composition and key roles of special committees under the Board are as follows.

(Table 4-1-3-1) Special Committees under the Board of Directors

Special Committee Number of Members (Committee Code)	Key Roles	Remark
ESG Committee (4 members) (A)	• Review low-carbon policies related to environment and climate change • Deliberate on safety and health plans • Matters on the operation of the Board and its committees • Deliberate and grant approval on related transactions specified in the Monopoly Regulation and Fair Trade Act	—
Director Candidate Recommendation Committee (3 members) (B)	• Assess the qualifications of outside director candidates and make recommendations to the GMoS • Operate the Outside Director Recommendation Advisor Panel	—
Compensation Committee (4 members) (C)	• Matters on executive performance appraisal and the development and execution of compensation plans • Deliberate on director compensation and retirement packages	—
Finance Committee (4 members) (D)	• Deliberate and decide on investment proposals for new and existing projects • Deliberate and decide on corporate bond issuance and critical financing decisions	—
Audit Committee (3 members) (E)	• Audit the legality of management’s business activities • Assess the soundness and validity of financial activities and the integrity of financial reporting • Evaluate the operational status of the internal accounting management system	—
CEO Candidate Pool Management Committee (6 members) (F)	• Deliberate on the basic qualifications of CEO candidates as defined by the Board • Deliberate on the pooling results for CEO candidates • Deliberate on CEO candidate development plans • Report the results of CEO candidate development	—

(Table 4-1-3-2) Composition of Special Committees under Board of Directors as of May 31, 2024

Special Committee	Name	Title	Inside/Outside Director	Gender	Other Positions
ESG Committee (A)	Kwon, Tae-Kyun	Chair	Outside	Male	C, D, F
	Yoo, Young-Sook	Member	Outside	Female	C, F
	Yoo, Jin-Nyoung	Member	Outside	Male	B,E,F
	Kim, Jun-Hyung	Member	Inside	Male	—
Director Candidate Recommendation Committee (B)	Yoo, Jin-Nyoung	Chair	Outside	Male	A,E,F
	Sohn, Sung-Kyu	Member	Outside	Male	C,D,E,F
	Park, Sung-Wook	Member	Outside	Male	E,F
Evaluation and Compensation Committee (C)	Kim, Joon-Gi	Chair	Outside	Male	D,F
	Yoo, Young-Sook	Member	Outside	Female	A,F
	Kwon, Tae-Kyun	Member	Outside	Male	A,D,F
	Sohn, Sung-Kyu	Member	Outside	Male	B,D,E,F
Finance Committee (D)	Kim, Joon-Gi	Chair	Outside	Male	C,F
	Kwon, Tae-Kyun	Member	Outside	Male	A,C,F
	Sohn, Sung-Kyu	Member	Outside	Male	B,C,E,F
	Jeong, Ki-Seop	Member	Inside	Male	-
Audit Committee (E)	Sohn, Sung-Kyu	Chair	Outside	Male	B,C,D,F
	Yoo, Jin-Nyoung	Member	Outside	Male	A,B,F
	Park, Sung-Wook	Member	Outside	Male	B,F
CEO Candidate Pool Management Committee (F)	Yoo, Young-Sook	Chair	Outside	Female	A,C
	Kwon, Tae-Kyun	Member	Outside	Male	A,C,D
	Yoo, Jin-Nyoung	Member	Outside	Male	A,B,E
	Sohn, Sung-Kyu	Member	Outside	Male	B,C,D,E
	Kim, Joon-Gi	Member	Outside	Male	C,D
	Park, Sung-Wook	Member	Outside	Male	B,E

(4)	If the company established a committee associated with sustainability management under the board of directors, its specific function and roles

Establishment of the ESG committee: Yes

POSCO HOLDINGS established the ESG Committee through the amendment of the Articles of Incorporation and the Operational Regulations of the Board of Directors at the ordinary GMoS held in March 2021 to bolster the role of the Board in driving ESG management. The ESG Committee manages and oversees key ESG-related matters of affiliates and related transactions as well as the operation of the Board of Directors and its special committees, ensuring that the Board of Directors takes the lead in advancing ESG management at all levels of the Group. The deliberation and reporting agendas of the ESG Committee are as follows as of May 31, 2024.

Deliberation and Reporting Agendas for the ESG Committee

ESG Committee

[Deliberation Agenda]

1.  Matters on the operation of the Board of Directors and special committees

A. Develop agendas and set operational standards for the Board of Directors and special committees

B. Deliberate on the amendment and abolition of the Operational Regulations of the Board of Directors

C. Conduct prior deliberations before determining the composition and operational methods of special committees under the Board of Directors

2.  Monitor ESG-related implementation and publish reports

3.  Deliberate and decide on donations exceeding KRW 100 million and KRW 1 billion or less, and deliberate on donations exceeding KRW 1 billion (except for deliberations on related transactions specified in No. 4 below)

4.  Matters concerning related transactions entered into pursuant to the Monopoly Regulation and the Fair Trade Act (provision or transaction of funds, securities, or assets with related parties as the counterparty or for related parties)

A. Review issues concerning related transaction and improvement measures

B. Conduct prior deliberations on related transactions

(KRW 100 billion or more in value)

C. Deliberate and decide on related transactions

(KRW 10 billion or more and under KRW 100 billion in value)

5.  Appointment of the Compliance Officer

[Reporting Agenda]

1.  Important matters regarding ESG of affiliates

2.  Matters on the execution of related transactions

(KRW 5 billion or more and under KRW 10 billion in value)

(5)	Appointment of the chair of the board of directors among outside directors

Board chaired by an outside director: Yes

POSCO HOLDINGS has proactively separated the Chair of the Board of Directors and the Representative Director & CEO roles since 2006 to enable independent and effective decision-making at the Board of Directors. The Chair of the Board is elected among outside directors through the resolution made by the Board of Directors. At the regular Board of Directors meeting held on March 21, 2024, Yoo, Young-Sook, an outside director, was appointed as the Chair of the Board of Directors.

(6)	If the company appoints senior outside directors or executive officers, the rationale, relevant basis, and current status among others

Appointment of senior outside directors: No

Appointment of executive officers: No

POSCO HOLDINGS appoints neither senior outside directors nor executive officers.

B.

If there are deficiencies in relation to the composition of the board of directors and the independence of outside directors based on the above descriptions, explain the reasons and future improvement plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[304200] (Sub-principle 4-2) – The board of directors should be composed of members qualified for their expertise across diverse fields and experiences as well as for accountability to make substantial contributions to business management.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ Board of Directors consists of inside directors with accountability and expertise and outside directors selected for their abundant knowledge and experience in their own field, including industry, finance, academia, law, and accounting among others.

A.	Describe the current status of the company’s board of directors including the following.

(1)

Establishment and operational status of policies to ensure the expertise, accountability, and diversity of the board of directors, and if the board of directors is composed of members of a single gender, explain the reasons

Subject to special provisions governing the gender composition of the board of directors: Yes

A single-gender board: No

In assessing the qualifications of director candidates at the Director Candidate Recommendation Committee, POSCO HOLDINGS ensures that directors are qualified for their extensive expert knowledge and experience in their relevant field in accordance with Article 29-3 (Qualification for Inside Director Candidate) and Article 31 (Qualification for Outside Directors) of the Articles of Incorporation as well as required qualifications set out in the Commercial Act. We also meticulously screen director candidates to make sure those who are accountable for undermining corporate value or infringing on shareholder rights and interests are not appointed as directors. In this respect, our directors satisfy all qualifications required by Article 382-3 and 542-8 (2) of the Commercial Act and other pertinent laws. Yoo, Young-Sook, a female environmental expert, was appointed as an outside director at the ordinary GMoS held in March 2021, and Yoo, Jin-Nyong, an expert in the development and commercialization of new technologies in rechargeable battery and advanced materials, was appointed as an outside director at the ordinary GMoS in March 2022. The ordinary GMoS held in March 2023 appointed Kim, Joon-Gi as an outside director for his expertise in law, international trade, and corporate governance improvement, and the ordinary GMoS held in March 2024 appointed Park, Sung-Wook as an outside director for his expertise on business management and technology development, further bolstering the diversity of the Board of Directors.

As of May 31, 2024, our Board of Directors was composed of six outside directors and four inside directors. Not only does this demonstrate that outside directors comprise the majority of the Board to meet pertinent requirements of the Commercial Act, but also it enables the Board to effectively perform its role in overseeing the Company’s business operations and support independent decision-making. To establish advanced corporate governance to enhance shareholder value and promote the rights and interests of stakeholders in a balanced way, we prioritize expert knowledge and reasonable decision-making in appointing inside directors while ensuring outside directors bring their diverse expertise to the table in assisting management in making informed decisions and independently overseeing top management.

Qualification of Directors (Corporate Governance Charter 3-3 Qualification of Directors)

①	Directors shall possess an exemplary set of ethics, business sense and integrity, and the ability to enhance long-term value of all shareholders and fairly represent the interest of all stakeholders.

②

Inside directors, as high-level managers of the Company, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner.

③

Outside directors shall have sufficient knowledge and experience in their relevant field such as industry, finance, academia, law, and accounting among others and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and specific shareholders.

POSCO HOLDINGS’s Board of Directors includes the following four inside directors noted for their expertise and accountability.

Chang, In-Hwa, the Representative Director and CEO, previously headed the New Business Development Department, the Technology and Investment Division, and the Steel Business Unit while serving as the Representative Director & President at POSCO, which allowed him to build business expertise and management capabilities by leveraging his extensive experiences across such diverse fields as steel production technology, new businesses, and investments. Jeong, Ki-Seop, the Representative Director & President, formerly served as the Head of the Domestic Business Management Office at POSCO and the Representative Director & President of POSCO ENERGY. He is currently the Chief Strategy Officer of POSCO HOLDINGS, drawing on his expertise in Group-wide management strategy and risk & business management. Kim, Jun-Hyung previously served as the Senior Vice President of the Rolling Mill Sector and the Head of the New Business Department at POSCO and as the Representative Director & President of SNNC and POSCO FUTURE M, which helped him earn extensive work experiences and far-reaching perspectives and insights. He is currently the Senior Executive Vice President for rechargeable battery business to head POSCO Group’s rechargeable battery material business. Kim, Ki-Soo gained his expertise on steel technology and research while serving as the Head of the Technical Research Laboratories and the Low-Carbon Process R&D Center. Currently working as the Senior Executive Vice President for Technology as well as POSCO Group’s Chief Technology Officer and the Head of New Experience of Technology Hub overseeing Group’s R&D operations, he brings his research expertise and insights to contribute to POSCO Group’s new growth technology development.

Our Board of Directors is also joined by the following six outside directors chosen for their abundant expert knowledge and experience in the fields of industry, finance, academia, law, accounting, and public services. Yoo, Young-Sook, the Chair of the Board, formerly served as the Vice President of the Korea Institute of Science and Technology (KIST), and worked at the organization for nearly 30 years to build her career as an environmental researcher. She was the former Minister of Environment and is currently the Chairperson of the Board at the Climate Change Center (private sector non-profit) as an environmental expert. She has been a regular participant at the UN Climate Change Conference each year since serving as the Minister of Environment, which allows her to keep updated with international environmental issues and trends as the current Chair of the Board at the Climate Change Center. She brings her experience and expertise in the environment area—climate change, the low-carbon economy, and other ESG issues that are emerging as key business agendas—to contribute to the Board’s decision-making. Kwon, Tae-Kyun is an expert in finance, international finance, and investment, and previously served as the Economic Councilor at the OECD Representative, the Commissioner of the Korea Financial Intelligence Unit under the Ministry of Finance and Economy, the Chief Administrator of the Public Procurement Service, and the Ambassador of the Korean Embassy in the United Arab Emirates. Yoo, Jin-Nyoung formerly served as the CTO and President and as the head of the Research Park at LG Chem to build his expertise in the development of new technologies for rechargeable batteries and advanced materials. Currently, he is widely engaged in technology development while also serving as the CEO of a consulting and startup training company. Sohn, Sung-Kyu is an accounting professor at the School of Business of Yonsei University, and is an accounting and finance expert, renowned for his extensive experience in corporate accounting and audit as well as abundant theoretical knowledge. Kim, Joon-Gi is a law professor at Yonsei Law School and is recognized for his expertise on law, international trade, and corporate governance improvement, previously serving on the panel of arbitrators at international dispute settlement organizations in Korea and abroad and as the founding Executive Director of the Hills Governance Center.

Park Sung-Wook, an outside director newly appointed at the ordinary GMoS in 2024, is currently the Chairman of the National Academy of Engineering of Korea, and is renowned for his expertise in business management and research & development that he earned while serving as the CEO of SK Hynix, the head of Hynix Semiconductor’s Research Institute, and the Chairman of the Korea Semiconductor Industry Association.

(2)	Appointment and change of directors from January 1, 2023 to May 31, 2024

As to the appointment and change of directors between January 1, 2023 and May 31, 2024, please refer to the table below.

The expiry dates illustrated in the following table are based on simple calculations made for the tenure of inside/outside directors based on their date of appointment, and the actual expiry dates will be the scheduled date of ordinary GMoS.

(Table 4-2-1) Appointment and Changes of Directors

Name	Inside/ Outside Director	Initial Date of Appointment	End of Term	Date of Change	Reasons for Change	Current Employment Status

Chon, Jung-Son	Inside	March 9, 2018	March 17, 2023	March 17, 2023	End of Term	Retired

Chung, Chang-Hwa	Inside	March 12, 2021	March 17, 2023	March 17, 2023	End of Term	Retired

Choi, Jeong-Woo	Inside	March 11, 2016	March 21, 2024	March 21, 2024	End of Term	Retired

Chang, In-Hwa	Inside	March 21, 2024	March 21, 2027	March 21, 2024	New appointment	Employed

Jeong, Ki-Seop	Inside	March 17, 2023	March 21, 2025	March 21, 2024	Re-appointment	Employed

Yoo, Byeong-Og	Inside	March 18, 2022	March 21, 2024	March 21, 2024	End of Term	Retired

Kim, Ji-Yong	Inside	March 17, 2023	March 21, 2024	March 21, 2024	End of Term	Retired

Kim, Jun-Hyung	Inside	March 21, 2024	March 21, 2025	March 21, 2024	New appointment	Employed

Kim, Ki-Soo	Inside	March 21, 2024	March 21, 2025	March 21, 2024	New appointment	Employed

Kim, Hag-Dong	Non-standing	March 18, 2022	March 21, 2024	March 21, 2024	End of Term	Retired

Chang, Seung-Wha	Outside	March 10, 2017	March 17, 2023	March 17, 2023	End of Term	Retired

Kim, Sung-Jin	Outside	March 9, 2018	March 21, 2024	March 21, 2024	End of Term	Retired

Pahk, Heui-Jae	Outside	March 15, 2019	March 21, 2024	March 21, 2024	Resignation	Retired

Yoo, Young-Sook	Outside	March 12, 2021	March 21, 2027	March 21, 2024	Re-appointment	Employed

Kwon, Tae-Kyun	Outside	March 12, 2021	March 21, 2027	March 21, 2024	Re-appointment	Employed

Yoo, Jin-Nyoung	Outside	March 18, 2022	March 21, 2025	March 18, 2022	New appointment	Employed

Sohn, Sung-Kyu	Outside	March 18, 2022	March 21, 2025	March 18, 2022	New appointment	Employed

Kim, Joon-Gi	Outside	March 17, 2023	March 17, 2026	March 17, 2023	New appointment	Employed

Park, Sung-Wook	Outside	March 21, 2024	March 21, 2027	March 21, 2024	New appointment	Employed

B.

If there are any deficiencies for the composition of the board of directors in terms of diverse backgrounds, expertise, and accountability based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations:

As described in the [A. Policies to ensure the expertise, accountability, and diversity of the board of directors and detailed status of each member of the board], we appointed Yoo, Young-Sook as an outside director in 2021 for her previous role as an environmental researcher at the KIST (Korea Institute of Science and Technology) to ensure reasonable decision-making and enhance professional responses to ESG issues such as climate change and the low-carbon economy that are emerging as critical business agendas. She widely engages in the environmental area both in Korea and abroad, including in her capacity as the Chair of the Board at the Climate Change Center (private sector non-profit). Yoo was re-appointed as an outside director and was also appointed as the Chair of the Board of Directors at the ordinary GMoS held in March 2024, making tremendous contributions to our ESG-related business conduct and the operation of the Board.

To expand new businesses at the POSCO Group level, we appointed Yoo, Jin-Nyoung as an outside director in 2022 for his expertise on the development and commercialization of new advanced technologies (rechargeable battery, advanced materials, etc.). Having joined LG Chem as a researcher at the company’s polymer research institute, Yoo eventually assumed the Chief Technology Officer role and served as the head of the Research Park. Presently, Yoo continues to engage in far-reaching activities in technology development while running his own consulting and startup training business, and leverages his extensive network and information associated with domestic/global new technology development to assist POSCO HOLDINGS in establishing constructive and innovative policies.

The ordinary GMoS held in March 2024 appointed Park, Sung-Wook as an outside director for his expertise on business management and R&D in the manufacturing industry. Park started his career as an industrial researcher at Hyundai Electronics, and went on to serve as the head of the Research Institute of Hynix Semiconductors, the CTO of SK Hynix overseeing R&D and manufacturing and the CEO of SK Hynix. As the Chairman of the National Academy of Engineering of Korea, Park is broadly involved in R&D and technology innovation. Drawing on his rich experience and knowledge on business management and R&D in industrial settings, Park contributes his diverse insights to business management and Board’s operation as well as in technology aspects.

Going forward, we will ensure our Board of Directors is composed of competent members with diverse backgrounds, expertise, and accountability so that our Board of Directors becomes not only independent but also professional in dealing with diverse areas, further sharpening its competitive edge in the process.

Skills Matrix for Outside Directors *As of the date of submitting this report (May 31, 2024)

In accordance with the decision made by the Board of Directors in December 2023 to approve the proposed plan to establish POSCO-style Governance, we categorized the skills matrix for outside directors into common competency and special competency while elaborating on the required industrial experiences and technological capabilities.

Board Skills Matrix

Category			Yoo, Young-Sook	Kwon, Tae-Kyun	Yoo, Jin-Nyoung	Sohn, Sung-Kyu	Kim, Joon-Gi	Park, Sung-Wook
Skills Matrix	General	① ESG/sustainability management	•	•	•	•	•	•
		② Leadership	•	•	•	•	•	•
		③ Risk management	•	•	•	•	•	•
	specific	① Industry experience	—	—	•	—	—	•
		② Technology, digital and innovation	•	—	•	—	—	•
		③ Finance and accounting	—	•	—	•	•	•
		④ Law and public policy	•	•	•	—	•	—
		⑤ International Business management	—	•	•	—	•	•
		⑥ Business development and M&A	—	—	•	—	—	•
General Information		Year of Appointment	2021	2021	2022	2022	2023	2024
Special Committee	Chair of the Board, Chair of the CEO Candidate Pool Management Committee, member of the ESG Committee, member of the Evaluation and Compensation Committee	Chair of the ESG Committee, member of the Finance Committee, member of the Evaluation and Compensation Committee, member of the CEO Candidate Pool Management Committee	Chair of the Director Candidate Recommendation Committee, member of the ESG Committee, member of the Audit Committee, member of the CEO Candidate Pool Management Committee	Chair of the
Audit
Committee,
member of the
Director
Candidate
Recommendation
Committee,
member of the
Evaluation and
Compensation
Committee,
member of the
Finance
Committee,
member of the
CEO Candidate
Pool
Management
						Committee	Chair of the Evaluation and Compensation Committee, member of the Finance Committee, member of the CEO Candidate Pool Management Committee	Member of the Director Candidate Recommendation Committee, member of the Audit Committee, member of the CEO Candidate Pool Management Committee
		Age	68	68	66	64	59	66
		Gender	Female	Male	Male	Male	Male	Male

[3304300] (Sub-principle 4-③) – The director recommendation and appointment process should follow the principles of fairness and independence.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ Director Candidate Recommendation Committee is exclusively composed of outside directors to enhance its independence, and is responsible for screening the qualifications of outside director candidates and recommending them to the GMoS and for conducting preliminary reviews on insider director candidates and screening the qualifications of these candidates.

A.	Describe whether the company established the director candidate recommendation committee for the appointment of inside/outside directors and the activities implemented by the committee.

Establishment	of the director candidate recommendation committee: Yes

Percentage	of outside directors at the director candidate recommendation committee: 100%

At POSCO HOLDINGS, the Director Candidate Recommendation Committee is up and running to recommend outside director candidates to the GMoS. The Committee is primarily mandated to screen the qualifications of outside director candidates and recommend them to the GMoS and to perform preliminary reviews on inside director candidates and screen their qualifications. In addition, the Committee is responsible for conducting preliminary deliberations in appointing members of special committees as well as representative directors among inside directors other than the Representative Director & CEO.

Pursuant to Article 542-8 of the Commercial Act, listed companies with assets worth KRW 2 trillion or more, including POSCO HOLDINGS, are required to appoint three or more outside directors and ensure outside directors account for the majority of the total directors. These companies are also obligated to compose their outside director candidate recommendation committee with the majority of outside directors. To reinforce the independence of our Director Candidate Recommendation Committee beyond statutory requirements, we make sure all three members of the Committee are outside directors. As of May 31, 2024, the Director Candidate Recommendation Committee was chaired by outside director Yoo, Jin-Nyoung.

To ensure independence and transparency in our outside director appointment process, we have operated the Outside Director Recommendation Advisor Panel since 2004, which is set up through the decision made at the Director Candidate Recommendation Committee. This Panel consists of five highly credible senior leaders in the fields of industry, finance, academia, and law who have deep understanding on corporate governance and are principled and independent from external pressures. The Panel proposes candidates five times the number of directors to be appointed to the Director Candidate Recommendation Committee, and the Director Candidate Recommendation Committee assesses their qualifications and recommends finalists to the GMoS where the final decision is made on the appointment of new directors.

B.	Describe whether the company provides shareholders with sufficient information and time to review director candidates, including the following.

(1)	If the appointment of directors was included as an agenda item for the GMoS between January 1, 2023 and May 31, 2024, provision of detailed information on the director candidates

POSCO HOLDINGS’ Director Candidate Recommendation Committee assesses the qualifications of outside director candidates and recommends them to the GMoS in conformity with Article 382-3 (qualifications for outside directors of corporations) and Article 542-8 (2) (qualifications for outside directors for listed companies) of the Commercial Act, and Article 30 (recommendation of outside director candidates) and Article 31 (Qualification for Candidate for Outside Directors) of the Articles of Incorporation. In this respect, we give prior notice as below on the major careers of respective candidates and matters associated with their appointment as directors so that shareholders could thoroughly review the outside director candidates recommended by the Director Candidate Recommendation Committee. Pursuant to Article 542-4 of the Commercial Act, we are obligated to send notice in writing or electronically to each shareholder or make electronic disclosures two weeks prior to the GMoS. In fact, we go the extra mile to disclose agendas for the GMoS four weeks prior to the GMoS in accordance with the convocation notice standards suggested by the Code of Best Practices for Corporate Governance and make sure our shareholders are given sufficient time to go over the agendas.

•	(Table 4-③-1) Information Provided in Relation to Director Candidates

GMoS	Name	Date of Information Provision (1)	Date of GMoS (2)	Period of Advance Information Provision (days) ((2)-(1))	Director Candidate	Information Provided	Remarks
55th ordinary GMoS	Jeong, Ki-Seop Yoo, Byeong-Og Kim, Ji-Yong	Feb. 20. 2023	Mar. 17, 2023	25	Inside director

[Announcement on the Convocation of GMoS]

1. Candidates’ key personal and career profile

2. Transactions with the Company for the past 3 years

3. Relationship with the largest shareholder

4. Detailed careers and nominators

5. Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications

6. Reasons for recommendation by the Board of Directors

7. Confirmation signed by candidates stating that the above-mentioned information is true and accurate

							New appointment Re-appointment New appointment
	Kim, Hag-Dong	Feb. 20, 2023	Mar. 17, 2023	25	Non-standing director

Information Provided

[Announcement on the Convocation of GMoS]

1. Candidates’ key personal and career profile

2. Transactions with the Company for the past 3 years

3. Relationship with the largest shareholder

4. Detailed careers and nominators

5. Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications

6. Reasons for recommendation by the Board of Directors

7. Confirmation signed by candidates stating that the above-mentioned information is true and accurate

							Re-appointment
	Kim, Joon-Gi	Feb. 20, 2023	Mar. 17, 2023	25	Outside director

Information Provided

[Announcement on the Convocation of GMoS]

1. Candidates’ key personal and career profile

2. Transactions with the Company for the past 3 years

3. Relationship with the largest shareholder

4. Detailed careers and nominators

5. Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications

6. Reasons for recommendation by the Board of Directors

7. Confirmation signed by candidates stating that the above-mentioned information is true and accurate

							New appointment

56th ordinary GMoS	Chang, In-Hwa Jeong Ki-Seop Kim, Jun-Hyung Kim, Gi-Soo	Feb. 21, 2024	Mar. 21, 2024	29	Inside director

[Announcement on the Convocation of GMoS]

1. Candidates’ key personal and career profile

2. Transactions with the Company for the past 3 years

3. Relationship with the largest shareholder

4. Detailed careers and nominators

5. Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications

6. Reasons for recommendation by the Board of Directors

						New appointment Re-appointment New appointment New appointment
	Yoo, Young-Sook Kwon, Tae-Kyun Park, Sung-Wook	Feb. 21, 2024	Mar. 21, 2024	29	Outside director

[Announcement on the Convocation of GMoS]

1. Candidates’ key personal and career profile

2. Transactions with the Company for the past 3 years

3. Relationship with the largest shareholder

4. Detailed careers and nominators

5. Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications

6. Reasons for recommendation by the Board of Directors

						Re-appointment Re-appointment New appointment (members of the Audit Committee who are outside directors)

(2)	For re-appointed director candidates, disclosure of their previous activities on the board as well as the methods and details of such disclosure

Provision	of activity details for re-appointed directors: Yes

The previous Board activities of directors (important resolutions, detailed activities on special committees under the Board, and others) are regularly disclosed through quarterly, semi-annual, and annual business reports. The appointment of inside and outside directors, including re-appointments, is made public through media by distributing press releases detailing their major career history, expertise, and backgrounds for their appointment. We also provide thorough disclosures on re-appointments, including all general documents required by the Commercial Act, just as we do for the appointment of new directors.

C.	Describe whether the company adopted cumulative voting and describe the actions taken and efforts made to collect feedback from minority shareholders in selecting and appointing director candidates.

Adoption	of cumulative voting: Yes

POSCO HOLDINGS has adopted cumulative voting since 2004 in relation to shareholders’ exercise of voting rights on the appointment of directors. Article 382-2 and Article 542-7 of the Commercial Act stipulate that when the general meeting of shareholders is convened for the purpose of appointing two or more directors, shareholders who own shares equal to or more than one hundredth of the total issued shares excluding non-voting shares may request the company to implement cumulative voting either in writing or electronically at least six weeks before the meeting (or the same date of the general meeting of shareholders in the previous year if the meeting is an ordinary one). In the case of cumulative voting, each shareholder has the number of votes that equal the number of directors to be appointed per every share they own, ensuring that shareholders exercise their rights in a way to allocate their votes to one or more director candidates. When directors are appointed through cumulative voting, the candidate who received the highest number of votes is appointed first, with other candidates following suit in the order of votes they earned.

To reflect the voice of minority shareholders in recommending and appointing director candidates, we receive director candidate nominations from minority shareholders in accordance with Article 363-2 (shareholder proposal rights) of the Commercial Act, and this process follows pertinent laws and regulations. Shareholders who own 0.5% or more of the issued shares at least six months before the meeting may propose certain matters as the agenda for the GMoS six months before the same date of the GMoS held in the previous year, and may submit their proposed agendas to directors either in writing or electronically.

Furthermore, we have received shareholder nominations since 2018 to facilitate the recommendation of outside director candidates beyond statutory requirements. Under the same equity ownership conditions as shareholder proposals, shareholders owning 0.5% or more of the issued shares may nominate outside director candidates before the Outside Director Recommendation Advisor Panel does so. These nominated candidates are screened for their qualifications just as those identified by the Panel and are included in the pool of outside director candidates.

D.	If there are deficiencies in ensuring fairness and independence in recommending and appointing director candidates based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

As described in the [A. Describe whether the company established the director candidate recommendation committee for the appointment of inside/outside directors and the activities implemented by the committee.], POSCO HOLDINGS has operated the Outside Director Recommendation Advisor Panel since 2004 to ensure independence and transparency in its outside director appointment process. This Panel, which consists of five highly credible senior leaders, proposes candidates five times the number of directors to be appointed, and the Director Candidate Recommendation Committee assesses their qualifications and recommends finalists to the GMoS where the final decision is made on the appointment of new directors.

To appoint outside directors at the ordinary GMoS in 2024, the Panel met four times to identify candidates and propose candidates five times the number of directors to be appointed. The Director Candidate Recommendation Committee then met twice to screen their qualifications and recommend finalists to the GMoS, ensuring a fair and independent process in appointing outside directors.

[304400] (Sub-principle 4-④) – Efforts should be made to make sure individuals responsible for undermining corporate value or infringing on shareholder rights and interests are not appointed as executives.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS conducts thorough, year-round verifications on executive candidates for their expertise, leadership, achievement, and ethics among others to ensure those who are responsible for undermining corporate value or infringing on shareholder rights and interests are not appointed as executives.

A.

Provide a description concerning the appointment of individuals responsible for undermining corporate value or infringing on shareholder rights and interests as executives, including non-registered executives, including the following.

(1)	Overview of Registered Executives

•	(Table 4-④-1) Overview of Registered Executives

Name	Gender	Position	Full-time /Non Full -time	Responsibility
Chang, In-Hwa	Male	Representative Director & CEO	O	Overall company management
Jeong, Ki-Seop	Male	Representative Director & President	O	Chief Strategy Officer (CSO), member of the Finance Committee
Kim, Jun-Hyung	Male	Inside director and Vice President	O	Head of the Battery Materials Business Office, member of the ESG Committee
Kim, Ki-Soo	Male	Inside director and Vice President	O	Head of the Chief Corporate Technology Office (Head of POSCO N.EX.T Hub)
Yoo, Young-Sook	Female	Outside director	X	Chair of the Board of Directors, Chair of the CEO Candidate Pool Management Committee, member of the ESG Committee, member of the Evaluation and Compensation Committee
Kwon, Tae-Kyun	Male	Outside director	X	Chair of the ESG Committee, member of the Evaluation and Compensation Committee, member of the Finance Committee, member of the CEO Candidate Pool Management Committee

Yoo, Jin-Nyoung	Male	Outside director	X	Chair of the Director Candidate Recommendation Committee, member of the ESG Committee, member of the Audit Committee, member of the CEO Candidate Pool Management Committee
Sohn, Sung-Kyu	Male	Outside director	X	Chair of the Audit Committee, member of the Director Candidate Recommendation Committee, member of the Evaluation and Compensation Committee, member of the Finance Committee, member of the CEO Candidate Pool Management Committee
Kim, Joon-Gi	Male	Outside director	X	Chair of the Evaluation and Compensation Committee, Chair of the Finance Committee, member of the CEO Candidate Pool Management Committee
Park, Sung-Wook	Male	Outside director	X	Member of the Audit Committee, member of the Director Candidate Recommendation Committee, member of the CEO Candidate Pool Management Committee

(2)	Overview of Non-registered Executives

Overview of Non-registered Executives as of May 31, 2024

Name	Gender	Position	Full-time/ Non Full-time	Responsibility
Kim, Kyeong-Chan	Male	Executive	Full-time	Head of POSCO-America
Kim, Kyung-Han	Male	Executive	Full-time	Head of the Communication Team
Kim, Kwang-Bok	Male	Executive	Full-time	Head of POSCO-Argentina
Kim, Keun-Hwan	Male	Executive	Full-time	Head of the New Technology Business Team, Chief Corporate Technology Office
Kim, Sung-Tae	Male	Executive	Full-time	Head of Corporate Planning Office, POSCO-America
Kim, Seung-Jun	Male	Executive	Full-time	Head of the Finance IR Team
Kim, Young-Kyu	Male	Executive	Full-time	Chief of Finance, Finance IR Team

Kim, Yong-Soo	Male	Executive	Full-time	Head of the AI & Robotics Convergence R&D Laboratories
Kim, Jung-Yong	Male	Executive	Full-time	Head of the N.EX.T Hub Development Project Team
Kim, Ji-Yong	Male	Executive	Full-time	Senior Corporate Advisor
Kim, Hee	Female	Executive	Full-time	Chief of Carbon Neutral Strategy, Carbon Neutral Team
Na, Seung-Min	Male	Executive	Full-time	Seconded to the World Steel Association
Park, Byoung-Jik	Male	Executive	Full-time	Chief of Top Talent Management, Corporate Management Team
Song, Kyung-Hwa	Male	Executive	Full-time	Director, PT.Nicole Metal Industry
Song, Jong-Chan	Male	Executive	Full-time	Chief of Business Cooperation, Communication Team
Shin, Kun-Chul	Male	Executive	Full-time	Chief of Corporate Audit, Corporate Compliance and Ethics Team
Um, Kyung-Keun	Male	Executive	Full-time	Head of the POSCO Group Technology Strategy Team, Chief Corporate Technology Office
Oh, Jae-Hoon	Male	Executive	Full-time	Head of Production & Technology Office, POSCO-Argentina
Yoon, Young-Ju	Male	Executive	Full-time	Chief of Battery Materials Business Management, Corporate Strategy Team
Lee, Sang-Ryong	Male	Executive	Full-time	Head of CP1 Construction Office, POSCO-Argentina
Lee, Sung-Wook	Male	Executive	Full-time	Head of the Corporate Compliance and Ethics Team
Lee, Sung-Won	Male	Executive	Full-time	Head of the Lithium Business Team, Battery Materials Business Office
Lee, Won-Chul	Male	Executive	Full-time	Chief of Steel Business Management, Carbon Neutral Team
Lee, Yu-Kyung	Female	Executive	Full-time	Head of the Corporate Management Team
Lee, Jae-Young	Male	Executive	Full-time	Head of the Ni & Next Generation Business Team, Battery Materials Business Office
Lee, Jae-Wan	Male	Executive	Full-time	Chief of Global Relations, Communication Team
Lee, Ju-Tae	Male	Executive	Full-time	Head of the Corporate Strategy Team

Chun, Sung-Lae	Male	Executive	Full-time	Head of the Carbon Neutral Team
Choi, Tae-Hwan	Male	Executive	Full-time	Chief of Infrastructure Business Management, Corporate Strategy Team
Ha, Dae-Ryong	Male	Executive	Full-time	Head of POSCO-Europe
Han, Mi-Hyang	Female	Executive	Full-time	Chief of Public Relations, Communication Team
Han, Young-Ah	Female	Executive	Full-time	Head of IR, Finance and IR Team
Hong, Young-Jun	Male	Executive	Full-time	Head of the LiB Materials R&D Laboratories
Hwang, Chang-Hwan	Male	Executive	Full-time	Head of the Investment Planning & Engineering Team, Battery Materials Business Office

(3)	The company’s policies and their details to ensure individuals responsible for undermining corporate value or infringing on shareholder rights and interests are not appointed as executives

Implementation:	Yes

POSCO HOLDINGS’ Corporate Governance Charter specifies that the Company’s directors should be qualified for their contribution to improving the long-term value of shareholders and for their balanced representation of stakeholder rights and interests, and the Company’s Code of Ethics also stipulates employees’ fiduciary duty towards investors which includes increasing shareholder value.

We put considerable effort and interest into executive appointments to enhance our corporate value and shareholder rights and interests. The responsible department verifies executive candidates for their expertise, leadership, and achievements on an ongoing basis, and these candidates are assessed for their ethics through various methods, ensuring that outstanding ones who satisfy verification standards are appointed as executives. We have conducted 360-degree assessments on executives since 2019 to use the results as quantitative data for making HR decisions on executives, rendering our HR verification process more robust.

(4)

Appointment of any individuals who have been prosecuted or convicted for embezzlement or malpractice, unfair transactions under the Capital Markets Act, or unfair support or illegal profit-taking under the Fair Trade Act, or who have received dismissal recommendations from the Securities and Futures Commission for non-compliance with accounting standards under the External Audit Act, as executives as of May 31, 2024.

We established the POSCO Code of Ethics back in 2003. Chapter 4 of the POSCO Code of Ethics Practice Guidelines stipulates the Company’s fiduciary duty towards shareholders and investors, which includes the obligation to increase shareholder value and provide investment information in an equitable manner. The Code also separately defines the roles and responsibilities of leaders and specifies that employees should be subject to stern disciplinary measures according to pertinent regulations for their non-compliance with the Code of Ethics. Specifically, the zero-tolerance principle applies to bribery, embezzlement, information manipulation, and violation of sexual ethics. All our executives and employees sign the pledge to abide by the Code of Ethics each January. In this regard, POSCO HOLDINGS has not appointed any individual punished for malpractice, embezzlement or other offences as executives. If incumbent executives receive investigations by pertinent authorities for significant business-related reasons, they are removed from their duties by terminating their delegation contract or by dismissing them, irrespective of their remaining term.

(5)	If there were any lawsuits raised by shareholder representatives between January 1, 2023 and May 31, 2024, their details and current status.

There were no lawsuits raised by shareholder representatives between January 1, 2023 and May 31, 2024.

B.

If there are any deficiencies in the company’s efforts to ensure individuals responsible for undermining corporate value or infringing on shareholder rights and interests are not appointed as executives based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[305000] (Core Principle 5) Outside directors should be able to independently participate in the company’s important management policy-making and to oversee and support management as members of the board of directors.

[305100] (Sub-principle 5-①) – Outside directors should not have significant interests in the company, and the company should assess them for potential conflicts of interest in the appointment stage.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS abides by the Commercial Act and other pertinent laws in appointing outside directors, and assesses whether outside director candidates have any interests in the Company in advance early in the appointment stage to ensure the independence and fairness of outside directors in overall Board of Director operations.

A.	Provide an overall description on the interests that current outside directors have in the company including the following as of May 31, 2024.

(1)	Previous employment of outside directors by the company or its affiliates and relevant details

As of May 31, 2024, none of our outside directors had been employed by POSCO HOLDINGS or any of its affiliates. There have been no transactions entered into between our outside directors and the Company or the Company’s invested companies for the recent three fiscal years (2021~2023).

•	(Table 5-①-1) Duration of Terms Served by Outside Directors as of May 31, 2024

Name of Outside Director	Terms Served at POSCO HOLDINGS (months)	Terms Served at POSCO HOLDINGS and Its Affiliates (months)
Yoo, Young-Sook	38	38
Kwon, Tae-Kyun	38	38
Yoo, Jin-Nyoung	26	26
Sohn, Sung-Kyu	26	26
Kim, Joon-Gi	14	14
Park, Sung-Wook	2	2

(2)

Any transactions entered into between outside directors or companies where outside directors are the largest shareholder and the company (including its affiliates) for the recent three years, if any, and relevant details.

POSCO HOLDINGS abides by the Commercial Act and other pertinent laws in appointing outside directors, and verifies whether outside directors have any interests in the Company in advance early in the appointment process to ensure the independence and fairness of outside directors in overall Board of Directors operations. In this regard, we cross-check the past careers of outside director candidates and our overall transaction data during the outside director appointment process to identify any bilateral transactions or contracts between these candidates and the Company. We also verify final candidates and the companies where these finalists are the largest shareholder to detect any transactions with or interests in the Company, enhancing the independence and fairness of outside directors as a result. There have been no transactions that we entered into with our outside directors or companies where outside directors are the largest shareholder that constitute legal disqualifications for the past three years.

(3)	Any transactions entered into between companies employing the company’s outside directors and the company for the recent three years, if any, and relevant details.

As stated in the above (2) section of the report, POSCO HOLDINGS abides by the Commercial Act and other pertinent laws in appointing outside directors, and verifies whether outside directors have any interests in the Company in advance early from the appointment process to ensure the independence and fairness of outside directors in overall Board of Directors operations. In this respect, we cross-check the past careers of outside director candidates and our overall transaction data during the outside director appointment process to identify any bilateral transactions or contracts. For final candidates, we verify the organizations where they previously worked as well as the candidates themselves to identify any major transactions with or interests in the Company, enhancing the independence and fairness of outside directors in the process. There were no transactions between POSCO HOLDINGS and the companies employing our outside directors that constitute legal disqualifications.

(4)	Procedures or pertinent regulations to verify above-mentioned transactions, and relevant details.

Implementation:	Yes

Pursuant to Article 382 and Article 542-8 of the Commercial Act and our Guidelines on Outside Directors’ Independence and Diversity, we conduct prior reviews to ensure candidates who meet disqualification criteria are not appointed as outside directors. Beyond statutory qualifications, we also meticulously assess candidates qualified for their independence, expertise, and extensive experience through multiple criteria to appoint outside directors suitable for POSCO HOLDINGS.

As stated in the above (2) section of the report, we document the confirmation form on outside director disqualification criteria defined by Article 382 and Article 542-8 of the Commercial Act in the outside director candidate review process. Leveraging publicly-available data on candidates and their past transactions with the Company, we cross-check each candidate for any disqualification criteria and exclude candidates identified with independence issues.

Qualifications of Outside Directors (3-3 - ③ Qualification of Directors, Corporate Governance Charter)

●

Outside directors should have abundant expert knowledge and experience in the relevant fields such as industry, finance, academia, law, accounting, or public service, should not have material interests in the Company, and should be able to make decisions independently of management and specific shareholders.

Guidelines on the independence of outside directors (Guidelines on Outside Directors’ Independence and Diversity)

•	Outside directors are deemed independent when meeting the following criteria, and it should be comprehensively considered whether outside directors are in any material relationship with the Company.

•	They have not been employed by the Company for the past five years.

•	They have not engaged in the business of the Company’s affiliates as their employees for the past three years (Article 34-5-1 of the Enforcement Decree of the Commercial Act)

•	None of the immediate family members of outside directors were employed by the Company or its subsidiaries as executives for the past three years.

•	Neither outside directors nor their family members received compensation worth KRW 120 million (USD 100,000) by the Company for the past three years.

•	They have not been in any employment relationships with the external auditor of the Company for the past three years.

•	They are neither advisors nor consultants working for the Company or its management.

•

They have not been employed by corporations that signed key advisory contracts with the Company, including legal advisory and management advisory, for the past two years (Article 34-5-2-G of the Enforcement Decree of the Commercial Act).

•

They have not been employed by corporations for the past two years whose combined transactions with the Company for the past three years amounted to 10% or more of the Company’s total assets or total sales (Article 34-5-2-A of the Enforcement Decree of the Commercial Act).

-	They have no interests in the Company in relation to other matters decided by the Board of Directors.

B.

If there are any deficiencies in the company’s efforts to appoint outside directors who do not have significant interest in the company based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[305200] (Sub-principle 5-②) – Outside directors should put in sufficient time and effort to faithfully perform their duties.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ outside directors put in sufficient time and efforts to faithfully fulfill their duties by holding strategy/ESG/performance review sessions, convening outside director meetings, and visiting the Company’s key operations in addition to serving on the Board of Directors and its special committees.

A.	Describe overall matters related to outside directors’ fulfillment of duties including the following.

(1)	Internal criteria governing outside directors holding concurrent positions at other companies

Implementation:	No

POSCO HOLDINGS does not implement separate internal standards governing outside directors holding concurrent positions at other companies.

It should be noted, however, that we abide by disqualification criteria for outside directors as specified in Article 542-8 of the Commercial Act and Article 34 of the Enforcement Decree of the Act, and make sure incumbent outside directors who meet any of such disqualification criteria lose their position.

Apart from the disqualification criteria for outside directors stipulated in the above Act and its Enforcement Decree, we make it a rule that outside directors communicate any other activities that may materially impact their attendance in board meetings and its activities with the Board and the Company in advance.

(2)	Incumbent outside directors concurrently holding positions at other companies as of May 31, 2024

The table below illustrates our incumbent outside directors holding concurrent positions as of May 31, 2024.

The expiry dates stated in the table below are based on simple calculations made for the tenure of inside/outside directors based on their date of appointment, and the actual expiry dates will be the scheduled date of ordinary GMoS.

•	(Table 5-②-1) Concurrent Employment of Outside Directors

Name	Audit Committee Member	Date of Initial Appointment	End of Term	Current Position	Concurrent Employment
					Organization	Role	Start of Employment	Listed/ Non-listed Company
Yoo, Young-Sook	X	Mar. 12, 2021	Mar. 21, 2027	Chair of the Board, Climate Change Center	Microgen	Outside Director	Mar. 2021	Listed company
Kwon, Tae-Kyun	X	Mar. 12, 2023	Mar. 21, 2027	—	Kumho Petrochemical	Outside Director	Jul. 2022	Listed company
Yoo, Jin-Nyoung	O	Mar. 18, 2022	Mar. 18, 2025	CEO, Angel 6+	Seoul Center for Creative Economy & Innovation	Chair of the Board	May 2023	Public organization
Sohn, Sung-Kyu	O	Mar. 18, 2022	Mar. 18, 2025	Professor, School of Business, Yonsei University	Samsung Asset Management	Outside Director	Mar. 2022	Non-listed company
Kim, Joon-Gi	X	Mar. 17, 2023	Mar. 17, 2026	Professor of Law, Yonsei Law school	Korean Council for International Arbitration	President	Apr. 2022	Non-profit
Park, Sung-Wook	O	Mar. 21, 2024	Mar. 21, 2027	—	National Academy of Engineering of Korea	Chairman	Dec. 2022	Non-profit

B.	If the company’s outside directors could not put in sufficient time and effort into faithfully fulfilling their duties based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations:

While there are no deficiencies, POSCO HOLDINGS will implement plans as follows.

POSCO HOLDINGS’ Director Candidate Recommendation Committee recommends outside director candidates in accordance with the standards governing the identification and assessment of outside director candidates, ensuring that these candidates are independent and not subject to any disqualification criteria specified in the Korean Commercial Act and the New York Stock Exchange listing regulations, qualified for their extensive expert knowledge and experience in their field as well as for their abundant management insights, and capable of investing considerable time in fulfilling their duties as outside directors.

POSCO HOLDINGS convened Board meetings 10 times in 2023, with 100% attendance rate. Special committees under the Board met 28 times in total, with 100% attendance rate. Furthermore, all our outside directors actively participated in such key Board activities as Board of Directors strategy sessions, ESG sessions, leadership sessions, strategy/performance review sessions, outside director meetings, and visits to key operational sites, putting sufficient time and efforts in fulfilling their role as outside directors. The Company also extends the fullest possible support to assist outside directors in duly assuming their authorities and roles.

[305300] (Sub-principle 5-③) – The company should provide outside directors with the information and resources required to fulfill their duties.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS provides outside directors with the information and resources necessary to fulfill their roles, and has created a dedicated department for the Board of Directors while providing a range of training opportunities to support outside directors on multiple fronts.

A.	Describe the policies the company is developing to support outside directors to fulfill their duties and their detailed implementation, including the following.

(1)	Provision of human/physical resources and internal information for outside directors

POSCO HOLDINGS’ Operational Regulations of the Board of Directors specify that the Company may seek assistance from experts at its own expense to support outside directors to perform their duties, and may pay expenses necessary to fulfill outside directors’ responsibilities, including research on work-related materials and information.

Outside directors recommended to the GMoS for their inaugural appointment are provided with information on the Company’s business operations and the Board of Directors. Directors appointed at the GMoS attend management briefings to enhance their understanding on the Company’s business operations, through reports on ‘POSCO Group’s portfolio strategy’, ‘LiB materials and hydrogen business future growth strategy’, ‘POSCO’s steel business and mid/long-term strategy’, ‘POSCO Group’s ESG management strategy’, and ‘eco-friendly infrastructure business overview’, and ‘POSCO’s history’. Outside directors also regularly receive information required for their Board activities.

(2)	Overview of dedicated personnel assigned to respond to outside directors’ request for information (materials)

Assignment of dedicated personnel: Yes

We established the Board of Directors Support Bureau for the Board of Directors, staffed by two senior-level personnel (head of the Bureau, leader) and one person in charge (manager), to be exclusively responsible for responding to outside directors’ activities to participate in business operations and their requests for information. In addition, dedicated personnel from the Corporate Strategy Team – two senior-level personnel (general manager, leader) and one person in charge (senior manager) – support the management of agendas to be discussed at the Board of Directors.

(3)	Provision of training for outside directors that is necessary to fulfill their duties and relevant details

Implementation of training: Yes

In 2023, POSCO HOLDINGS provided specialized training and visits to operational sites as follows to assist outside directors in enhancing the expertise required to fulfill their roles.

Training Provided to Outside Directors

Date of Training	Trainer	Key Training Topics	Attendants
Mar. 28, 2023	Corporate Strategy Team and other relevant departments

-   POSCO Group’s strategic directions

-   POSCO’s steel business updates and mid/long-term strategies

-   Rechargeable battery materials’ future growth strategies

-   Eco-friendly infrastructure business updates and mid/long-term strategies

-   POSCO Group’s ESG management strategies and others

Kim, Joon-Gi
Jun. 8-9, 2023	Relevant departments from POSCO, POSCO FUTURE M, POSCO HY Clean Metal, and POSCO-Pilbara Lithium Solution	- Visit to POSCO’s Gwangyang Steelworks - Visit to POSCO FUTURE M’s cathode material plant - Visit to POSCO HY Clean Metal’s plant - Visit to POSCO-Pilbara Lithium Solution’s plant	Yoo, Jin-Nyoung Sohn, Sung-Kyu Kim, Joon-Gi
Jun. 16, 2023	Professor Tae-Young Pak, Sungkyunkwan University	- Key issues for ESG and sustainability disclosure and updates on the ISSB standards	All outside directors

(4)	If there were meetings exclusively attended by outside directors apart from board meetings from January 1, 2023 to May 31, 2024, their relevant details.

Holding of separate meetings of outside directors: Yes

To facilitate the work of outside directors, we provide individual reports to outside directors on Board meeting agendas and hold meetings led by outside directors on an as-needed basis in addition to regular Board meetings. Pursuant to Article 24 of the Operational Regulations of the Board of Directors, regular outside director meetings are convened semi-annually, and special outside director meetings can be held as the need arises. The following table outlines the regular meetings attended by outside directors only between January 1, 2023 to May 31, 2024.

•	(Table 5-③-1) Details of Meetings Joined by Outside Directors Only

	Regular /Special	Date of Meeting	Attendance of Outside Directors (persons)	Total Outside Directors (persons)	Agenda	Remarks
1st meeting	Regular (GMoS)	Jun. 5, 2023	7	7	Discuss operational plans for the Governance Task Force and matters on information exchanges	—
2nd meeting	Regular (GMoS)	Nov. 13, 2023	7	7	Discuss relevant matters following the interim report on the Governance Task Force	—

B.	If there are any deficiencies in supporting outside directors to fulfill their duties based on the above descriptions, explain such deficiencies and their reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations:

While there are no deficiencies, POSCO HOLDINGS will pursue the following plans.

We regularly provide all outside directors with management information including business results, IR materials, and legal briefings, and share information in diverse formats such as press releases and reports on issues associated with the Company.

As to important investment agendas requiring decisions by the Board of Directors, we provide reports in advance before Board meetings so that outside directors better understand such agendas, and proactively reflect key feedback collected from outside directors in this preliminary reporting process in the materials proposed to the Board of Directors. In tandem with this, we keep outside directors updated on the progress made on approved agenda items.

For the Audit Committee, the Evaluation and Compensation Committee, the Finance Committee and other special committees, their meetings are held one or two days before Board meetings to ensure directors can sufficiently familiarize themselves with the agendas proposed to the Board and special committees. If additional information is needed beyond what was provided to respective special committees, separate discussions are held for each special committee to support these committees in thoroughly going over their agendas.

[306000] (Core Principle 6) To encourage outside directors to fully engage in their work, their activities should be assessed fairly, and their compensation and re-appointment should be based on the assessment results.

[306100] (Sub-principle 6-①) – Outside directors should be assessed for their individual performance, and the assessment results should be considered in determining their re-appointment.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

While POSCO HOLDINGS is not conducting individual assessments on outside directors, the Company internally assesses the performance of the Board of Directors each year to identify a range of improvements.

A.	Describe whether the company conducts individual assessments on outside directors and reflects the results in determining their re-appointment, including the following.

(1)	Individual assessments conducted on outside directors and their specific methods

Individual assessment on outside directors: No

(2)	Measures to ensure fairness in outside director assessment: N/A

(3)	Consideration of outside director assessment results in re-appointment decision-making: N/A

Consideration of assessment results in re-appointment decision-making: No

B.

If the company does not conduct assessments on outside directors or conducts such assessments but does not reflect the results in determining their re-appointment based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons

To encourage free-flowing yet critical interventions and maintain the spirit of teamwork at the Board of Directors, we do not conduct individual assessments on outside directors. Instead, we have implemented the Board of Directors assessment program since 2010 to improve the external credibility of our corporate governance and identify necessary improvements on Board operations. Such assessments are made in the first quarter and the results are reported to the Board of Directors in May each year.

Under this Board assessment program, all our directors assess the Board of Directors and their associated special committees (quantitative ratings on a 5-point scale and qualitative statements), covering 27 items across four areas of roles, responsibilities, structure and operation of the Board as well as six to nine categories for each special committee. The results inform our efforts to seek operational improvements through reporting and consultation at the Board of Directors.

(2)	Future plans and additional explanations

If the need arises to revisit the introduction of individual assessments on outside directors, our Board of Directors will engage in full deliberations by considering their pros and cons and the applicability of results to determine their implementation. In fact, our outside director re-appointment review process comprehensively takes into account overall Board activities undertaken by outside directors including evaluation results of the Board and special committees, Board Skills Matrix assessment results, attendance of individual outside directors, and interventions made by outside directors at Board and special committee meetings.

[306200] (Sub-principle 6-②) – The compensation of outside directors should be determined at appropriate levels in consideration of assessment results and the responsibilities and risks involved in performing their duties among others.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

The compensation of outside directors is determined at appropriate levels within the director remuneration limit approved by the GMoS in full consideration of the responsibilities and risks involved in fulfilling their duties, the time committed, and benchmarks of major Korean companies among other factors.

A.	Describe compensation provided to outside directors including the following.

(1)	Details of compensation policies for outside directors, the rationale for such policies, and specific criteria for compensation determination

Establishment of outside director compensation policies: Yes

The director remuneration limit is determined by the resolution adopted by the GMoS pursuant to Article 388 of the Commercial Act and Article 36 of the Articles of Incorporation, and director compensation is provided within the limit approved by the GMoS. Outside director compensation is provided by comprehensively taking into account benchmarks of other companies similar in terms of scope of work and size as well as socially-acceptable norms. Details of outside director compensation are disclosed through annual business reports.

Overview of Outside Director Compensation (refer to the 2023 business report)

Category (unit: KRW million)	Number of Directors	Total Compensation	Average Compensation per Person
Outside directors (excluding Audit Committee members)	4	465	114
Members of the Audit Committee	3	349	116

*	Number of directors: Number of incumbent directors as of December 31, 2023 (members of the Audit Committee)
*

Total compensation: Total compensation provided to all directors (Audit Committee members) who served from January 1 to December 31, 2023 (including compensation paid to directors (Audit Committee members) who resigned before December 31, 2023)

*	Average compensation per person: Sum of average monthly compensation per director (Audit Committee members) in 2023

(2)	If the company granted stock options, describe their quantities and specifics on the conditions of exercise

Granting of stock options: No

Alignment with performance: No

At POSCO HOLDINGS, outside director compensation does not include stock options.

B.

If there are any deficiencies in determining outside director compensation at appropriate levels in consideration of their assessment results and the responsibilities and risks involved in performing their duties, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations:

While there are no deficiencies, we will implement the following plans.

The compensation of outside directors was determined at appropriate levels by taking into account the responsibilities and risks involved in performing their duties and the time committed among other factors. Meanwhile, we do not conduct individual assessments on outside directors to ensure free-flowing and critical interventions and maintain the spirit of teamwork at the Board of Directors. If the need arises to revisit the introduction of individual assessments on outside directors, our Board of Directors will engage in full deliberations by considering their pros and cons and the applicability of results to determine their implementation

[307000] (Core Principle 7) The operation of the board of directors should be efficient and reasonable to make business decisions in the best interest of the company and its shareholders.

[307100] (Sub-principle 7-①) – The board of directors should convene regularly in principle, and its operational regulations should be established to articulate its authorities, responsibilities, and operating procedures among others.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ Operational Regulations of the Board of Directors stipulate the Board’s authorities, responsibilities, and operating procedures among others, and also specify that the Board meet regularly seven times per year (Jan., Feb., Mar., May, Aug., Nov. and Dec.).

A.	Describe the overall operations of the board of directors including the following.

(1)	Convening of regular board meetings and regulations governing the operation of the board

Convening of regular board meetings: Yes

Presence of regulations governing the operation of the board of directors: Yes

The authorities, responsibilities, and operating procedures of the Board of Directors are stipulated in the Operational Regulations of the Board of Directors, which are made available on our website.

Pursuant to Article 7 of the Operational Regulations, the Board of Directors convenes regular and special meetings: regular meetings are held in January, February, March, May, August, November and December in principle, and special meetings are held to address urgent agenda items.

The Board meetings are convened by the Chair of the Board, and individual directors may separately request the Chair to convene a Board meeting when deemed necessary. If directors find it unfeasible to physically attend a Board meeting, they are allowed to participate in making decisions by way of remote communication methods enabling audio transmission. These directors are considered to be present at the meeting.

(2)	Overview of regular and special board meetings held between January 1, 2023 and May 31, 2024

In 2023, our Board of Directors convened seven regular and three special meetings in total. In 2024, the Board convened six meetings as of May 31, 2024, including four regular and two special meetings. The details of these regular and special meetings are as follows.

Board Meetings Held Between January 1, 2023 and May 24, 2024

Meeting	Agenda		Approval	Regular /Special	Date of Meeting	Date of Notifying Agenda	Attendees/ Total Number of Directors
	Type of Agenda	Description
1	Resolution	Approval of the 55th financial statements and schedule for the ordinary GMoS	Amended and approved	Regular	Jan. 27, 2023	Jan. 20, 2023	12/12
	Reporting	Business performance of the year 2022	—
	Reporting	Operational status of the internal accounting control system in 2022	—
	Reporting	Evaluation of internal accounting control system operations in 2022	—
	Reporting	Implementation status of the Board agendas approved in 2022	—
	Reporting	Updates and plans of robot automation solution business	—

2	Resolution	Recommendation of inside director candidates and non-standing director candidates	Approved	Regular	Feb. 16, 2023	Feb. 10, 2023	12/12
	Resolution	Partial amendments of the Articles of Incorporation	Approved		Feb. 16, 2023
	Resolution	Agendas for the 55th GMoS	Approved		Feb. 20, 2023
	Reporting	Monitoring results of the internal control standards	—		Feb. 20, 2023
	Reporting	Establishment of a #1 electric furnace in Gwangyang	—		Feb. 16, 2023
3	Resolution	Appointment of the Chair of the Board	Approved	Regular	Mar. 17, 2023	Mar. 13, 2023	12/12
	Resolution	Appointment of special committee members	Approved
	Resolution	Appointment of representative directors and inside directors	Approved
	Resolution	Treasury stock disposal regarding executive stock grant	Approved
	Resolution	Relocation of the Headquarters	Approved
	Reporting	Establishment of POSCO’s maintenance subsidiary	—
4	Resolution	Investment in Indonesian nickel refinery business for battery production purposes	Approved	Special	Apr. 7, 2023	Apr. 4, 2023	12/12
	Reporting	Mid-term shareholder return policy (2023-2025)	—
5	Resolution	Dividend payment for Q1 2023	Approved	Regular	May 12, 2023	May 9, 2023	12/12
	Resolution	Domestic nickel sulfate refining joint venture	Approved
	Reporting	Business performance in Q1 2023	—
	Reporting	POSCO Group’s IP competitiveness enhancement plan	—
	Reporting	ESG risk management status of FY 2022	—
	Reporting	Performance and assessment of the Board of Directors for FY 2022	—
	Reporting	Major business performance of operating companies	—
6	Resolution	Investment in hydrometallurgy processes for nickel used for battery in Indonesia	Approved	Special	Jun. 16, 2023	Jun. 13, 2023	12/12
7	Resolution	Dividend payment in Q2 2023	Approved	Regular	Aug. 8, 2023	Jul. 31, 2023	12/12
	Resolution	Transfer of steel-related business previously owned by POSCO HOLDINGS and acquisition plan of POSCO’s asset	Approved
	Reporting	Key management issues of operating companies	—
8	Resolution	Dividend payment in Q3 2023	Approved	Regular	Nov. 3, 2023	Oct. 30, 2023	12/12
	Resolution	Amendments to the model house acquisition plan	Approved
	Resolution	2023 safety and health plan	Approved
	Reporting	Business performance in Q3 2023	—

9	Resolution	Amendments to the Operational Regulations of the Board of Directors to establish POSCO-style Governance	Amended and approved	Regular	Dec. 19, 2023	Dec. 15, 2023	12/12
	Resolution	Mid/long-term management strategies and 2023 consolidated management plans	Approved
	Resolution	Liquidation of financial investment stocks	Approved
	Resolution	Acquisition of POSCO WIDE shares from POSCO E&C	Approved
	Resolution	FY2024 brand licensing contract for POSCO	Approved
	Reporting	Monitoring results of the internal control standards in 2023	—
	Reporting	Operational plans for the year-end dividend record date in 2023	—
10	Resolution	Operational plans for the CEO Candidate Recommendation Committee	Approved	Special	Dec. 21, 2023	Dec. 20, 2023	12/12
1	Resolution	Approval of the 56th financial statements and schedule for the ordinary GMoS	Approved	Regular	Jan. 31, 2024	Jan. 29, 2024	12/12
	Reporting	Business performance and Group ESG performance in 2023	—
	Reporting	Operational status of the internal accounting control system in 2023	—
	Reporting	Evaluation of internal accounting control system operations in 2023	—
2	Resolution	Recommendation of inside director candidates (Representative Director & CEO candidates)	Approved	Special	Feb. 8, 2024	Feb. 6, 2024	11/12
3	Resolution	Recommendation of inside director and other non-standing director candidates (other than the Representative Director & CEO candidates)	Amended and approved	Regular	Feb. 21, 2024	Feb. 15, 2024	12/12
	Resolution	Amendment of the Articles of Incorporation and regulations related to the Board of Directors	Approved
	Resolution	Agendas to be proposed to the 56th ordinary GMoS	Amended and approved
	Resolution	Improvement of the Company’s performance assessment system	Approved
4	Resolution	Appointment of the Chair of the Board	Approved	Regular	Mar. 21, 2024	Mar. 18, 2024	10/10
	Resolution	Appointment of the Representative Director & CEO	Approved
	Resolution	Appointment of special committee members	Approved
	Resolution	Appointment of representative directors and inside directors	Approved
5	Resolution	Appointment of the Compliance Officer	Approved	Special	Apr. 19, 2024	Apr. 16, 2024	10/10
6	Resolution	Dividend payment in Q1 2024	Approved	Regular	May 14, 2024	May 9, 2024	10/10
	Resolution	Revised management plans for 2024	Approved
	Resolution	Revision of director compensation criteria	Approved
	Resolution	Revision of compliance control standards	Approved
	Reporting	Business performance in Q1 2024	—
	Reporting	Board activity performance and assessment results in 2023	—
	Reporting	Policy approach to share buyback and retirement	—

•	(Table 7-①-1) Board Meetings Held during the Disclosure Period

	Number of Meetings Held	Average Period Between Agenda Notification and Meeting (days)	Average Attendance of Directors (%)
Regular	7	5	100
Special	3	2	100

B.	Describe the policies the company implements to assist the board of directors in making best-possible decisions including the following.

(1)	Establishment and disclosure of policies to tie compensation of respective executives to their performance assessment results

Establishment of compensation policies for executives: Yes

Disclosure of compensation policies: Yes

At POSCO HOLDINGS, its executive compensation policy is determined by the GMoS and the Board of Directors. The performance pay of executives is tied to their performance, and their business performance assessments and the corresponding payment ratio are decided by the Evaluation and Compensation Committee, a special committee under the Board solely composed of outside directors, through its internal deliberations without the attendance of management. The items deliberated are proposed as agendas to the Board of Directors for final approval. Our executive compensation policy is disclosed in our annual business reports and semi-annual reports and its relevant details are transparently communicated.

(2)	Subscription to directors and officers (D&O) liability insurance

Subscription to D&O liability insurance: Yes

POSCO HOLDINGS purchased directors and officers (D&O) liability insurance through reporting to the Board of Directors in February 1999 with an aim to help executives reduce their risk burden and fully engage in business operations, and has since renewed the insurance contract each year. This insurance does not cover liabilities that arise in relation to criminal lawsuits raised on charges of malpractice and other criminal conduct to prevent its abuse for the purpose of avoiding responsibility on the part of directors.

(3)	Whether the company prioritizes the interests of stakeholders who impact its sustained growth and mid/long-term profitability

Consideration of stakeholders: Yes

POSCO HOLDINGS has hosted the Stakeholder Round Table each year since 2022 to pinpoint the requirements and expectations of stakeholders and reflect them in its business operations. The Stakeholder Round Table is an annual meeting held regularly to invite key stakeholders, including investors, customers, and suppliers, to identify key issues, our current responses, and possible improvements in conjunction with our executives.

The discussion outcomes of the Stakeholder Round Table are combined with the stakeholder inquiries raised throughout the year and assessments made by external organizations to conduct materiality assessment. The top issues identified through materiality assessment are reported to the Board of Directors to officially select ‘10 Key ESG Issues’ . These 10 ESG issues are aligned with our mid/long-term KPIs and are managed accordingly, and the improvements made are disclosed on our website through annual sustainability reports.

C.

If the company has not established operational regulations of the board of directors which provide the basis for holding regular board meetings or was not able to provide a convocation notice for board meetings well in advance, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations:

While there are no deficiencies, we will pursue the following plans.

POSCO HOLDINGS convenes both regular and special Board of Directors meetings, and regular meetings are held in January, February, March, May, August, November, and December in principle. As stated in the Sub-principle 7-1 (2) section of this report, we ensure that our Board meetings are held in accordance with this set schedule.

The schedules related to the Board of Directors are determined and notified by the Board of Directors in the previous year, ensuring that materials are prepared and convocation notices are provided well in advance of Board meetings. Such efforts enabled us to reach 100% attendance of outside directors at the Board meetings held in 2023.

[307200] (Sub-principle 7-②) – The board of directors should document the minutes of each meeting in detail, and disclose the activities of individual directors, including their attendance rate and votes on each agenda item.

-Provide a bri.3ef description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS documents detailed meeting minutes for each resolution agenda item, and discloses the attendance rate and votes on each agenda item of individual directors through regular disclosures.

A.	Provide descriptions on the documentation and retention of Board meeting minutes and the disclosure of individual directors’ activities including the following.

(1)	Documentation and retention of detailed minutes and recordings of board meetings and its related regulations

Implementation: Yes

In conformity with Article 15 of the Operational Regulations of the Board of Directors, POSCO HOLDINGS documents minutes for Board meetings. The original minutes are retained in the department in charge and their copies in relevant departments for 10 years.

(2)	Documentation of key discussions and decisions made at the board of directors for each individual director

Implementation: Yes

The minutes of Board meetings document the interventions made by each director when deemed necessary, along with agendas, proceedings, results, and dissenting directors and their reasons for dissent. The minutes are sealed or signed by attending directors.

(3)	Individual directors’ attendance rate and votes on each agenda item for the past 3 years

The table below describes individual directors’ attendance at Board meetings between January 1, 2023 and May 31, 2024, and their attendance rate and votes for agenda items for the past three fiscal years.

(Table 7-2-1) Directors’ Attendance Rate and Votes on Agenda Items for the Past 3 Years

Name	Type of Director	Term Served on the Board

Choi, Jeong-Woo	Inside	Mar. 11, 2016 ~ Mar. 9, 2018 Jul. 27, 2018 ~ Mar. 21, 2024

Jeong, Ki-Seop	Inside	Mar. 27, 2023 ~ present

Yoo, Byeong-Og	Inside	Mar. 28, 2022 ~ Mar. 21, 2024

Kim, Ji-Yong	Inside	Mar. 27, 2023 ~ Mar. 21, 2024

Kim, Hag-Dong	Other non-executive	Mar. 15, 2019 ~ Mar. 21, 2024

Chang, In-Hwa	Inside	Mar. 21, 2024 ~ present

Kim, Jun-Hyung	Inside	Mar. 21, 2024 ~ present

Kim, Ki-Soo	Inside	Mar. 21, 2024 ~ present

Parhk, Heui-Jae	Outside	Mar. 15, 2019 ~ Mar. 21, 2024

Kim, Sung-Jin	Outside	Mar. 9, 2018 ~ Mar. 21, 2024

Yoo, Young-Sook	Outside	Mar. 12, 2021 ~ present

Kwon, Tae-Kyun	Outside	Mar. 12, 2021 ~ present

Yoo, Jin-Nyoung	Outside	Mar. 18, 2022 ~ present

Sohn, Sung-Kyu	Outside	Mar. 18, 2022 ~ present

Kim, Joon-Gi	Outside	Mar. 17, 2023 ~ present

Park, Sung-Wook	Outside	Mar. 21, 2024 ~ present

Name	Attendance Rate (%)				Votes For (%)
	3-Year Average	Past 3 Years			3-Year Average	Past 3 Years
		2023	2022	2021		2023	2022	2021

Choi, Jeong-Woo	100	100	100	100	100	100	100	100

Jeong, Ki-Seop	100	100			100	100

Yoo, Byeong-Og	100	100	100		100	100	100

Kim, Ji-Yong	100	100			100	100

Kim, Hag-Dong	100	100	100	100	100	100	100	100

Chang, In-Hwa

Kim, Jun-Hyung

Kim, Ki-Soo

Parhk, Heui-Jae	100	100	100	100	100	100	100	100

Kim, Sung-Jin	100	100	100	100	100	100	100	100

Yoo, Young-Sook	100	100	100	100	100	100	100	100

Kwon, Tae-Kyun	100	100	100	100	100	100	100	100

Yoo, Jin-Nyoung	100	100	100		100	100	100

Sohn, Sung-Kyu	100	100	100		100	100	100

Kim, Joon-Gi	100	100			100	100

Park, Sung-Wook

(4)	Disclosure of individual directors’ activities, apart from regular disclosures, and its methods

Disclosure: Yes

While regularly disclosing quarterly/semi-annual/annual business reports, we also publish annual sustainability reports which provide detailed Board activities of each outside director. These sustainability reports are made available on our website.

*	Link to website : http://www.posco-inc.com/poscoinc/v4/kor/esg/s91e4000400c.jsp

B.

If there are any deficiencies in relation to the documentation and retention of board meeting minutes and the disclosure of activities of individual directors based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[308000] (Core Principle 8) For efficient operations, the board of directors should establish committees that perform specific functions and roles.

[308100] (Sub-principle 8-1) – Committees under the board of directors should be composed of the majority of outside directors, and the audit committee and the compensation (reward) committee should be exclusively composed of outside directors.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

At POSCO HOLDINGS, all committees under the Board of Directors include the majority of outside directors. The Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Audit Committee, and the CEO Candidate Pool Management Committee are solely composed of outside directors.

A.	Describe the composition of committees under the board of directors including the following.

(1)	Appointment of outside directors to comprise the majority of each committee under the board of directors

Implementation: Yes

As of February 2024, POSCO HOLDINGS operated five special committees under the Board of Directors, including the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, and the Audit Committee. Following the amendments made to the Articles of Incorporation and the Operational Regulations of the Board of Directors in March 2024, the Company operated a total of six special committees, including the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, the Audit Committee, and the CEO Candidate Pool Management Committee as of May 31, 2024.

All these committees under the Board consist of the majority of outside directors. For the special committees established under the Board of Directors and their key roles and composition, refer to the descriptions provided in the Sub-principle 4-1 section of this report.

(2)	Composition of the audit committee and the compensation (reward) committee of outside directors only

Implementation: Yes

POSCO HOLDINGS’ Audit Committee, Director Candidate Recommendation Committee, and Evaluation and Compensation Committee are exclusively composed of outside directors to ensure independence in the decision-making of these special committees.

B.	If there are any deficiencies in relation to the composition of committees under the board of directors based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[308200] (Sub-principle 8-2) – The organization, operation, and authorities of all committees should be stipulated, and committees should report the decisions made to the board of directors.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ Operational Regulations of the Board of Directors stipulate the organization, operation, and authorities of each committee, and decisions made by special committees are reported to the Board of Directors.

A.	Describe the organization and operation of committees under the board of directors including the following.

(1)	Regulations stipulating the organization, operation, and authorities of committees under the board of directors and their details

Presence of such regulations: Yes

Pursuant to pertinent laws, POSCO HOLDINGS’ Article 38-2 and Article 45 of the Articles of Incorporation specify provisions related to special committees, providing the institutional basis to delegate some of the Board of Directors’ authorities to special committees. In addition, Chapter 4 of the Operational Regulations of the Board of Directors stipulates procedures governing special committees under the Board, including their composition, convocation, and notification obligations. Article 20 of the Operational Regulations of the Board of Directors and the table contained therein elaborate on the matters proposed to special committees, ensuring that special committees make decisions on the matters delegated by the Board of Directors.

As of February 2024, we operated five special committees, including the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, and the Audit Committee. Following the amendments made to the Articles of Incorporation and the Operational Regulations of the Board of Directors in March 2024, the Company operated a total of six special committees, including the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, the Audit Committee, and the CEO Candidate Pool Management Committee as of May 31, 2024. While the Director Candidate Recommendation Committee and the Audit Committee are mandated by the Commercial Act, the remaining four committees were established at the discretion of the Board of Directors to enhance its expertise, independence and efficiency. The Finance Committee and the Audit Committee are joined by specialists with previous experience in the industry and accounting/finance fields, and an environmental expert serves on the ESG Committee. In consideration of expertise on relevant fields, we minimize any change in the composition of these committees during the tenure of directors. The composition, responsibilities, and authorities of each of these special committees are as follows as of May 31, 2024.

1. ESG Committee

1) Composition: 3 outside directors, 1 inside director (Chair: Kwon, Tae-Kyun, members: Yoo, Young-Sook, Yoo, Jin-Nyoung, Kim, Jun-Hyung)

2) Responsibility and authority: Monitor ESG implementation and publish reports, proactively or reactively deliberate on related transactions under the Monopoly Regulation and Fair Trade Act, matters on the operation of the Board of Directors and special committees

2. Director Candidate Recommendation Committee

1) Composition: 3 outside directors (Chair: Yoo, Jin-Nyoung, members: Sohn, Sung-Kyu, Park, Sung-Wook)

2) Responsibility and authority: Screen the qualifications of outside director candidates and recommend them to the GMoS

3. Evaluation and Compensation Committee

1) Composition: 4 outside directors (Chair: Kim, Joon-Gi, members: Yoo, Young-Sook, Kwon, Tae-Kyun, Sohn, Sung-Kyu)

2) Responsibility and authority: Assess the performance of management, review and establish compensation plans

4. Finance Committee

1) Composition: 3 outside directors, 1 inside director (Chair: Kim, Joon-Gi, members: Kwon, Tae-Kyun, Sohn, Sung-Kyu, Jeong, Ki-Seop)

2) Responsibility and authority: Conduct prior deliberations and grant approval on matters concerning investments

5. Audit Committee

1) Composition: 3 outside directors (Chair: Sohn, Sung-Kyu, members: Yoo, Jin-Nyoung, Park, Sung-Wook)

2) Responsibility and authority: Audit the work performed by directors, investigate the Company’s operations and assets

6. CEO Candidate Pool Management Committee

1) Composition: All outside directors (Chair: Yoo, Young-Sook, members: Kwon, Tae-Kyun, Yoo, Jin-Nyoung, Sohn, Sung-Kyu, Kim, Joon-Gi, Park, Sung-Wook)

2) Responsibility and authority: Conduct prior deliberations on the basic qualifications of candidates, approve candidate pooling results and development plans

(2)	Reporting of the decisions made by committees to the board of directors

Reporting: Yes

Pursuant to Article 21 of the Operational Regulations of the Board of Directors, each special committee notifies respective directors of the decisions they made, except for the ones made under the authorities granted according to pertinent laws. If a director has any objections to the decisions made by special committees, the director may request the convening of a Board meeting within two business days from the date of receiving such decisions to revisit the matters decided by the special committees.

(3)	Reporting of decisions made by each committee to the board of directors between January 1, 2023 and May 31, 2024

As of May 31, 2024, POSCO HOLDINGS operated a total of six special committees - the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, the Audit Committee, and the CEO Candidate Pool Management Committee. As to the decisions made by each special committee and reported to the Board of Directors from January 1, 2023 to May 31, 2024, refer to the table below. (Details of Audit Committee meetings were stated in the Sub-principle 9-2 (1) section of this report. The CEO Candidate Pool Management Committee was restructured through the amendments made to the Articles of Incorporation and the Operational Regulations of the Board of Directors in March 2024, and has not been convened yet.)

(Table 8-2-1) Director Candidate Recommendation Committee Meetings Held

		Date of Meeting	Attendance/ Total number of Directors	Agenda		Approval	Reporting to the Board of Directors
				Type of Agenda	Description
2023	Director_1st	Jan. 11, 2023	3/3	Resolution	Qualification assessment and recommendation of outside director candidates	Approved	O
	Director_2nd	Feb. 16, 2023	3/3	Resolution

-Qualification assessment and recommendation of outside director candidates (approval)

- Qualification assessment of inside director and non-standing director candidates (prior deliberation)

-Prior deliberation on the appointment of special committee members (prior deliberation)

						Approved	O
	Director_3rd	Nov. 2, 2023	3/3	Resolution	-Resolution on the operation of the Outside Director Recommendation Advisor Panel in 2024 -Improvement of the outside director appointment process in 2024 (reporting agenda)	Approved	O
2024	Director_1st	Jan. 3, 2024	3/3	Resolution	Qualification assessment of outside director candidates	Approved	O
	Director_2nd	Feb. 21, 2024	3/3	Resolution

-Recommendation of outside director candidates (approval)

- Qualification assessment of inside director and non-standing director candidates (prior deliberation)

-Appointment of special committee members (prior deliberation)

						Approved	O
	Director_3rd	Feb. 23, 2024	3/3	Resolution	Appointment of special committee members (prior deliberation)	Other	O

(4)	Other committees under the board of directors (use the table above when necessary)

ESG Committee Meetings Held (Jan. 1, 2023 ~ May 31, 2024)

		Date of Meeting	Attendance/ Total number of Directors	Agenda		Approval	Reporting to the Board of Directors
				Type of Agenda	Description
2023	ESG_1st	Jan. 26, 2023	4/4	Resolution	Participation in the rights issue of POSCO Silicon Solution to expand its Si anode capacity	Approved	O
			4/4	Reporting	ESG performance of POSCO Group in 2022	—	—
			4/4	Reporting	Roll out of POSCO’s 2050 Carbon Neutral Basic Roadmap	—	—
	ESG_2nd	Mar. 15, 2023	4/4	Reporting	Comparison of hydrogen reduction steelmaking technology developments	—	—
			4/4	Reporting	Update on government support for net zero and overseas cases	—	—
			4/4	Reporting	POSCO Group’s ESG management plan for 2023	—	—
	ESG_3rd	May 10, 2023	4/4	Resolution	Appointment of the Fair Trade and Compliance Manager	Approved	O
			4/4	Resolution	POSCO INTERNATIONAL brand licensing agreement	Approved	O
			4/4	Resolution	POSCO HOLDINGS’ sustainability reporting plan	Approved	O
			4/4	Reporting	Operational status of the ESG risk management system in 2022	—	—
			4/4	Reporting	Group-wide ESG performance in Q1 2023	—	—

ESG_4th	Jun. 14, 2023	4/4	Reporting	Low-carbon, eco-friendly global oversight/supervision policies and implications	—	—
		4/4	Reporting	Investment in hydrometallurgy processes for nickel used for battery in Indonesia	—	—
		4/4	Reporting	POSCO’s stainless steel upstream joint venture in Indonesia	—	—
ESG_5th	Aug. 3, 2023	4/4	Resolution	Transfer of steel-related business previously owned by POSCO HOLDINGS and acquisition plan of POSCO’s asset	Prior deliberation	O
		4/4	Resolution	Acquisition of POSTECH’s stake in POSCO Venture Capital	Approved	O
		4/4	Reporting	Operational status of the fair trade Compliance Program in H1 2023	—	—
ESG_6th	Sep. 27, 2023	4/4	Resolution	Amendment of the POSCO Center lease agreement in 2023	Approved	Individually notified
ESG_7th	Oct. 31, 2023	4/4	Resolution	Venture fund investment to discover new growth business	Approved	O
		4/4	Reporting	Amendment of the model house acquisition plan	—	—
		4/4	Reporting	Group-wide ESG performance in Q3 2023	—	—
		4/4	Reporting	Physical risk analysis results for key operations and responses	—	—

	ESG_8th	Dec. 15, 2023	4/4	Resolution	Liquidation of shares in Woori Financial Group	Prior deliberation	O
			4/4	Resolution	FY2024 brand licensing contract for POSCO	Prior deliberation	O
			4/4	Resolution	Acquisition of POSCO WIDE shares from POSCO E&C	Prior deliberation	O
			4/4	Resolution	Liquidation of POSCO HOLDINGS’ shares in POSCO E&C and NEH	Approved	O
			4/4	Resolution	POSCO Center lease agreement for 2024	Approved	O
			4/4	Resolution	Purchase of RIST-owned research equipment in line with the transfer of research functions to the RIST	Approved	O
			4/4	Reporting	Operational status of the fair trade Compliance Program in H2 2023	—	—
			4/4	Reporting	Status of POSCO Group’s ESG expert acquisition and development	—	—
			4/4	Reporting	Supply chain ESG due diligence results and future plans	—	—
2024	ESG_1st	Feb. 19, 2024	4/4	Resolution	Amendment of the Articles of Incorporation and regulations governing the Board of Directors	Prior deliberation	O
			4/4	Reporting	Results and future plans for Group ESG data portal app development	—	—
			4/4	Reporting	Correction results of physical risk analysis values for key operations	—	—

ESG_2nd	Apr. 19, 2024	4/4	Resolution	Appointment of the Fair Trade and Compliance Manager	Approved	O
ESG_3rd	May 8, 2024	4/4	Resolution	Sustainability report publication plan for 2023	Approved	O
		4/4	Reporting	Group-wide ESG performance in Q1 2024	—	—
		4/4	Reporting	POSCO Group’s ESG management plan for 2024	—	—

Evaluation and Compensation Committee Meetings Held (Jan. 1, 2023 ~ May 31, 2024)

		Date of Meeting	Attendance/ Total number of Directors	Agenda		Approval	Reporting to the Board of Directors
				Type of Agenda	Description
2023	Assessment_1st	Jan. 27, 2023	4/4	Resolution	Company-wide business performance assessment in 2022	Approved	O
	Assessment_2nd	Nov. 17, 2023	4/4	Resolution	Establishment of operational guidelines in line with the claw back mandate for the New York Stock Exchange-listed companies	Approved	O
2024	Assessment_1st	Feb. 6, 2024	4/4	Resolution	Company-wide business performance assessment in 2023	Approved	O
	Assessment_2nd	Feb. 19, 2024	4/4	Resolution	Improvement of the Company’s performance assessment system	Prior deliberation	O
	Assessment_3rd	May 8, 2024	4/4	Resolution	Revision of director compensation criteria	Prior deliberation	O
	Assessment_4th	May 9, 2024	4/4	Resolution	Revision of director compensation criteria	Prior deliberation	O

Finance Committee Meetings Held (Jan. 1, 2023 ~ May 31, 2024)

		Date of Meeting	Attendance/ Total number of Directors	Agenda		Approval	Reporting to the Board of Directors
				Type of Agenda	Description
2023	Finance_1st	Apr. 4, 2023	4/4	Resolution	Investment in battery-grade nickel refining business in Indonesia	Prior deliberation	O
	Finance_2nd	May 9, 2023	4/4	Resolution	Domestic nickel sulfate refining joint venture	Prior deliberation	O
	Finance_3rd	Jun. 14, 2023	4/4	Resolution	Investment in hydrometallurgy processes for nickel used for battery in Indonesia	Prior deliberation	O
			4/4	Reporting	POSCO’s stainless steel upstream joint venture in Indonesia	—	—
	Finance_4th	Aug. 2, 2023	4/4	Resolution	Transfer of steel-related business previously owned by POSCO HOLDINGS and acquisition plan of POSCO’s asset	Prior deliberation	O
	Finance_5th	Oct. 31, 2023	4/4	Resolution	Venture fund investment to discover new growth business	Approved	O
			4/4	Reporting	Amendment of the model house acquisition plan	—	—
	Finance_6th	Dec. 14, 2023	4/4	Resolution	Liquidation of financial investment stocks	Prior deliberation	O
		Dec. 14, 2023	4/4	Resolution	Acquisition of POSCO WIDE shares from POSCO E&C	Prior deliberation	O
		Dec. 14 - 21, 2023	4/4	Resolution	Establishment of a rare gas separation and purification joint venture	Approved	Individually notified

B.

If there were any deficiencies in establishing regulations stipulating the operation of committees under the board of directors or in reporting decisions made to the board based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

[400000] 4. Audit organization

[409000] (Core Principle 9) The internal audit organization such as the audit committee and auditors should faithfully perform its audit work independently of management and controlling shareholders, and its key activities should be disclosed.

[409100] (Sub-principle 9-1) – The internal audit organization including the audit committee and auditors should be independent and professional.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ Audit Committee is composed of a total of three outside directors, including one financial specialist, who are independent and professional and satisfy all appointment requirements under the Commercial Act.

A.	Describe the composition of the internal audit organization including the following.

(1)	Composition of the internal audit organization

Establishment of the audit committee: Yes

POSCO HOLDINGS’ Audit Committee solely consists of three or more outside directors in conformity with the Articles of Incorporation and the Operational Regulations of the Audit Committee, and one or more members are appointed among accounting or financial specialists as defined by the Commercial Act.

•	(Table 9-1-1) Composition of the Internal Audit Organization

Name	Composition		Careers and Qualifications Related to Audit Work	Remarks
	Position	Type of Director
Sohn, Sung-Kyu	Chair	Outside

Professor, School of Business, Yonsei University (1993 - present)

President, Korean Accounting Association (2016-2017)

Distinguished professor, Samil PwC (2013-2015)

Non-standing commissioner, Securities and Futures Commission, Republic of Korea (2010 ~ 2013)

Non-standing member, Korea Accounting Standards Board (2008 ~ 2010)

PhD in business administration, Northwestern University (1992)

Kim, Sung-Jin	Member	Outside

Adjunct professor, Dept. of Economics, Seoul National University (2011 ~ present)

Minister of Maritime Affairs and Fisheries (2006 ~ 2007)

Administrator, Small and Medium Business Administration (2004 ~ 2006)

PhD in economics, Kansas State University (1991)

Mar. 21, 2024 (GMoS): Term expired
Yoo, Jin-Nyoung	Member	Outside

CEO, Angel 6+ (2019 ~ present)

CTO & President, LG Chem (2017 ~ 2018)

President & Head, Research Park, LG Chem (2014 ~ 2016)

EVP & Head, Research Park, LG Chem (2005 ~ 2013)

PhD in polymer engineering, Lehigh University (1990)

Park, Sung-Wook	Member	Outside

Chairman, National Academy of Engineering of Korea

(2022~ present)

Management Advisor & Vice Chairman, SK Hynix Inc.(2019 ~ 2022)

Chairman, Korea Semiconductor Industry Association (KSIA) (2016 ~ 2019)

CEO & President ~ Vice Chairman, SK Hynix Inc (2013 ~ 2018)

PhD in material engineering,

KAIST (1992)

Mar. 21, 2024 (GMoS): Newly appointed as a member of the Audit Committee

(2)	Policies to ensure the independence and expertise of the internal audit organization

Presence of accounting or financial experts: Yes

POSCO HOLDINGS ensures that the Audit Committee maintains its objectivity independently of the Board of Directors, management and other executive bodies in performing its audit work in accordance with pertinent laws. The Audit Committee satisfies all laws and regulations stipulating independence and expertise requirements. To ensure the independence and expertise of the Audit Committee, the Outside Director Recommendation Advisor Panel (a non-Board organization) and the Director Candidate Recommendation Committee (a special committee under the Board) identify and recommend member candidates from the academia, industry, and legal fields, including accounting experts whose committee membership is mandated by law, independently of the Company. These candidates are then appointed at the GMoS.

Pursuant to Article 542-11 of the Commercial Act, POSCO HOLDINGS is mandated to establish an audit committee, which we accordingly established and are operating. As such, we do not separately appoint standing auditors, and allowing standing auditors to hold concurrent positions is irrelevant to our operations.

Our Audit Committee meets all requirements under the Commercial Act stipulating the appointment of audit committee members.

Appointment Requirements	Compliance with Requirements	Pertinent Laws
The audit committee should consist of three or more directors.	Complied (3 directors)	Article 415-2 (2) of the Commercial Act
The audit committee should be composed of a minimum of two-thirds outside directors.	Complied (all outside directors)
The audit committee should include one or more accounting or financial specialists.	Complied	Article 542-11 (2) of the Commercial Act
The audit committee should be chaired by an outside director.	Complied
Other disqualification requirements	Complied (N/A)	Article 542-11 (3) of the Commercial Act

B.	Describe the operation of the internal audit organization including the following.

(1)	Presence of separate regulations governing the operational objectives, organization, and authorities and responsibilities of the internal audit organization and relevant details

Regulations governing the internal audit organization: Yes

POSCO HOLDINGS’ Audit Committee operates independently of management and controlling shareholders in accordance with the Articles of Incorporation and the Operational Regulations of the Audit Committee. Pursuant to the Operational Regulations, the Audit Committee may audit the work of directors in performing its duties including audits on the Company’s accounting and business operations. The Committee may request directors to report on the Company’s operations or investigate the Company’s business conduct and assets. In the event that directors engage in activities that run counter to laws or the Articles of Incorporation and potentially cause irreparable harm to the Company, the Committee has the authority to demand that such activities be suspended in the interest of the Company. If the Audit Committee identifies that a director actually or potentially violates laws or the Articles of Incorporation, the Committee is mandated to report this to the Board of Directors in accordance with the Operational Regulations of the Audit Committee. Should the Audit Committee neglect its duties, the Committee bears joint and several liability to the Company.

(2)	Provision of training required for the execution of audit work

Provision of training to the audit organization: Yes

POSCO HOLDINGS provided training to the Audit Committee between January 1, 2023 and May 31, 2024 as below. In 2024, we will continue to conduct training on the establishment and amendment of relevant regulations and other topics.

Date of Training	Trainer	Key Training Topic	Remarks
May 17, 2023	KPMG, Samil PwC, EY

-Impact of interest rate hikes and inflation on financial statements and roles of the audit committee

-Trends in international ethical standards revisions

-Internal accounting control system audit: lessons learned for the past 3 years and ways forward

Apr. 11, 2024	EY	-Roles of the audit committee -Internal accounting control system -Recent amendments to ICFR-related systems and future directions, etc.	For a new member of the Audit Committee (Park, Sung-Wook)

(3)	Support provided by the company to the audit committee in seeking advice from external experts and relevant details

Support for seeking external advice: Yes

In conformity with the Articles of Incorporation and the Operational Regulations of the Audit Committee, the Audit Committee may seek advice from external experts at the Company’s expense when deemed necessary. When notified by the external auditor of the Company’s non-compliance with accounting standards, the Audit Committee may appoint external specialists at the Company’s expense to investigate the non-compliance and request corrective actions from the Company’s representative directors based on the results.

(4)	Regulations governing the investigation of misconduct by management, matters on management’s support for the internal audit organization in terms of information and expenses

Presence of investigation procedure regulations: Yes

Pursuant to the Operational Regulations of the Audit Committee and the Articles of Incorporation, the Audit Committee may audit the overall work conducted by the Board of Directors, representative directors, and others across the Company’s business operations, and the Company shoulders the expenses required for the activities of the Audit Committee. If the Audit Committee recognizes that a director actually or potentially violates laws or the Articles of Incorporation, the Committee should report this to the Board of Directors. It is also stipulated that in discovering any misconduct or significant non-compliance with laws or the Articles of Incorporation on the part of directors in the fulfillment of their duties, the Audit Committee should immediately notify the external auditor.

(5)	Accessibility for the internal audit organization to information concerning matters that may significantly impact the company’s business conduct

Presence of information access procedures for the internal audit organization: Yes

Article 4 of the Operational Regulations of the Audit Committee specifies that the Audit Committee has the right to request business reports and investigate the Company’s operations and assets. This provides the ground for the Audit Committee to request business reports from directors and employees, investigate the Company’s operations and assets, and seek advice from experts at the Company’s expense.

C.	Provide a description on supporting bodies for the internal audit organization including the following.

(1)	Establishment of supporting bodies for the internal audit organization

Presence of supporting bodies: Yes

To support the Audit Committee to efficiently perform its audit work, we operate Corporate Audit at the Corporate Compliance and Ethics Team as a supporting body for our internal audit organization. The Audit Committee may access important work-related documents, review their details, and implement other procedures deemed necessary by way of Corporate Audit at the Corporate Compliance and Ethics Team. As of the end of 2023, Corporate Audit of the Corporate Compliance and Ethics Team consisted of four employees – 1 Team Head (executive), 1 certified public accountant, and two business management specialists – and engages in supporting the operation and work of the Audit Committee, performing financial and accounting audits on consolidated financial statements and others, assessing the internal accounting control system, supporting audit work at Group affiliates in Korea and abroad, and establishing and updating ethical management policies independently of management and controlling shareholders. To ensure its independence from management, Corporate Audit directly provides regular reports on its activity results to the Audit Committee.

(2)	Independence of supporting bodies working for the internal audit organization

Independence of supporting bodies: Yes

POSCO HOLDINGS’ Audit Committee has the authority to consent to the appointment and dismissal of the Chief of Corporate Audit at the Corporate Compliance and Ethics Team, ensuring its independence from management.

D.

Describe whether the compensation provided to members of the audit committee and auditors is commensurate with their legal responsibilities and supports their faithful fulfillment of duties, including the following.

(1)	Independent compensation policies for members of the audit committee and auditors

Establishment of independent compensation policies: No

Compensation for the Audit Committee which consists of outside directors is provided in full consideration of other companies similar in terms of scope of work or size as well as socially acceptable norms.

(2)	Compensation ratio when compared to outside directors who are neither members of the audit committee nor auditors

Compensation ratio: 1.02

While compensation for members of the Audit Committee and outside directors who are not members of the Audit Committee is identical in principle, some discrepancies may occur according to the frequency of attending special committee meetings.

E.	If there are any deficiencies in relation to ensuring the independence and expertise of the internal audit organization based on the above descriptions, explain the reasons and future plans.

(1)	Deficiencies and their reasons: N/A

(2)	Future plans and additional explanations: N/A

(3)	(if the company has not established an audit committee) Reasons for not establishing an audit committee and plans for establishing one in the future: N/A

[409200] (Sub-principle 9-2) – The internal audit organization such as the audit committee and auditors should faithfully perform audit-related work including holding regular meetings and transparently disclosing their activities.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ Audit Committee holds regular meetings to faithfully perform audit-related work, and documents and retains meeting minutes and audit records pursuant to its Operational Regulations.

A.	Describe the activities of the internal audit organization such as holding regular meetings including the following.

(1)

Regular activities (meetings) including audits performed, external auditor appointment procedures, and operational status assessment of the internal accounting control system between January 1, 2023 and May 31, 2024

Convening of regular meetings: Yes

Between January 1 and December 31 of 2023, the Audit Committee met nine times in total. During this period, the Audit Committee deliberated on internal audit results and the operational status assessment of the internal accounting control system among others while receiving reports on external audit results, the operational status of the internal accounting control system, and internal audit and external review results on consolidated quarterly financial statements.

Activities of the Audit Committee in 2023

Meeting	Date of Meeting	Attendance/ Total Number of Directors	Agenda		Approval
			Type of Agenda	Description
1	Jan. 26, 2023	3/3	Resolution	Consent to the appointment of the person in charge of the internal audit department	Approved
			Resolution	Approval of the audit/non-audit service contract for POSCO HOLDINGS and subsidiaries	Approved
			Resolution	Operational status assessment of the internal accounting control system in 2022	Approved
			Resolution	Audit Committee activities in 2022	Approved
			Reporting	Operational status of the internal accounting control system in 2022	Reported
2	Feb. 15, 2023	3/3	Resolution	Internal audit results for 2022	Approved
			Resolution	Internal audit results for 2022 and 2023 plan	Approved
			Reporting	External audit results for 2022	Reported

3	Feb. 20, 2023	3/3	Resolution	Deliberation of the agenda items for the GMoS	Modified and approved
4	Mar. 17, 2023	3/3	Resolution	Appointment of the Chair of the Audit Committee	Approved
5	Apr. 27, 2023	3/3	Resolution	Internal audit results for consolidated financial statements for Q1 2023	Approved
			Reporting	20-F audit results for 2022 and external review results for Q1 2023 consolidated financial statements	Reported
6	Aug. 4, 2023	3/3	Resolution	Internal audit results for H1 2023 and plans for H2 2023	Approved
			Resolution	Internal audit results for Q2 2023 consolidated financial statements	Approved
			Resolution	Assessment results for external auditor activities in 2022	Approved
			Reporting	External review results for Q2 2023 consolidated financial statements	Reported
7	Oct. 13, 2023	3/3	Reporting	PCAOB inspection trends and others	Reported
8	Nov. 6, 2023	3/3	Resolution	Approval of the non-audit service contract for POSCO FUTURE M	Approved
			Resolution	Internal audit results for Q3 2023 consolidated financial statements	Approved
			Reporting	External review results for Q3 2023 consolidated financial statements	Reported
9	Dec. 19, 2023	3/3	Resolution	Approval of the audit/non-audit service contract for POSCO HOLDINGS and subsidiaries	Approved

Between January 1, 2024 and May 31, 2024, the Audit Committee convened seven times in total. During this period, the Audit Committee deliberated on internal audit results, the operational status assessment of the internal accounting control system among others, and received reports on the operational status of the internal accounting control system and external audit results. The table below provides further relevant details.

Activities of the Audit Committee from January 1 to May 31 of 2024

Meeting	Date of Meeting	Attendance/ Total Number of Directors	Agenda		Approval
			Type of Agenda	Description
1	Jan. 26, 2024	3/3	Resolution	Approval of the audit/non-audit service contract for POSCO HOLDINGS and subsidiaries	Approved
			Resolution	Operational status assessment of the internal accounting control system in 2023	Approved
			Resolution	Audit Committee activities in 2023	Approved
			Reporting	Amendment of the internal accounting control regulations	Reported
			Reporting	Operational status of the internal accounting control system in 2023	Reported
2	Feb. 16, 2024	3/3	Resolution	Internal audit results for 2023	Approved
			Resolution	Internal audit results for 2023 and 2024 plan	Approved
			Reporting	External audit results for 2023	Reported
3	Feb. 21, 2024	3/3	Resolution	Deliberation of the agenda items for the GMoS	Modified and approved
4	Mar. 12, 2024	3/3	Reporting	Accounting audit results for 2023	Reported
5	Mar. 21, 2024	3/3	Resolution	Appointment of the Chair of the Audit Committee	Approved
6	Apr. 24, 2024	3/3	Resolution	Consent to the appointment of the person in charge of the internal audit department	Approved
			Reporting	20-F audit results for 2023	Reported
7	May 9, 2024	3/3	Resolution	Internal audit results for Q1 2024 consolidated financial statements	Approved
			Reporting	External review results for Q1 2024 consolidated financial statements	Reported

(2)

Presence of internal regulations governing the documentation and retention of meeting minutes of the audit committee and audit records as well as procedures of reporting to the general meeting of shareholders, and relevant details

Presence of such regulations: Yes

POSCO HOLDINGS documents meeting minutes and audit records in accordance with the Operational Regulations of the Audit Committee. These meeting minutes and audit records are either sealed or signed by members of the Audit Committee and are retained for 10 years. The procedures governing the Audit Committee’s reporting to the GMoS are stipulated in the Articles of Incorporation.

(3)	(If the company has established its audit committee) Meetings of the audit committee held and attendance of individual directors between January 1, 2023 and May 31, 2024

As to Audit Committee meetings held between January 1, 2023 and May 31, 2024, further details are available in the Tables above, and attendance of individual directors is as follows.

(Table 9-2-1) Attendance of Individual Members of the Audit Committee Over the Past 3 Years

Name	Type of Director	Attendance (%)
		3-Year Average	Past 3 Years
			2023	2022	2021
Chung, Moon-Ki	Outside	100			100
Pahk, Heui-Jae	Outside	100			100
Kim, Sung-Jin	Outside	100	100	100	100
Sohn, Sung-Kyu	Outside	100	100	100
Yoo, Jin-Nyoung	Outside	100	100	100

B.	If there are any deficiencies in relation to the internal audit organization’s performing their audit-related work based on the above descriptions, explain the reasons and future plans.

(1) Deficiencies and their reasons: N/A

(2) Future plans and additional explanations: N/A

[410100] (Core Principle 10) To ensure the company’s accounting information is trusted by shareholders and other users, its external auditor should maintain fairness in the fulfillment of audit duties independently of the audited company, its management and controlling shareholders.

[410100] (Sub-principle 10-1) The internal audit organization should establish and implement policies to ensure independence and expertise in appointing the external auditor.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ Audit Committee appoints and assesses its external auditor in consideration of the capabilities of the audit team and the accounting firm as well as the appropriateness of audit procedures in accordance with the Articles of Incorporation and the Operational Regulations of the Audit Committee.

A.	Describe the company’s policies to appoint and operate its external auditor including the following.

(1)	Presence of appointment-related policies to ensure the independence and expertise of the external auditor and any situations that may potentially undermine the independence of the external auditor

Presence of policies: Yes

Situations that may potentially undermine the independence of the external auditor: No

To enhance the independence and expertise of the external auditor and the fairness of appointment procedures, our Audit Committee appoints and assesses the external auditor in conformity with the Articles of Incorporation and the Operational Regulations of the Audit Committee. The Audit Committee appoints the external auditor in consideration of the capabilities of the audit team, the capabilities of the accounting firm, and the appropriateness of audit procedures. At the 10th Audit Committee meeting held in 2022, the Audit Committee established assessment criteria for external auditor appointment, and appointed KPMG as the external auditor for FY2023 at the 11th Audit Committee meeting held in 2022 pursuant to pertinent laws.

To ensure the independence of the external auditor, all non-audit service contracts, including management advisory by the external auditor, require prior approval granted by the Audit Committee (once in 2023), and this does not involve any contingency fee contracts. In addition, we comply with the Act on External Audit of Stock Companies governing eligibility criteria for auditors.

(2)	Meetings held in relation to the appointment of the external auditor and discussions made at each meeting

In 2023, POSCO HOLDINGS convened the Audit Committee twice in total to appoint the external auditor and determine contractual terms. In November 2022, the Audit Committee established the assessment criteria for external auditor appointment in consideration of the capabilities of the audit team, the capabilities of the accounting firm, and the appropriateness of audit procedures.

In December 2022, the Audit Committee appointed KPMG as the external auditor, and determined the terms of the audit contract by taking into account audit fees, audit hours, and the input of manhours.

(3)	Assessment made after external audits on the faithful implementation of audit plans by the external auditor and relevant details

Each year, the Audit Committee conducts assessments on matters concerning audit fees, audit hours, and necessary audit personnel, on the quality of external audit services including the faithful implementation of audit plans by the external auditor, on the independence and objectivity of the external auditor, and on the resources available at the accounting firm. At the 8th Audit Committee meeting held in 2023, the Committee evaluated the audit activities conducted by the external auditor.

(4)

If the company is provided with consulting or non-audit services by its external auditor or affiliates of the external auditor, the reasons for selecting the external auditors or their affiliates and the expenses paid

POSCO HOLDINGS does not receive any non-audit services, including management advisory, from subsidiaries of the Company’s external auditor.

B.	If there are any deficiencies for policies aiming at ensuring independence and expertise in appointing the external auditor based on the above descriptions, explain the reasons and future plans.

(1) Deficiencies and their reasons: N/A

(2) Future plans and additional explanations: N/A

[410200] (Sub-principle 10-2) The internal audit organization should regularly communicate with the external auditor throughout the entire process including performing external audits and reporting audit results.

-Provide a brief description on the company’s compliance with the above sub-principle. (100 characters or less)

POSCO HOLDINGS’ external auditor reports quarterly/semi-annual financial statement review results to the Audit Committee. When deemed necessary, consultations with the external auditor are reflected by way of the internal audit organization to ensure regular communication.

A.	Describe the details of communication between the internal audit organization and the external auditor as follows.

(1)	Consultation on key audit-related matters between the internal audit organization and the external auditor at least once every quarter without the attendance of management

Implementation: Yes

POSCO HOLDINGS’ external auditor reports quarterly and semi-annual financial statement review results and annual audit results among others to the Audit Committee at least on a quarterly basis each year without management attending.

(Table 10-2-1) Communications with External Auditors

	Date of Meeting	Quarter	Description
1st	Feb. 15, 2023	Q1	External audit results for 2022
2nd	Apr. 27, 2023	Q2	20-F audit results for 2022 and external review results for Q1 2023 consolidated financial statements
3rd	Aug. 4, 2023	Q3	External review results for Q2 2023 consolidated financial statements, audit plan for FY2023
4th	Oct. 13, 2023	Q4	PCAOB inspection trends and others
5th	Nov. 6, 2023	Q4	External review results for Q3 2023 consolidated financial statements

(2)	Key consultations made with the external auditor and the process of reflecting such consultations into internal audit work

In relation to annual audit plans and external audits, the Audit Committee consults on key matters concerning the Company’s financial statements or overall business operations as well as on the valuation methods of the financial products held by the Company. When deemed necessary, the consultations made with the external auditor are incorporated into our internal audit operations through the organization supporting the internal audit organization.

(3)

Procedures for the external auditor to communicate key findings identified during the audit to the internal audit organization and roles and responsibilities of the internal audit organization in this regard

In accordance with the Operational Regulations of the Audit Committee, the external auditor may propose agendas to the Audit Committee in the event of misconduct by the Company’s directors in the performance of their duties, material events occurring in violation of relevant laws or the Articles of Incorporation, or non-compliance with accounting standards by the Company.

The Audit Committee should report to the Board of Directors when directors have acted or are likely to act in violation of applicable laws or the Articles of Incorporation. Upon notification from the external auditor of any non-compliance with accounting standards by the Company, the Audit Committee may appoint external specialists at the Company’s expense to investigate such non-compliance and may request the CEO to take corrective action based on the investigation results.

(4)	Timing of providing financial statements to the external auditor

Provision of financial statements 6 weeks prior to the ordinary GMoS: Yes

Provision of consolidated financial statements 4 weeks prior to the ordinary GMoS: Yes

POSCO HOLDINGS submits unaudited financial statements six weeks prior to the ordinary GMoS and unaudited consolidated financial statements four weeks prior to the ordinary GMoS to the external auditor (KPMG). For FY2023, we submitted unaudited financial statements six weeks before the ordinary GMoS and unaudited consolidated financial statements four weeks before the ordinary GMoS to the external auditor (KPMG). As to FY2022 and FY2023 financial statements, they were submitted as follows. Since the date of submission to the Securities & Futures Commission and the date of submission to the external auditor should be the same, proof of submission to the Commission was also provided to the external auditor.

(Table 10-2-2) Financial Statements Provided to the External Auditor

	Date of Ordinary GMoS	Date of Providing Financial Statements	Date of Providing Consolidated Financial Statements	Provided to
1st financial statements in 2022	Mar. 17, 2023	Jan. 17, 2023	Jan. 17, 2023	KPMG
2nd financial statements in 2022	Mar. 17, 2023	Jan. 18, 2023	Jan. 25, 2023	KPMG
3rd financial statements in 2022	Mar. 17, 2023	Jan. 28, 2023	Jan. 27, 2023	KPMG
1st financial statements in 2023	Mar. 21, 2024	Jan. 17, 2024	Jan. 23, 2024	KPMG
2nd financial statements in 2023	Mar. 21, 2024	Jan. 23, 2024	Jan. 29, 2024	KPMG
3rd financial statements in 2023	Mar. 21, 2024	Jan. 30, 2024	Jan. 30, 2024	KPMG
4th financial statements in 2024	Mar. 21, 2024		Jan. 31, 2024	KPMG

B.	If there are any deficiencies in communication between the internal audit organization and the external auditor based on the above descriptions, explain the reasons and future plans.

(1) Deficiencies and their reasons: N/A

(2) Future plans and additional explanations: N/A

[500000] 5. Other Highlights

A.	If there are any key policies the company has established for corporate governance that were not covered by the Core (Sub) Principles, describe such policies.

POSCO HOLDINGS bans child labor and compulsory labor across our domestic and overseas operations, and respects international human rights standards, including the Universal Declaration of Human Rights and the UN Guiding Principles on Business and Human Rights. We also endorse the UN Sustainable Development Goals (UN SDGs), the UN Global Compact (UNGC), the OECD Guidelines for Multinational Enterprises, ISO 26000 and other internationally-accepted sustainability management standards.

To communicate such commitments internally and externally, we have published sustainability reports since 2004 to transparently disclose our performance for each ESG issue that we prioritize in business conduct, and have received third-party verifications by accounting firms to enhance objectivity.

Following our transition into a holding company system, POSCO HOLDINGS has created the Group ESG Council and the ESG Session to further bolster its governance to lead ESG management at all levels of POSCO Group. The Group ESG Council is supervised by the Group CEO and convenes on a semi-annual basis for management meetings with the CEOs of key operating companies, the Head of the Safety Health Environment (SHE) Division of POSCO, and key executives from POSCO HOLDINGS in attendance. The Council serves to review and manage key ESG issues and achievements of POSCO Group and to report critical issues to the ESG Committee and the Board of Directors. The ESG Session, attended by all members of the Board of Directors each year, provides us with the opportunity to discuss Group-level ESG issues. The ESG Committee composed of three outside directors and one inside director meets frequently to deliberate on POSCO Group’s ESG strategies and key policies, and monitors ESG issues across major operations in Korea and abroad to support management with decision-making.

As part of the double materiality assessments conducted to select key ESG issues, we have operated the Stakeholder Round Table since 2022. In April 2024, our executives directly gathered feedback from stakeholders, including investors, customers, suppliers, and external ESG specialists. The finalized key ESG issues and our policies and strategies for these issues will be integrated into the sustainability report to be published in the latter half of the year and will be disclosed accordingly. The POSCO HOLDINGS Sustainability Report is published each year, and is available for download on our official website.